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07021778

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alinta Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

MAR 1 6 2007

THOMSON FINANCIAL

FILE NO. 82- 35038

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 3/14/07

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

28 February 2007

ARLS
12-31-06

To: Company Announcements Office
ASX

By: Electronic Lodgement

FULL YEAR RESULTS FOR PERIOD ENDED 31 DECEMBER 2006

Attached are the following:

1. News Release regarding the full year results for the period ended 31 December 2006;
2. ASX Appendix 4E – Annual Report;
3. Concise Financial Statements for year ended 31 December 2006; and
4. Financial Statements for year ended 31 December 2006.

Yasmin Broughton
Company Secretary

Encl.

News Release

Alinta

28 February 2007

ALINTA FULL YEAR PROFIT

Alinta Limited today announced a profit for the period attributable to members of $172.7 million for the year ended 31 December 2006. This reflects a 37% increase in profit from underlying operating activities from $102 million in 2005 to $140 million for 2006. The net profit figure for 2005 of $232.2 million included $137.8 million resulting from the operation and sale of the former Duke assets into Alinta Infrastructure Holdings (AIH).

Alinta Acting CEO, Mr Peter Magarry said: "These results show very strong operational performance within Alinta during a year in which we have also undertaken significant corporate activity.

"Alinta has a high quality portfolio of businesses and assets producing attractive returns. The underlying business that we have owned throughout the year grew by 37% over last year.

"Key elements of the result are the excellent underlying operational performance and the good progress with the integration of the AGL infrastructure assets and asset management business we acquired in October 2006. I'm very pleased to say both are performing ahead of our expectations.

"We remain confident we will achieve the $70 million in annual cost savings from the AGL integration in a timely manner. The current forecast represents an upgrade from the original Scheme Booklet estimate of $55 million."

Comparison of 2006 Result with 2005

Key elements of the result compared with 2005 are summarised as follows:

	2006 $m	2005 $m
Result from underlying operations	**140.0**	**102.0**
Effects of 19.9% AGL ownership	25.6	-
Operating result from AGL infrastructure acquisition (net of integration costs)	(0.6)	-
Derivative income (APT)	12.9	-
One-off business development costs	(10.0)	-
Tax adjustments	20.0	-
Other significant items	2.0	134.2
Asset impairment	(17.2)	-
Prior period adjustment	-	(7.6)
Discontinued operations	-	3.6
Profit for the period attributable to members	**172.7**	**232.2**

Alinta

The following individual items should be noted:

- The 2006 results from underlying operations were at the top end of expectations;
- Results from the consolidation of the AGL infrastructure assets, net of synergy implementation costs, were as expected;
- One-off business development costs of $10 million associated with the company's corporate activity were expensed during the year;
- Tax consolidation adjustments associated with a reset of the Alinta and AIH assets and other tax items, amounted to a net benefit of $20.0 million;
- The value attributed to the rights issue undertaken by APT at $3.75, to which Alinta subscribed, were valued at $12.9 million and recorded as profit in accordance with accounting standards;
- Other significant items of $2.0 million in 2006 related to deferred profit recognition on the second instalment of proceeds from the IPO of AIH in 2005. This compares with other significant items of $134.2 million in 2005 as a result of the gain on sale of the former Duke assets into AIH;
- An asset impairment charge of $17.2 million has been recorded, principally relating to the Queensland Gas Pipeline. The impairment is substantially due to a combination of a loss of backhaul revenue due to a bypass pipeline under construction from Fairview to Wallumbilla and increased costs associated with future capacity expansion; and
- Upfront costs associated with the integration of AGL's infrastructure assets were higher than expectations in 2006, however this represents an acceleration of costs from 2007 into 2006, and does not represent an increase to the overall amount expected to be incurred. The after tax effect of these costs in 2006 was $21.9 million (refer detail below).

Update on AGL Integration Process

The integration of AGL's infrastructure assets and asset management business (Agility) into Alinta has been an area of particular focus since settlement of the transaction in October 2006. Alinta now expects to achieve $70 million in annual cost savings having originally forecast $55 million. The vast majority of the cost savings ($65 million) are expected to be derived from the integration of Alinta Asset Management and Agility. Alinta expects to incur approximately $48 million in one off costs by the end of 2007 in order to achieve these savings.

As at 31 December 2006, Alinta had incurred $31 million of the upfront costs ($21.9 million after tax) and at the present time has achieved approximately $38 million of the expected annual cost savings.

Mr Magarry said "Alinta has an excellent track record of extracting cost savings out of newly acquired businesses. Our experience is proving invaluable in this project and I'm very pleased with the progress that has been made to date.

"We are comfortably on track to meet the financial and timing targets we have set ourselves in this area."

Alinta Limited ABN 40 087 857 001 • 12-14 The Esplanade, Perth WA 6000
GPO Box W2030, Perth WA 6846 • Telephone (08) 6213 7000 • Facsimile (08) 6213 7001

Alinta

Dividends

The Directors have declared a final fully franked dividend of 8.375 cents per ordinary share, with a record date of 9 March 2007 for determining entitlement to the dividend. The dividend will be payable to shareholders on 4 April 2007. Alinta shares will trade ex dividend from 5 March 2007.

This final dividend brings total dividends in respect of 2006 to 46 cents. This compares with a total dividend of 44 cents per share for 2005, an increase of 5%.

The final dividend is eligible for participation in the Dividend Reinvestment Plan. Shareholders wishing to participate in the DRP must lodge an application form with Alinta's share registry, Computershare, prior to the record date. The pricing for participation in the DRP will be the volume weighted average price for Alinta shares traded on the ASX over a ten-day period commencing five days prior to the record date.

Update on Corporate Activity

Alinta Chairman Mr John Akehurst advised that a number of expressions of interest were received in relation to the possible sale of Alinta. A limited number of interested parties have since been given access to a virtual data room to conduct due diligence on the company. Binding bids may then be submitted on completion of this process.

In parallel, Alinta management in conjunction with its advisers, JP Morgan and Carnegie Wylie, is working on options for a restructuring of Alinta on a stand alone basis. This will form the base line against which any external bids will be compared.

Mr Akehurst said, "We are working hard to finalise our internal valuation of the company. For any external bid to be recommended to shareholders, it will need to offer a suitable premium over this approach".

Outlook

The structure of Alinta may be subject to significant change during 2007. Alinta had previously flagged to the market its intention to review its asset ownership structure following completion of the AGL transaction. The competitive bidding process which the Company has embarked upon following the announcement in January 2007 of a possible Management Buy Out may ultimately lead to the sale of the business. Given the current status of corporate activity, the Directors have chosen not to issue 2007 earnings guidance at present.

Alinta

Detailed Analysis of 2006 Financial Performance

The 2006 operating results include all businesses owned by Alinta as at 31 December 2005 with the addition of the AGL infrastructure assets from 25 October 2006. The AGL assets are reported within Alinta's existing segments. The offer period for the acquisition of Alinta Infrastructure Holdings was completed subsequent to year end and its results were therefore equity accounted for in 2006.

Total EBITDA grew by 63% to $371.6 million excluding the effects of discontinued operations from the prior year. A breakdown of EBITDA by operating segment is set out below:

Segment	"Old" Alinta	AGL Contribution	2006 Full Year	2005	% Change
Energy Retail	61.6	-	61.6	61.5	-
Energy Wholesale	(4.0)	-	(4.0)	(12.1)	68
Wesfarmers LPG	21.7	-	21.7	31.2	(30)
Energy Distribution	86.3	46.7	133.0	93.1	43
Asset Management	67.8	(1.7)	66.1	63.4	4
Power Generation	17.0	4.2	21.2	(2.8)	857
Energy Investments	16.2	101.1	117.3	16.3	147
Discontinued Operations	-	-	-	321.8	(100)
Other / Intersegment eliminations	(25.4)	(19.9)	(45.3)	(22.5)	
Total EBITDA	**241.2**	**130.4**	**371.6**	**550.0**	**(32)**

Divisional Performance

Alinta's operational performance is reported in the following business segments:

- Energy Markets, incorporating the Wesfarmers LPG contract;
- Energy Distribution;
- Asset Management;
- Power Generation; and
- Energy Investments.

A discussion of each segment is included below.

Energy Markets

Energy Markets incorporates the retail sales of gas and electricity to customers in Western Australia, the Wesfarmers LPG contract and the supply of wholesale energy in Western Australia, New South Wales, Victoria and Tasmania. For reporting purposes, the Wesfarmers LPG contract is disclosed separately from the remainder of Energy Markets due to its

Alinta

materiality. From 25 October 2006, AGL acquired a 33% ownership stake in the West Australian retail sales component of this segment.

The largest contributor to Energy Markets is the retail sales of electricity and gas in Western Australia. Total revenue from the retail business increased 29% to $554.0 million while EBITDA remained constant at $61.6 million. The strong increase in revenue is substantially driven by Alinta's entry into the retail electricity market in July 2005.

Alinta's WA retail gas business experienced a 3% increase in gas sales volumes to 52.3 petajoules largely driven by the industrial contract sector. Despite the continued buoyancy of WA's economy, gas sales volumes in the residential sector were tempered by less favourable weather conditions. The 2006 winter produced 647 degree heating days[1] compared with 739 for the prior year. Customer numbers grew by 5% to more than 566,000.

The electricity retail business contributed for the full twelve month period, selling power sourced from Alinta's first cogeneration unit at Alcoa's alumina refinery at Pinjarra and the Alinta Wind Farm, located in south Geraldton, under a power purchase agreement. Alinta has continued to attract electricity customers in WA and by year end the customer base had increased to over 1,500. The electricity retail business did however experience an EBITDA loss during the final months of the year as it was required to source power from external sources prior to the commencement of operations from the second cogeneration unit at Pinjarra.

The Energy Markets result included $128.5 million revenue from the wholesale supply of energy with an EBITDA loss of $4.0 million. The result is a significant improvement from the previous period in which an EBITDA loss of $12.1 million was reported and is consistent with guidance provided with the half year results in August 2006. The result reflects the active management of this business, inherited as part of the 2004 Duke acquisition, to reduce the size and length of time these losses will be incurred.

The Wesfarmers LPG contract contributed a 30% reduction in earnings to $21.7 million driven by the reduced LPG volumes available since the contract commenced operation under new terms on 1 July 2005. Due to the strength in LPG prices however, earnings exceeded original expectations of $15 million EBITDA.

Energy Distribution

Energy Distribution historically represents the AlintaGas Networks in which Alinta holds a 74% ownership interest and, therefore, this result is consolidated into the corporation's financials. From 25 October 2006 the NSW gas distribution network and Victorian electricity distribution networks previously owned by AGL are now included in this segment.

AlintaGas Networks reported EBITDA of $86.3 million, a 7% decrease over the previous year. The slight reduction in earnings from the network was largely driven by the revised regulated pricing arrangement that took effect from 1 January 2006.

Gas throughput on the network of 31 petajoules represents a 3% decrease over 2005 in line with the decreased residential sales volumes of Alinta retail gas sales business.

[1] One degree heating day is given for each degree that the daily temperature is below a given mean temperature.

Alinta

The Alinta NSW gas distribution network comprises 23,805 km of gas distribution pipes that transport natural gas for a number of energy retailers and large end users in several metropolitan and regional centres throughout NSW. The gas network serves approximately 975,000 end users, with consumption during the full year of approximately 97.2 petajoules. Alinta recorded EBITDA of $30.5 million for the period it owned this network.

The Alinta Victorian Electricity Distribution network is one of five electricity distribution networks in Victoria, and distributes electricity on behalf of a number of licensed electricity retailers and large commercial and industrial consumers. The network includes approximately 10,472km of high and low voltage lines, cables and services and covers an area of approximately 950km^2 in the central west to north-west area of greater Melbourne, including Tullamarine airport. The electricity network contributed EBITDA of $16.3 million for the period from 25 October 2006 to 31 December 2006.

Asset Management

Asset management historically includes Alinta Asset Management (AAM) and Alinta Energy (previously Alinta Power Services). These entities are responsible for the operating, construction and maintenance activities of the infrastructure assets in which Alinta holds an ownership interest. Following the acquisition of AGL's infrastructure assets, the segment now includes the former Agility asset management business.

Asset management services reported a 46% growth in revenue to $668.6 million and continues to be an important growth driver for Alinta. EBITDA grew 4% to $66.1 million, however the result includes $24.7 million (pre tax) in one off integration costs associated with the Agility acquisition. Excluding these one-off costs, EBITDA grew 43% to $90.8 million. The result includes a $17.7 million EBITDA contribution from Agility for the period it was owned by Alinta, excluding the effects of one off costs associated with the integration of that business.

The Asset Management business has been focused on the successful integration of the Agility business into the existing Alinta structure. The successful integration of these businesses is expected to drive approximately $65 million in annual cost savings out of the total of $70 million expected from the AGL acquisition. The integration project is on target, having already bettered original estimates for cost savings and timing.

In addition to the integration process Alinta's asset management business has undertaken several large energy infrastructure expansion and extension projects during the year in Victoria, New South Wales and Western Australia, including the:

- $430 million DBNGP Stage 4 expansion project;
- $700 million DBNGP Stage 5A expansion project;
- $90 million Sydney Primary Loop gas supply reinforcement project;
- $20 million Yarra Ranges gas extension project; and
- $53 million South Gippsland natural gas pipeline project.

As part of ongoing works programs, AAM also undertook important operational maintenance during the year to ensure the efficient functioning and longevity of the infrastructure assets under management.

Alinta

Power Generation

The financial performance of the Power Generation segment is driven by Alinta's cogeneration units currently located at Alcoa's Pinjarra alumina refinery, and to a lesser degree contributions from the Cawse cogeneration plant and Wattle Point wind farm acquired from AGL. From 25 October 2006, AGL has acquired a 33% interest in the Alcoa cogeneration units.

The commissioning of Alinta's first 140 megawatt cogeneration power unit at Alcoa's alumina refinery in Pinjarra, was completed in the first quarter of 2006. Operating commercially since mid March, the unit has proved to be very reliable and no forced outages have been experienced.

The first electrical production from the second cogeneration unit, also located at the Alcoa Pinjarra refinery, commenced in December 2006. Practical completion of the project occurred on 23 February 2007.

The cogeneration project at Alcoa's Wagerup refinery received environmental approval from the Western Australian government on 27 September 2006 and Works Approval was granted by the Shire of Waroona on 13 October 2006. The project comprises two stages with the first stage involving the construction of two 162 megawatt open cycle gas turbines to provide essential generating capacity to the South West power grid for the 2007 / 2008 peak demand period and beyond. Initially operating as a peaking plant, the units are expected to be commissioned during the third quarter of 2007.

Also reported in Power Generation is the Cawse Cogeneration Plant and the Wattle Point Wind Farm acquired in the AGL transaction. These facilities contribute an additional 107 megawatts of capacity to Alinta's power generation portfolio.

The Power Generation segment contributed revenue of $63.2 million and EBITDA of $21.2 million for the period.

Energy Investments

Energy Investments reflects the following minority investments held by Alinta in infrastructure assets:

- 19.9% investment in AGL up to 25 October 2006;
- 20.3% investment in AIH that was subsequently increased following a takeover offer by Alinta;
- 34% investment in United Energy;
- 20.1% investment in Multinet,
- 15% investment in the Dampier to Bunbury Natural Gas Pipeline (DBNGP) that will grow to 20%,
- 50% investment in ActewAGL, and
- 35% investment in Australian Pipeline Trust.

With the exception of AGL and APT, these investments are equity accounted by Alinta, which takes into account the share of the result of each entity and any dividends received. All

Alinta

corporate, construction, operating and maintenance contracts associated with these assets are included in Asset Management Services above.

AGL

In February 2006 Alinta acquired a 19.9% stake in AGL for $1.74 billion, funded by a $1.2 billion debt facility and the remainder from cash reserves. The investment resulted in an EBITDA contribution of $77.1 million due to the fully franked dividend received during the period. After taking into account the after tax effects of the associated debt and the interest foregone on the cash used, the AGL investment contributed $25.6 million to profit. The shareholding in AGL was cancelled in October 2006 as part consideration for the infrastructure assets acquired from AGL.

AIH

AIH was a separate listed entity that owns the former Duke pipeline and power station assets. Alinta previously held a 20% interest in AIH which resulted in an equity accounted profit of $3.2 million. In addition, Alinta received distributions totaling $7.1 million on its AIH investment during the year ended 31 December 2006.

On 15 November 2006 Alinta announced a full cash takeover offer for AIH. The offer has subsequently been successful with Alinta completing compulsory acquisition and obtaining a holding of 100% of AIH subsequent to year end.

United Energy and Multinet

Alinta has 34% ownership of United Energy Limited's (UE) Victorian electricity network and 20% ownership of the Multinet Gas Victorian distribution network.

The United Energy Distribution network was subject to a pricing review by Victoria's regulator, the Essential Services Commission during 2005. The new pricing arrangements came into effect from 1 January 2006.

Multinet is the largest distributor of natural gas in Victoria and serves connections in Melbourne's inner and outer eastern and south eastern suburbs. The Multinet network is not subject to a regulatory price review until 1 January 2008.

Alinta equity accounted a $10.3 million profit from UE and Multinet and received a preference dividend from UE of $16.3 million.

Dampier to Bunbury Natural Gas Pipeline

Alinta has a 15% minority interest in the Dampier Bunbury Pipeline (DBP) in consortium with Alcoa and DUET. The shareholding is scheduled to increase to 20% in line with future capital contributions.

The $430 million Stage 4 expansion project which commenced in 2005 was completed in January 2007 and included the commissioning of eight new compressor stations and 217km of looping. The expansion has increased the pipeline's capacity by more than 100 terajoules per day.

Alinta

In September 2006 DBP announced that the $700 million Stage 5A expansion project would proceed. The project received environmental approvals in December 2006 and construction commenced in the first quarter of 2007. The bulk of the Stage 5A expansion work involves 570km of looping at ten locations along the DBNGP and the project is expected to increase capacity by a further 100 terajoules per day.

Alinta equity accounted for a profit of $0.8 million from its holding in the DBNGP.

ActewAGL

Alinta acquired a 50% stake in ActewAGL through the AGL transaction.

The ActewAGL distribution partnership owns and operates the electricity and gas networks in the ACT, Queanbeyan, Nowra and the former Yarralumla Shire in NSW. It also manages, maintains and operates ACTEW Corporation's water and sewerage assets under a long term contract and provides management services to TransACT.

Alinta equity accounted a profit of $4.5 million from its holding in the ActewAGL for the period from 25 October to year end.

Australian Pipeline Trust (APT)

Alinta has a 35% stake in APT following the AGL transaction, acquisitions on market in August from a number of institutions and retail shareholders, and participation in APT's rights issue in December. The APT unitholding is subject to both ACCC undertakings and, in the case of approximate 10% tranche, Court and Takeovers Panel divestment orders. Alinta continues to review its options in relation to this holding.

* *

For more information please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
Phone: (08) 6213 7362
Mobile: 0419 867 230

Investor Relations

Shaun Duffy
Group Manager Investor Relations
Phone: (08) 6213 7348
Mobile: 0404 094 384

Alinta Limited

ABN: 11 119 985 590

Appendix 4E

Alinta

Annual Report
Period Ended 31 December 2006

1. The current reporting period is the year ended 31 December 2006 and the previous corresponding period is the year ended 31 December 2005.

2. Results for announcement to the market

	31 December 2006 $ 000's	31 December 2005* $ 000's	% Change
2.1 Revenue from ordinary activities	1,482,287	1,053,879	40.65%
2.2 Profit for the period	170,250	232,209	(26.68%)
2.3 Profit for the period attributable to members	172,689	232,195	(25.63%)

Profit after tax – before significant items	31 December 2006 $ 000's	31 December 2005* $ 000's	% Change
Profit from Continuing Operations	170,250	94,424	80.3%
Minority Interest	2,439	(14)	
<u>Add Significant Items after Tax</u>			
Profit of discontinued operation and gain on sale of discontinued operation (AIH)	-	137,785	
Profit for the period attributable to members	172,689	232,195	

* *Comparatives have been restated to reflect prior period adjustments*

2.4 Amount per security and franked amount per security of dividends	Dividends are recognised at the time they are declared, determined, or publicly recommended. Whilst there is no proposed dividend recognised in the accounts as at 31 December 2006, the following fully franked dividends have been declared by the Board on 27 February 2007: • 8.375 cents per ordinary share totalling $41.3 million		
	31 December 2006	**31 December 2005 ***	**% Change**
2.4A Basic earnings per share (in cents)	56.2	37.3	50.67%
2.5 Record date for determining entitlements to the dividends and payment date	• Record date is 9 March 2007 • Payment date is 4 April 2007		
2.6 Brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood	For a further analysis of the operating results refer to the Directors Report contained within the Annual Financial Report.		

* *Comparatives have been restated to reflect prior period adjustments*

3. Income statement

Refer to attached Annual Financial Report.

4. Balance Sheet

Refer to attached Annual Financial Report.

5. Cash Flow Statement

Refer to attached Annual Financial Report.

6. Recent Dividend History

Period	Amount per security	$m	Payment Date	Franking
31 March 2005 – Reset preference shares	$2.87	3.45	31 March 2005	100 %
30 June 2005 – Interim ordinary shares	21 cents	53.59	30 September 2005	100%
31 August 2005 – Reset preference shares	$2.89	2.62	30 September 2005	100%
31 March 2006 – Reset preference shares	$2.87	1.74	31 March 2006	100%
31 December 2005 – Final ordinary shares	23 cents	60.25	31 March 2006	100%
30 June 2006 – Interim ordinary shares	23 cents	60.98	29 September 2006	100%
31 August 2006 – Reset preference shares*	$2.89	1.54	29 September 2006	100%
24 October 2006 – Pro rata allocation of Final Dividend **	14.625 cents	40.28	24 October 2006	100%

* *For accounting purposes reset preference share payments are now classified as interest*

** *Transactional dividend representing the pro rata allocation of the anticipated 2006 final dividend*

Refer to items 2.4 and 2.5 above for further details of current dividends.

7. Dividend Reinvestment Plans

All holders of ordinary shares are eligible to participate in the dividend reinvestment plan at a reinvestment price based on the averages of the daily volume weighted average sales price of all ordinary fully paid Alinta shares on the ASX during the 10 trading days commencing on the fifth trading day, prior to, and inclusive of, the record date for the eligible dividend.

In order to participate for the final dividend payment for 2006 Alinta's share registry must receive the election notice by the record date, 9 March 2007.

8. Contributed Equity

Refer to attached Annual Financial Report – note 33.

9. Net Assets per Security

2006: $7.68 (Net assets of $3,787.623 million divided by 493,482,167 ordinary shares).

2005: $4.42 (Net assets of $1,150.003 million divided by 260,009,060 ordinary shares).

10. Net Tangible Assets per Security

2006: $2.37 (Net tangible assets of $1,167.606 million divided by 493,482,167 ordinary shares).

2005: $3.96 (Net tangible assets of $1,029.209 million divided by 260,009,060 ordinary shares).

11. Gain or loss of control over entities

11.1A Name of the entity	11.2A Date gained control	11.3A(i) 2006 Profit contribution ($m)	11.3A(ii) 2005 Profit contribution ($m)
Alinta LGA Limited (formerly The Australian Gas Light Company)	25 October 2006	14.1	-
Alinta Infrastructure Holdings and subsidiaries (AIH)	19 December 2006	- **	3.6 *

* *Represents profit from 1 January 2005 to 5 October 2005, at which point Alinta lost control of AIH*

** *AIH contributed a profit of $3.2m to the equity accounted profit that has been included in the Alinta Group's results for 2006. Due to control being gained over AIH by Alinta on 19 December 2006, AIH did not contribute material consolidated revenues or expenses to the results of the Alinta group for 2006.*

11.1B Alinta did not lose control over any entities during the 2006 financial year.

12. Investments in Equity Accounted Investees

12.1 Name of the entity	12.2 Acquisition Date	12.2 Percentage holding
United Energy Distribution Holdings Pty Ltd	23 July 2003	34%
Multinet Group Holdings Pty Ltd	23 July 2003	20%
DBNGP Holdings Pty Ltd	27 October 2004	20%*
Alinta Infrastructure Holdings and subsidiaries (AIH)	5 October 2005	20%**
ActewAGL Distribution Partnership	25 October 2006	50%

* *Economic interest is currently 15.7% as a result of uncalled equity contributions.*

** *AIH was sold down to a 20% equity accounted interest on the 5 October 2005. Control has been regained via acquisition as at 19 December 2006. At 31 December 2006 82% of AIH is held.*

The profit contribution from associated entities was $18.874 million after tax.

The APT investment of 35% has not been accounted for as an Associate.
Refer to attached Annual Financial Report – note 16.

13. Other Significant Information

Refer to the Directors Report in the Annual Financial Report for details of other significant information.

14. Foreign Entities

Australian accounting standards are applied when reporting on foreign entities included within the consolidated annual financial report.

15. Results Commentary

15.1A Earnings per share from continuing operations

	31 December 2006	31 December 2005 *
Basic Earnings per share (in cents)	56.2	37.3
Diluted Earnings per share (in cents)	56.0	37.0
Dilution aspects	• Options issued to executives	• Options issued to executives

15.1B Earnings per share for profit attributable to members of Alinta Limited

	31 December 2006	31 December 2005 *
Basic Earnings per share (in cents)	56.2	91.8
Diluted Earnings per share (in cents)	56.0	91.1
Dilution aspects	• Options issued to executives	• Options issued to executives

* *Comparatives have been restated to reflect prior period adjustments*

15.2 Returns to Shareholders

Other than dividends, there were no returns to shareholders during the year ended 31 December 2006.

15.3 Operating Performance

Refer to the Discussion and Analysis in the Concise Financial Report.

15.4 Segment Results

Refer to the Annual Financial Report – note 5.

15.5 Trends in performance

Refer to the Discussion and Analysis in the Concise Financial Report.

15.6 Other factors affecting results

Refer to the Directors Report in the Annual Financial Report for details of other significant factors affecting results.

16. Status of Audit of Financial Report

The financial report has been audited.

17. Audit Dispute or Qualification

Not applicable.

Dated: 28 February 2007

Alinta Limited
Concise financial report
for the year ended 31 December 2006

Concise financial report - 31 December 2006

Contents

The Concise Financial Report contained in the Concise Annual Report has been derived from the Annual Financial Report. The Annual Financial Report provides a more comprehensive understanding of the financial performance, financial position and financing and investing activities of the entity.

Both the Concise Annual Report and the Annual Financial Report have been lodged with the Australian Stock Exchange Limited (ASX) and the Australian Securities Commission (ASIC) and are available at www.alinta.net.au

A copy of the Annual Financial Report is also available free of charge on request by calling (08) 6213 7000 or facsimile (08) 6213 7109 or email external.affairs@alinta.net.au

Financial summary

		Consolidated	
		2006	2005 [1]
		$m	$m
			Restated
Total Revenue		**1,482.8**	1,053.9
Adjusted EBITDA [3]		**371.6**	228.1
Adjusted EBITDA, before significant items		**371.6**	550.0
Depreciation and Amortisation [2]		**59.7**	71.8
EBIT, before significant items		**312.0**	478.2
Borrowing Costs [2]		**162.9**	122.3
Share of net profits in associates		**18.9**	3.9
Income Tax [2]		**(2.2)**	55.7
Net profit after tax, before significant items		**170.3**	98.0
Net gain on sale [3]		**-**	134.2
Net operating profit after tax		**170.3**	232.2
Minority interest		**2.4**	-
Net profitable attributable to members of Alinta Limited		**172.7**	232.2
Net Operating Cash flows		**305.8**	112.2
Total Assets		**11,000.7**	2,554.9
Total Equity		**3,787.6**	1,150.0
Interest Bearing liabilities		**6,261.5**	892.7
Net Capital Expenditure		**366.7**	155.9
Number of Ordinary Shares [5]		**493,482,167**	260,009,060
Weighted Average Number of Ordinary Shares [5]		**307,142,770**	252,950,423
Weighted Average Number of Ordinary Shares (diluted) [5]		**308,480,451**	254,901,830
Basic Earnings per Share from continuing operations (cents) [5]		**56.20**	37.30
Diluted Earnings per Share from continuing operations (cents) [5]		**56.00**	37.00
Dividend per Ordinary Share (cents) (100% franked) [5]		**46.00**	44.00
Franking (%)		**100.00**	100.00
Operating Cash flow per Share (cents) [4,5]		**99.56**	44.36
Share Price ($)	High	**11.82**	12.34
	Low	**10.05**	8.12
	End	**11.82**	11.15
Debt / (Debt + Equity) [6]		**62 %**	44 %
Interest Cover before significant items [7]		**2.3**	4.5

[1] Comparatives have been amended to reflect the change in accounting policy and correction of errors (refer notes 2(a) and 7).

[2] Before significant items

[3] 2005 - Sell down of AIH in October 2005

[4] Operating cashflow divided by weighted average number of ordinary shares

[5] Prior year data based on previous parent entity. Refer to note 6 for details of new company structure.

[6] Additional debt in 2006 associated with the acquisitions of AGL, AIH and APT.

[7] Adjusted EBITDA, before significant items divided by borrowing costs.

Discussion and analysis for the year ended 31 December 2006

This discussion and analysis is provided to assist readers in understanding the concise financial report. The concise financial report has been derived from the annual financial report of Alinta Limited.

The Alinta Limited consolidated entity (Alinta) consists of Alinta Limited and its controlled entities. Alinta prepares its consolidated financial statements in accordance with the historical cost accounting convention as modified by the revaluation to fair value of certain assets and liabilities and on the accrual basis of accounting.

Income statement

The Alinta consolidated net profit after tax from continuing operations was $170.3m (before minority interests) representing an increase of 80% over the prior year ($94.4m).

The profit for the period attributable to members of Alinta Limited was $172.7m. This was 26% lower than 2005 ($232.2 m), primarily due to a net profit after tax of $137.8 m in relation to the disposal of the former Duke gas transmission and power generation assets (since re-acquired) into Alinta Infrastructure Holdings ("AIH") in October 2005.

A breakdown of the continuing and discontinuing elements of the Income Statements for 2006 and 2005 is as follows:

	2006 $m's	**2005* $m's**	**Increase/ (decrease) %**
Net profit before tax from continuing operations	168.0	151.3	11
Tax benefit/(expense)	2.3	(56.9)	
Net profit after tax from continuing operations	170.3	94.4	80
Minority interests	2.4	-	
Discontinued operations	-	137.8	
Profit for the period attributable to members of Alinta Limited	172.7	232.2	(26)

** Comparatives have been restated to reflect prior period adjustments and change in accounting policy.*

Total sales and services revenue from continuing operations was $1,342.4 m in 2006, compared to $1,006.5 m in 2005. This represents a 33% increase over the prior year.

During 2006, Alinta undertook two acquisitions. The current year includes approximately two months of operations and profit from the former AGL Infrastructure ("AGLI") assets acquired by Scheme of Arrangement on 25 October 2006. In addition, on 19 December 2006, Alinta gained control over AIH, after originally divesting 80% of the underlying assets in October 2005.

The key drivers of the improved financial performance from continuing operations are as follows:

Energy Distribution – The acquisition of the AGL infrastructure assets led to increased contributions to the Energy Distribution segment driven by the performance of the NSW gas distribution and Victorian electricity networks.

Asset Management - The pre existing Asset Management business continued to grow based on major expansion projects undertaken in relation to certain managed assets combined with a continued cost reduction focus. Significant operational synergies are expected from the integration of the Agility business with the existing Alinta Asset Management business which has absorbed $31m ($22m after tax) of integration costs in 2006.

Power Generation - Alinta's first cogeneration unit was commissioned in the first quarter of the year and therefore contributed earnings for the majority of the year. A second unit was under construction for the majority of the year and is expected to be operational in early 2007.

Energy Investments – The share of profits of equity accounted investees increased to $18.9m (2005: $3.9m). The group's share of profit from equity accounted investees for 2005 and 2006 has been impacted by certain significant events, specifically an impairment in one of AIH's business units and tax base resets for certain AIH tangible and intangible assets in 2006.

Other – Alinta received a number of non-recurring tax benefits during 2006. These benefits included the reset of the previous tax cost bases and capitalised transaction costs that are deductible for tax purposes.

Balance sheet

Current assets total $1,659.5m as at 31 December 2006, having increased by $455.5 m since 2005. An increase in Available-for-sale assets of $633.1m, representing an investment in Australian Pipeline Trust ("APT"), was offset by a $226m decrease in cash assets. The cash assets of $400.2m have decreased due to the significant investment activities of Alinta during the year.

Total non-current assets have increased significantly, from $1,340.9m in 2005 to $9,341.3m in the current year. This is due to increases of $5,236.8m in Property, plant and equipment, $2,248.0m in Intangibles and an increase in Investments in equity accounted investees of $425.8m. These increases are primarily due to the acquisition of the AGL Infrastructure assets in October 2006 and AIH in December 2006. Alinta announced a takeover offer for AIH in November 2006, and by 31 December 2006 had achieved a controlling 82% stake in that entity.

Current liabilities at 31 December 2006 have increased by $1,372.7m compared to the position at 31 December 2005. Included in the 31 December 2006 balance is $1,161.5m of Interest bearing liabilities which have arisen mainly due to Alinta's acquisition activities.

Total non-current liabilities have increased substantially from $924.0m in 2005 to $5,369.6m this year. The increase is principally due to an increase in interest bearing liabilities across the group of as a result of the acquisition of the AGL infrastructure assets and AIH.

Statement of changes in equity - attributable to equity holders of the Company

Total equity attributable to equity holders of the Company increased by $2,386.4m.

Changes in Equity	**2006 $m**
Profit for the period attributable to members of Alinta Limited	172.7
Dividends paid	(161.5)
Issue of equity on acquisition of AGL (1)	2,255.6
Conversion of reset preference shares	73.3
Dividend reinvestment plan	25.9
Other movements	20.4
Net increase in parent interest in equity for 2006	**2,386.4**

(1) Issue of shares in the legal parent, Alinta Limited, relates to the value of shares issued to AGLE shareholders and former Alinta 2000 shareholders, as part of the Scheme of Arrangement on 25 October 2006.

Cash flow statement

For the year ended 31 December 2006, net cash flows from operating activities increased by $193.7m to $305.8m. Of this increase, $142.1m reflects growth in the net receipts from customers, offset by an increase in payments to suppliers. In addition, dividends received increased significantly by $96.7m as a result of the shareholdings in AGL and Australian Pipeline Trust held during the year. Partially offsetting these increases was an increase in tax payments in the current year of $31.3m attributable to the gain on disposal of AIH assets in the prior year.

There were significant investing and financing activities during the period relating to the acquisition of AGLI, the unconditional cash takeover offer launched for AIH and the investment made in APT. For each of these transactions, Alinta used existing and new debt facilities and existing cash reserves to acquire the respective interests in these businesses. The result was a net outflow from investing activities of $1,255.4m and inflow from financing activities of $723.5m.

Alinta increased dividend cash payments by $45.6m to $135.6m in 2006.

Distributions

During the year ended 31 December 2006, a fully franked dividend of 23 cents per ordinary share in respect of the year ended 31 December 2005 was paid on 31 March 2006 totalling $60.2m.

An interim dividend for the 2006 financial year of 23 cents per ordinary share, fully franked, was paid on 29 September 2006 totalling $61.0m.

Further, a transaction dividend of 14.625 cents per share was paid on 24 October 2006 on completion of the AGL transaction. The dividend totalled $40.3m.

Subsequent events

Since the end of the financial year, the Directors have declared the following payments:

- Final dividend payable on ordinary shares fully franked at 8.375 cents per share totalling $41.3 million. The total cash paid for this dividend will be dependent on the participation in the Dividend Reinvestment Plan.

Income statement

For the period ended 31 December

	Notes	Consolidated 2006 $'000	2005 $'000 *Restated
Revenue	8	**1,482,827**	1,053,879
Other income		**24,394**	4,305
Gas commodity and transmission purchases		**(492,571)**	(385,726)
Employee benefits expense		**(132,389)**	(82,282)
Depreciation and amortisation expense		**(59,659)**	(27,984)
Materials and services		**(510,621)**	(362,044)
Interest expense on reset preference shares		**(1,956)**	(7,697)
Finance costs		**(160,898)**	(45,110)
Shares of net profits of equity accounted investees		**18,874**	3,939
Profit before income tax		**168,001**	151,280
Income tax benefit/(expense)		**2,249**	(56,856)
Profit from continuing operations		**170,250**	94,424
Profit/(loss) after income tax of discontinued operations	5	-	3,580
Gain on sale of discontinued operations, net of tax	5	-	134,205
Profit from discontinued operations and gain on sale of discontinued operations, net of tax	5	-	137,785
Profit for the year		**170,250**	232,209
Attributable to:			
Minority interest		**(2,439)**	14
Members of Alinta Limited		**172,689**	232,195
		Cents	Cents
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company:			
Basic earnings per share	14	**56.2**	37.3
Diluted earnings per share	14	**56.0**	37.0
		Cents	Cents
Earnings per share for profit attributable to the ordinary equity holders of the company:			
Basic earnings per share	14	**56.2**	91.8
Diluted earnings per share	14	**56.0**	91.1

The above consolidated income statement should be read in conjunction with the accompanying notes.

* Refer note 2(a) and 7.

Balance sheet

As at 31 December

	Notes	Consolidated 2006 $'000	2005 $'000 * Restated
ASSETS			
Current assets			
Cash and cash equivalents		**400,200**	626,246
Trade and other receivables		**611,689**	568,097
Inventories		**9,951**	5,716
Available-for-sale financial assets		**633,054**	-
Other current assets		**4,576**	3,887
Total current assets		**1,659,470**	1,203,946
Non-current assets			
Receivables		**230,156**	124,460
Inventories		**12,672**	-
Investments in equity accounted investees		**636,563**	210,775
Other financial assets		**806**	52,175
Property, plant and equipment		**6,069,730**	832,965
Intangible assets		**2,368,547**	120,531
Retirement benefit surplus		**22,805**	-
Total non-current assets		**9,341,279**	1,340,906
Total assets		**11,000,749**	2,544,852
LIABILITIES			
Current liabilities			
Trade and other payables		**458,349**	149,374
Interest bearing liabilities		**1,161,465**	77,301
Income tax payable		**24,859**	90,274
Deferred income		**818**	-
Provisions		**154,714**	88,205
Other current liabilities		**43,299**	65,699
Total current liabilities		**1,843,504**	470,853
Non-current liabilities			
Payables		**-**	-
Interest bearing liabilities		**5,100,020**	815,440
Deferred tax liabilities		**177,137**	95,443
Provisions		**86,580**	2,809
Retirement benefit obligations		**3,255**	8,660
Deferred income		**2,630**	1,644
Total non-current liabilities		**5,369,622**	923,996
Total liabilities		**7,213,126**	1,394,849
Net assets		**3,787,623**	1,150,003
EQUITY			
Issued capital	9	**3,273,248**	908,343
Reserves		**6,681**	(2,411)
Retained profits		**256,225**	243,808
Total equity attributable to equity holders of the Company		**3,536,154**	1,149,740
Minority interests		**251,469**	263
Total equity		**3,787,623**	1,150,003

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

* Refer notes 2(a) and 7.

Statement of recognised income and expense

For the year ended 31 December

	Notes	Consolidated 2006 $'000	2005 $'000 * Restated
Cash flow hedges - effective portion	9	**8,970**	45
Cash flow hedges - transferred to income statement	9	**1,955**	(2,438)
Cash flow hedges - transferred to property, plant and equipment	9	**417**	(201)
Actuarial gains/(losses) on retirement benefit obligations	9	**3,566**	(2,715)
Net movements in reserves of associates	9	**18,308**	(640)
Foreign currency translation reserve	9	**(91)**	(2,490)
Change in fair value of available-for-sale financial assets		**(20,467)**	-
Net gain/(loss) recognised directly in equity		**12,658**	(8,439)
Profit for the year (before minority interests)		**170,250**	232,209
Total recognised income and expense for the year		**182,908**	223,770
Total recognised income and expense for the year that is attributable to:			
Members of Alinta Limited		**185,347**	223,756
Minority interest		**(2,439)**	14
		182,908	223,770
Impact of change in accounting policy on retained earnings at 1 January	2(a)	**2,715**	-
Impact of errors on retained earnings at 1 January	7	**(11,249)**	-

The above amounts are presented net of tax, where applicable.

The above statement of recognised income and expense should be read in conjunction with the accompanying notes.

* Refer notes 2(a) and 7.

Cash flow statement

For the year ended 31 December

	Notes	Consolidated 2006 $'000	2005 $'000
Cash flows from operating activities			
Receipts from customers		**1,705,848**	1,144,983
Payments to suppliers and employees		**(1,277,780)**	(859,053)
		428,068	285,930
Dividends received		**104,630**	7,926
Interest received		**49,786**	56,196
Interest paid		**(144,271)**	(136,840)
Income taxes paid		**(132,389)**	(101,043)
Net cash inflow from operating activities		**305,824**	112,169
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired	6	**(632,483)**	-
Proceeds from disposal of interest in controlled entities (net of cash disposed and transaction costs) (2005 - disposal of controlled entity)		**-**	336,769
Second call on partly paid shares		**(69,440)**	-
Purchase of investment in listed corporation		**-**	(46,294)
Proceeds from sale of investments		**71,014**	-
Payments for equity accounted investments		**(39,316)**	(22,027)
Purchase of available-for-sale financial assets		**(288,080)**	-
Return of capital		**14,005**	-
Payments for property, plant and equipment		**(386,105)**	(166,453)
Payments for intangibles		**(25,258)**	(12,131)
Proceeds from sale of property, plant and equipment		**5,615**	2,256
Loans made to related parties		**(3,400)**	-
Repayment of loan to related parties		**(21,934)**	-
Proceeds from part sale of subsidiary		**120,008**	-
Net cash inflow / (outflow) from investing activities		**(1,255,374)**	92,120
Cash flows from financing activities			
Proceeds from exercise of options		**10,080**	6,274
Proceeds from borrowings		**2,145,337**	728,673
Repayment of borrowings		**(1,604,596)**	(619,200)
Proceeds from promissory note		**312,272**	-
Payment of deferred borrowing costs		**-**	(1,136)
Dividends paid		**(135,566)**	(89,971)
Dividends paid to minority interests in controlled entities		**(4,023)**	(3,887)
Net cash inflow from financing activities		**723,504**	20,753
Net increase in cash and cash equivalents		**(226,046)**	225,042
Cash and cash equivalents at the beginning of the financial year		**626,246**	401,030
Effects of exchange rate changes on cash and cash equivalents		**-**	174
Cash and cash equivalents at end of year		**400,200**	626,246

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

1 Basis of preparation

Alinta Limited ("the Company") is a company domiciled in Australia. This financial report includes financial statements for Alinta Limited and its subsidiaries (together referred to as the "Group" or the "consolidated entity").

The consolidated annual financial report was authorised for issuance on 27 February 2007.

(a) Statement of compliance

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 *Concise Financial Reports*. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

(b) Basis of measurement

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation to fair value of:
- available-for-sale financial assets;
- certain financial assets and financial liabilities carried at fair value through the income statement;
- derivative financial instruments; and
- defined benefit superannuation funds.

The financial report is presented in Australian dollars, which is the functional currency of the Group.

2 Summary of significant accounting policies

(a) Change in accounting policy

The Company has chosen to change its accounting policy with regards to the recognition of actuarial gains and losses for defined benefit superannuation plans.

Actuarial gains and losses represent the difference between actual experience and expectations based upon a set of actuarial assumptions. For example, underlying assumptions have changed or investment returns and salary increases were different to expectations. In previous years, the consolidated entity recognised actuarial gains and losses directly in the income statement. The revised AASB 119 "Employee Benefits" permits the recognition of actuarial gains and losses directly in equity. Actuarial gains and losses are subject to significant volatility, therefore the directors believe it appropriate to recognise this movement directly in retained profits as opposed to through the income statement. This change in accounting policy was recognised retrospectively in accordance with the transitional provisions of the revised AASB 119 and the consolidated entity comparatives have been restated.

Refer to note 7 for the effect of the change in policy on the consolidated income statement as at 31 December 2005.

In accordance with the new accounting policy, during the year ended 31 December 2006, actuarial gains (after tax) of $3.6m have been recognised directly in retained profits as opposed to through the income statement. The impact of this new policy was to reduce both current year basic and diluted earnings per share by 1.2 cents. The Group has also changed its accounting policy with regards to AASB 132 and AASB 139 on 1 January 2005 (refer to note 9).

3 Critical accounting judgements and estimates

Judgements and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes judgements, estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The matters that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Onerous contracts
The Group tests annually whether significant contracts are onerous, in accordance with the accounting policy.

Critical accounting judgements and estimates (continued)

(ii) Impairment
The Group tests annually whether goodwill and intangibles with indefinite lives, that are not amortised or that are not yet in use have suffered any impairment, in accordance with the accounting policy. All other non current assets are reviewed to determine whether there has been a trigger of impairment. The recoverable amount of the cash generating units evaluated in these tests has been determined based on value in use calculations. These calculations require the use of assumptions.

(iii) Financial guarantee contracts
The Group accounts for Financial Guarantee Contracts ("FGCs") initially at fair value, and thereafter at the higher of that amount as calculated under AASB 137 Provisions, Contigent Liabilities and Contingent Assets, and amortised cost. The initial determination of fair value of each FGC requires the application of judgement including the probability and likely quantum of outflow of economic benefits under each FGC.

(iv) Fair values in business combinations
The Group accounts for business combinations using the purchase method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgements including future cashflows, revenue streams and value in use calculations (see note 6 for details of business combinations). The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time necessarily required to obtain independent valuations of individual assets and to complete assessments of provisions.

(v) Tax consolidation resets
The Group resets tax bases and values for assets and liabilities within tax consolidated groups as and when those tax consolidated groups are reformed due to acquisitions or disposals of entities. The calculations are complex in nature. They are principally based on independent valuations, which are subject to a degree of estimation and judgement. In the case of recently reset tax groups the valuations may remain provisional as discussed in (iv) above.

(vi) Recognition of current and deferred tax
The Group applies the criteria stated in AASB 112 ("AASB 112") with regards to the calculation and recognition of deferred tax assets. The application of the AASB 112 criteria involves the exercise of judgement surrounding the calculation of accounting and tax bases for the Group's assets and liabilities. Furthermore, the potential reversal of temporary timing differences also requires the use of estimates of future profitability, availability of taxable profits/losses on both revenue and capital account and potential future changes in accounting and tax bases. In particular, the expectation of the availability of future taxable profits against which deferred tax assets arising in respect of revenue losses is subject to estimation and judgement.

(vii) Provisions
The Group calculates the carrying amount of provisions under AASB 137 based on a variety of available information, much of which is based on estimates of the likely outflow of economic benefits.

(viii) Decommissioning and restoration
The Group estimates the carrying amount of decommissioning and restoration assets and associated provisions at each year end. This exercise involves considerable judgement regarding the likely future costs of decommissioning

(ix) Leases
The Group has considered a number of contractual arrangements in applying the accounting policy. The assessment of these contractual arrangements requires a degree of judgement as to whether the significant risks and rewards of ownership of an asset are substantially transferred to other entities. The classification of a contractual arrangement could materially change the balance sheet of the Group.

4 Segment information

Segment information is presented in respect of the consolidated entity's business and geographical segments. The primary format, business segments, is based on the consolidated entity's management and internal reporting structure. Intersegment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly investments and related revenue, loans and borrowings and related expenses, corporate assets and head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

Business segments

The consolidated entity comprises the following main business segments:

Energy sales
Retailing of gas and electricity, and the trading and marketing of energy and energy related products.

Energy distribution
Distribution of gas and electricity.

Power generation
Construction and ownership of cogeneration and open cycle plant and operation and ownership of other power generation assets. The other power generation assets were disposed of in October 2005 and were included in discontinued operations in the prior year. In December 2006, the other power generation assets were re-acquired as part of the acquisition of AIH (refer to note 6).

Asset management services
Maintenance and construction services provided to the energy distribution, power generation and gas transmission segments and external customers, and financial, information technology and other office support services provided to the energy distribution, power generation and gas transmission segments.

Gas transmission
Transmission of gas through gas pipelines. This segment was disposed of in October 2005 and was included in discontinued operations. This segment was re-acquired in December 2006, as part of the acquisition of AIH (refer to note 6). No material revenue or expenses were contributed in the period since re-acquisition.

WLPG
Profit share arrangement with Wesfarmers LPG Pty Ltd ("WLPG") and sale of gas.

Energy investments
Alinta's share of equity accounted investments in energy, water and telecommunications assets and other investments in energy assets.

Unallocated revenue includes dividend and interest income, which has been reallocated where appropriate in determining adjusted EBITDA calculations. Adjusted EBITDA is defined as earnings before share of profits of equity accounted investees, interest expense, tax expense, depreciation and amortisation and allocation of corporate charges.

Geographical segments
The consolidated entity operates in predominantly one geographical segment, that is Australasia.

Segment information (continued)

2006	Energy sales $'000	WLPG $'000	Energy distribution $'000	Asset management services $'000	Power generation $'000	Energy investments $'000	Gas transmission $'000	Inter-segment eliminations/ unallocated $'000	Consolidated $'000
Sales to external customers	634,667	60,414	99,844	530,121	17,342	-	-	-	1,342,388
Intersegment sales	35,126	-	117,137	137,092	45,901	-	-	(335,256)	-
Total sales and services revenue	669,793	60,414	216,981	667,213	63,243	-	-	(335,256)	1,342,388
Other revenue	8,925	-	72	1,434	-	-	-	890	11,321
Unallocated revenue	-	-	-	-	-	-	-	153,512	153,512
Total revenue	678,718	60,414	217,053	668,647	63,243	-	-	(180,854)	1,507,221
Segment result	58,846	21,653	95,080	93,442	14,008	-	-	-	283,029
Unallocated revenue less unallocated expenses									(133,902)
Share of net profits of equity accounted investees						18,674			18,674
Profit before income tax									168,001
Income tax benefit									2,249
Net profit for the year									170,250
Segment assets	129,386	48,471	4,675,559	1,507,702	2,022,668	1,152,029	1,486,582	(21,648)	11,000,749
Total assets									11,000,749
Segment liabilities	155,038	17,921	2,434,429	228,042	1,572,303	587,170	1,067,435	1,150,788	7,213,126
Total liabilities									7,213,126
Adjusted EBITDA	57,631	21,653	132,953	66,102	21,266	117,352	-	(45,317)	371,640
Acquisitions of non-current assets	-	-	35,007	9,699	265,730	-	1,711	19,945	332,092
Depreciation and amortisation expense	7	-	37,424	7,818	4,196	-	-	10,214	59,659

2005	Energy sales $'000	WLPG $'000	Energy distribution $'000	Asset management services $'000	Power generation $'000	Energy Investments $'000	Inter-segment eliminations/ unallocated $'000	Total continuing operations $'000	Discontinued operations (note 5) $'000	Consolidated $'000
Sales to external customers	568,748	74,845	6,439	356,502	-	-	-	1,006,534	122,045	1,128,579
Intersegment sales	6,244	-	121,143	105,206	726	-	(233,319)	-	-	-
Total sales and services revenue	574,992	74,845	127,582	461,708	726	-	(233,319)	1,006,534	122,045	1,128,579
Unallocated revenue	-	-	-	-	-	-	51,650	51,650	225,998	277,648
Total segment revenue	574,992	74,845	127,582	461,708	726	-	(181,669)	1,058,184	348,043	1,406,227
Segment result	46,073	31,250	72,946	104,240	(2,500)	-	-	252,009	49,710	301,719
Unallocated revenue less unallocated expenses								(104,668)	158,813	54,145
Share of profits of equity accounted investees						3,939		3,939		3,939
Profit before income tax								151,280	208,523	359,803
Income tax expense								(56,856)	(70,738)	(127,594)
Net profit for the year								94,424	137,785	232,209
Segment assets	111,591	-	670,642	144,362	275,075	335,235	1,007,947	2,544,852		2,544,852
Total assets										2,544,852
Segment liabilities	56,487	-	717,603	70,821	246,054	-	303,884	1,394,849	-	1,394,849
Total liabilities										1,394,849
Adjusted EBITDA	49,434	31,250	93,096	63,389	(2,763)	16,253	(22,527)	228,132	321,818	549,950
Acquisitions of non-current assets	1	-	25,904	9,217	90,467	-	15,557	141,146	-	141,146
Depreciation and amortisation expense	-	-	19,766	3,439	-	-	4,779	27,984	43,783	71,767

5 Discontinued operations

2005 - Alinta Infrastructure Limited (AIL)

(a) Discontinued operations

On 5 October 2005, Alinta 2000 Limited disposed of 100% of its shareholding in Alinta Infrastructure Limited ("AIL"). This transaction was effected by AIL buying back 100% of its shares held by Alinta 2000 Limited. The net cash proceeds (after transaction costs) were $850.1m. Of this amount $23.9m remains unpaid by AIL at 31 December 2006. A gain on sale of $191.7m was recorded after costs and tax by Alinta 2000 Limited.

On 5 October 2005, Alinta 2000 Limited then proceeded to acquire 20% of the new share holding in AIL, Alinta Infrastructure Trust ("AIT") and Alinta Infrastructure Investment Trust ("AIIT"). The stapling of these three entities formed the ASX listed Alinta Infrastructure Holdings ("AIH").

The consolidated entity accounted for these transactions as a disposal of 80% of AIH. A gain on sale after tax and costs of $134.2m was recorded in the period by the consolidated entity.

The assets held by AIH comprise a portfolio of power stations and gas pipelines acquired by Alinta 2000 Limited from the Duke Energy Group in April 2004. Alinta continued to provide operational and management services to AIH from the date of disposal.

In December 2006, AIH was re-acquired by the Group and as such is included in continuing operations in the current period from the date of re-acquisition (refer note 6).

Financial information relating to the discontinued operations for the period to the date of disposal is set out below. Further information is set out in note 4 - segment information.

(b) Financial performance and cash flow information

The financial performance and cash flow information presented are for the period from 1 January 2005 - 5 October 2005.

	Consolidated 2006 $'000	Consolidated 2005 $'000
Revenue		
Sales revenue	-	67,009
Services revenue	-	54,080
Interest receivable	-	20,857
Other revenue	-	3
Expenses		
Gas commodity and transmission purchases	-	(19,148)
Employee benefits expense	-	(2,132)
Depreciation and amortisation	-	(43,763)
Materials and services	-	(3,338)
Net loss on disposal of property, plant and equipment	-	(1,610)
Finance costs	-	(69,512)
Profit before income tax	-	2,426
Income tax benefit	-	1,154
Profit after income tax of discontinued operations	-	3,580
Net gain on sale of investments		
Proceeds from the sale of investments	-	850,054
Carrying amount of investments sold	-	(643,957)
Gain on sale before related income tax	-	206,097
Income tax expense	-	(71,892)
Gain on sale after related income tax	-	134,205
Profit from discontinued operations	-	137,785
Net cash inflow from ordinary activities	-	34,450
Net cash outflow from investing activities	-	(973)
Net cash outflow from financing activities	-	(35,000)
Net decrease in cash generated by the operation	-	(1,523)

5 Discontinued operations (continued)

(c) Carrying amounts of assets and liabilities

The carrying amounts of assets and liabilities disposed were:

	Consolidated	
	2006	2005
	$'000	$'000
Cash	-	73,522
Receivables	-	166,663
Inventories	-	7,654
Property, plant and equipment	-	1,024,961
Intangibles	-	671,623
Total assets	-	1,944,423
Trade creditors	-	70,010
Borrowings	-	(1,164,328)
Provisions	-	89,413
Deferred tax liability	-	41,038
Total liabilities	-	1,364,789
Net assets	-	579,634

6 Business combinations

During the year the consolidated entity undertook two business combinations:
AGL transaction; and
AIH acquisition.

AGL Transaction

(a) Summary of acquisition

On 25 October 2006, two interdependent Schemes of Arrangement between The Australian Gas Light Company ("AGL") and Alinta 2000 Limited were implemented that effected a merger of the two companies and immediate de-merger of the AGL Energy assets into a new company. The AGL business retained by Alinta after the de-merger of AGL Energy is referred to below as AGL Infrastructure, ("AGLI"). The company is based in Australia and owns gas and electricity infrastructure assets as well as an asset management business.

The merger of the AGLI business into the new Alinta Group is accounted for as an acquisition under AASB 3 *Business Combinations*. Accounting for the purchase price allocation against the value of the assets is provisional at 31 December 2006. The provisional carrying value and fair value of the identifiable assets and liabilities of AGLI as at the acquisition date are as set out in (d) below:

6 Business combinations (continued)

	$'000
(b) Purchase consideration	
Purchase consideration	
Fair value of shares issued (i)	2,255,586
Cost of pre transaction AGL shares acquired (ii)	1,538,752
Cash received from AGL (iii)	(1,300,008)
Working capital settlement (iv)	22,858
Transaction costs	77,929
Total purchase consideration	2,595,117
Fair value of net identifiable assets acquired (refer to (d) below)	1,230,018
Goodwill (refer to (d) below)	1,365,099

(i) The Group issued 217,720,657 ordinary shares at $10.36 each, based on the quoted price of the shares of Alinta 2000 Limited at the date of control.

(ii) In February 2006, Alinta 2000 Limited acquired a 19.9% stake (of which 2.6% was subsequently disposed) in AGL which was prior to the implementation of the schemes of arrangement discussed above.

(iii) This amount of $1,300,008 was received in cash from AGL Energy as part of the overall net consideration for the transaction, and was used principally to retire existing and bridging debt within the Alinta group.

(iv) The working capital settlement represents the payment to be made by Alinta for the additional working capital balances acquired at 25 October 2006. The amount excludes a balance of $9.4m, which is currently in dispute with AGL relating to unbilled electricity network debtors. Should this amount become payable, the purchase consideration will increase with a corresponding increase in goodwill recognised on consolidation.

(c) Net cash outflow

	Consolidated	
	2006 $'000	2005 $'000
Outflow of cash to acquire subsidiary, net of cash acquired		
Cost of pre transaction AGL shares acquired	1,538,752	-
Cash received from AGL	(1,300,008)	-
Transaction costs	77,929	-
Cash balances acquired	(14,531)	-
Net outflow of cash	302,142	-

6 Business combinations (continued)

(d) Assets and liabilities acquired

	Acquiree's carrying amount $'000	Provisional fair value $'000
Cash	14,531	14,531
Receivables (i)	235,104	508,855
Inventories	3,143	2,543
Property, plant and equipment	3,461,264	3,702,398
Retirement benefit surplus	22,635	21,868
Intangible assets	302,715	177,773
Energy derivative assets	130,061	130,061
Available-for-sale financial assets (iv)	331,309	358,791
Investment in equity accounted investees	490,367	495,867
Other assets	9,225	9,225
Payables	(78,673)	(65,959)
Unearned revenue	(1,399)	(1,399)
Interest bearing liabilities	(3,758,887)	(3,809,007)
Provisions	(118,774)	(121,520)
Deferred tax liability (ii)	(667,913)	(63,948)
Energy derivative liability	(130,061)	(130,061)
Total net assets	244,647	1,230,018
Goodwill on consolidation (iii)		1,365,099
Net assets acquired		2,595,117

(i) Included in the fair value of net assets acquired is a finance lease receivable of $211m relating to the Wattle Point Wind Farm Pty Ltd ("WPWF"), which was accounted for by the acquiree as property, plant and equipment. As part of the acquisition of the AGLI business, AGL granted a put option to Alinta such that Alinta can sell back WPWF within 6 months of implementation (25 October 2006) at $211m to AGL Energy.

(ii) The deferred tax liability is stated after the effect of the tax base reset on AGLI entering the newly formed Alinta tax consolidation group.

(iii) Goodwill recognised relates to future profitability of the AGLI business and synergies existing within the acquired business and also synergies and improvements in profitability expected to be achieved as a result of combining AGLI with the rest of the Alinta Group.

(iv) AGLI's investment in APT was previously treated as an associate. Alinta accounts for APT as an available-for-sale asset.

(e) Impact on results

AGLI contributed revenues of $168.4m and a net profit after tax of $14.1m to the Alinta Group for the period 25 October 2006 to 31 December 2006. The information required to be disclosed by AASB 3 *Business Combinations* paragraph 70 (revenue and net profit for the combined entity for the period as if the acquisition had been effected at the start of the period) is not presented as obtaining reliable information in this regard is impracticable.

6 Business combinations (continued)

Alinta Infrastructure Holdings

(a) Summary of acquisition

On 5 October 2005, the Alinta Group disposed of its 80% interest in Alinta Infrastructure Limited ("AIL"), Alinta Infrastructure Trust ("AIT") and Alinta Infrastructure Investment Trust ("AIIT"). The stapling of these three entities formed the ASX listed entity Alinta Infrastructure Holdings ("AIH").

The assets held by the AIH Group comprise a portfolio of power stations and gas pipelines initially acquired from the former Duke Energy Group in 2004.

On 15 November 2006, Alinta announced an unconditional cash takeover offer for AIH. The offer was for $2.06 per partly paid AIH unit or $3.26 per fully paid AIH unit.

Alinta gained control over AIH on 19 December 2006 and at 31 December 2006 owned 82% of the stapled units of AIH.

The acquisition of AIH by Alinta is accounted for as an acquisition using the purchase method under AASB 3 *Business Combinations*. Accounting for the purchase price allocation against the value of the assets and liabilities acquired is provisional as at 31 December 2006 due to an ongoing assessment of the fair values of the acquired assets by independent valuers based on updated Depreciated Optimised Replacement Cost and Discounted Cash Flows valuation models.

	$'000
(b) Purchase consideration	
Purchase consideration	
Pre-acquisition holding in equity accounted investment	114,966
Cash paid prior to 31 December 2006 (i)	398,873
Cash payable in 2007 (ii)	188,581
Transaction costs (iii)	31,290
Total purchase consideration	733,710
Fair value of net identifiable assets acquired (refer to (d) below)	401,989
Goodwill (refer to (d) below)	331,721

(i) Prior to 15 November 2006 Alinta held 20% of the issued units of AIH.

(ii) Cash payable in 2007 represents amounts due to certain former AIH unitholders who had accepted Alinta's bid terms prior to 31 December 2006.

(iii) Transaction costs represent those costs directly attributable to the acquisition of AIH by Alinta.

6 Business combinations (continued)

(c) Net cash outflow

	Consolidated	
	2006	2005
	$'000	$'000
Cash consideration	**398,873**	-
Transaction costs	**1,058**	-
Cash balances acquired	**(69,590)**	-
Net outflow of cash	**330,341**	-

(d) Assets and liabilities acquired

	Acquiree's carrying amount $'000	**Provisional fair value $'000**
Cash	**69,590**	**69,590**
Receivables	**167,119**	**167,119**
Deferred tax asset (ii)	**30,818**	-
Inventories	**7,631**	**7,631**
Property, plant and equipment	**991,713**	**1,240,120**
Other assets	**7,453**	**7,453**
Intangible assets	**324,781**	**362,966**
Payables	**(117,528)**	**(117,528)**
Provisions	**(38,694)**	**(38,694)**
Interest bearing liabilities	**(1,107,608)**	**(1,107,608)**
Deferred tax liability (ii)	-	**(55,160)**
Total net assets	**335,275**	**535,889**
Minority interests		**(133,900)**
Goodwill on consolidation (i)		**331,721**
Net assets acquired		**733,710**

(i) Goodwill, representing a premium paid for the acquired net assets, represents future profitability of the AIH business and likely synergies and improvements in profitability that the Directors believe will be available as AIH is integrated into the Alinta Group.

(ii) The tax base of assets and liabilities is provisional as AIH will join the Alinta tax consolidated group in February 2007.

(e) Impact on results

AIH contributed a profit of $3.2m to the equity accounted profit that has been included in the Alinta Group's results for 2006. Due to control being gained over AIH by Alinta on 19 December 2006, AIH did not contribute material consolidated revenues or expenses to the results of the Alinta Group for 2006.

It is also noted that AIH's results for 2006 have been impacted by certain significant items, specifically an impairment charge relating to one of AIH's cash generating units, offset by an uplift in the tax bases of certain tangible and intangible assets.

If the acquisition had occurred on 1 January 2006, consolidated revenue for the year ended 31 December 2006 would have increased by $262.2m and consolidated net profit after tax would have increased by $5.5m.

Events after the balance sheet date that are relevant to the AIH acquisition are presented in note 13.

7 Correction of error

(a) Correction of error in recording of equity accounted profits in the previous financial year

During 2006, Alinta Infrastructure Holdings ("AIH"), one of Alinta's associates at that time, identified an error regarding an impairment test for the Queensland Gas Pipeline ("QGP"), an asset and cash generating unit of AIH.

This error has had a flow-on impact on Alinta's consolidated results and accordingly Alinta's share of profits of equity accounted investees and investments in equity accounted investees in the 2005 comparative results have been restated.

The error had the financial effect of overstating consolidated investments in equity accounted investees and consolidated total assets by $7.3m as at 31 December 2005. The error also had the financial effect of overstating the consolidated share of profits of equity accounted investees, consolidated profit before tax and consolidated net profit after tax by the same amount.

The error has been corrected by restating the respective 2005 comparative financial statement line items.

The error also impacted basic and diluted earnings per share for the 2005 comparatives. The correction of the error resulted in a reduction in 2005 basic earnings per share of 2.9 cents, and a reduction in diluted earnings per share of 2.9 cents.

(b) Correction of error in recognition of unread sales in the previous two financial years

Consolidated sales revenue and accrued income for the 2005 comparative results have been restated due to an error that was identified regarding unread meter sales in Alinta Sales Pty Limited ("ALS") within the energy retail segment. Part of the error identified related to the 2005 financial year and part related to the 2004 financial year.

These errors have the effect of overstating the following consolidated balances at 31 December 2005:

	$m
Sales revenue	(4.2)
Tax expense	1.3
Net profit after tax	(2.9)
Income tax provision and total liabilities	(1.7)
Opening retained earnings and total equity	(1.0)
Trade receivables and total assets	(5.6)

The part of the error that related to 2005 has been corrected by restating the respective 2005 comparative financial statement line items, whilst the part that related to 2004 has been corrected by adjusting opening retained earnings as at 1 January 2005 by a net amount of $1.0m.

The error has also impacted basic and diluted earnings per share for the 2005 comparatives. The correction of the error resulted in a reduction in 2005 basic earnings per share of 1.2 cents and a reduction in diluted earnings per share of 1.1 cents.

7 Correction of error (continued)

(c) Effect of prior period errors and change in accounting policy

	31 December 2005 $'000	Change in (note 6(a)) $'000	Change in (note 6(b)) $'000	Change in accounting policy (note 2(a)) $'000	31 December 2005 (restated) $'000
Sales revenue	586,528		(4,170)		582,358
Employee benefits expense	86,161			(3,879)	82,282
Share of profits of equity accounted investees	11,299	(7,360)			3,939
Income tax expense	56,943		(1,251)	1,164	56,856
Profit attributable to members of Alinta Limited	239,759	(7,360)	(2,919)	2,715	232,195
Trade and other receivables	574,263		(5,552)		568,711
Investments in equity accounted investees	218,135	(7,360)			210,775
Income tax provision	91,940		(1,666)		90,274
Opening retained earnings	255,057	(7,360)	(3,889)	-	243,808
Basic earnings per share	40.3	(2.9)	(1.2)	1.1	37.3
Diluted earnings per share	40.0	(2.9)	(1.1)	1.0	37.0

The above errors and change in accounting policy had no impact on profit from discontinued operations.

8 Revenue

	Consolidated	
	2006	2005
	$'000	$'000
Revenue from operating activities		
Sale of goods	**699,852**	582,358
Services revenue	**642,536**	424,176
Interest received and other revenue	**140,439**	47,345
	1,482,827	1,053,879

9 Contributed equity

(a) Contributed Equity

Consolidated	Contributed equity $'000	Hedging reserve $'000	Available for sale investment revaluation reserve $'000	Foreign currency translation reserve $'000	Retained earnings $'000	Total $'000
Balance at 1 January 2005	940,724	-	-	7,085	140,024	1,087,833
Adjustment on adoption of AASB 132 and AASB 139 (net of tax)	(128,916)	(1,453)	-	-	(1,482)	(131,851)
Correction of errors in previous financial year (Note 8)	-	-	-	-	(970)	(970)
Balance at 1 January 2005 (restated)	811,808	(1,453)	0	7,085	137,572	955,012
Actuarial gains/(losses) on defined benefit plans	-	-	-	-	(2,715)	(2,715)
Changes in the fair value of cash flow hedges, net of tax	-	(2,594)	-	-	-	(2,594)
Net share of movements in reserves of associates	-	(640)	-	-	-	(640)
Exchange differences on translation of foreign operation	-	-	-	(2,490)	-	(2,490)
Profit for period	-	-	-	-	232,195	232,195
Conversion of reset preference shares	59,748	-	-	-	-	59,748
Exercise of executive options	6,311	-	-	-	-	6,311
Dividend Reinvestment Plan issues	30,476	-	-	-	-	30,476
Disposal of interest in subsidiaries	-	2,276	-	(4,595)	-	(2,319)
Dividends paid to minority interest	-	-	-	-	(3,887)	(3,887)
Dividends provided for or paid	-	-	-	-	(120,478)	(120,478)
Share based payments	-	-	-	-	1,121	1,121
Balance at 31 December 2005	908,343	(2,411)	0	0	243,808	1,149,740
Balance at 1 January 2006	908,343	(2,411)	0	0	243,808	1,149,740
Actuarial gains/(losses) on defined benefit plans	-	-	-	-	3,566	3,566
Changes in the fair value of available-for-sale financial assets, net of tax	-	-	(20,467)	-	-	(20,467)
Changes in the fair value of cash flow hedges, net of tax	-	11,342	-	-	-	11,342
Net share of movements in reserves of associates	-	17,816	-	492	-	18,308
Exchange differences on translation of foreign operations	-	-	-	(91)	-	(91)
Profit for period	-	-	-	-	172,689	172,689
Contributions of equity, net of reverse acquisition accounting adjustment (Note (b))	2,255,584	-	-	-	-	2,255,584
Conversion of reset preference shares	73,301	-	-	-	-	73,301
Exercise of executive options	10,080	-	-	-	-	10,080
Dividend Reinvestment Plan issues	25,940	-	-	-	-	25,940
Dividends paid to minority interest	-	-	-	-	(4,023)	(4,023)
Dividends provided for or paid	-	-	-	-	(161,506)	(161,506)
Share based payments	-	-	-	-	1,691	1,691
Balance at 31 December 2006	3,273,248	26,747	(20,467)	401	256,225	3,536,154

9 Contributed equity (continued)

(b) Movements in ordinary share capital of Alinta Limited:
Consolidated

Details	Number of Shares	$'000
Opening balance - 1 January 2005	246,069,263	811,808
Conversion of reset preference shares3	9,463,034	59,748
Exercise of options	1,322,254	6,311
Dividend Reinvestment Plan issues	3,154,509	30,476
Balance - 31 December 2005	**260,009,060**	**908,343**
Opening balance - 1 January 2006	260,009,060	908,343
Conversion of reset preference shares	11,741,755	73,301
Exercise of options	1,591,052	10,080
Dividend Reinvestment Plan issues	2,411,973	25,940
Issue of shares	217,728,327	2,255,584
Balance - 31 December 2006	**493,482,167**	**3,273,248**

Issued capital in the Group financial statements comprises shares on issue of Alinta 2000 Limited (formerly Alinta Limited) as deemed acquiring company under the principles of reverse acquisition accounting.

Issue of shares in the legal parent, Alinta Limited, relates to the value of shares issued to AGLE shareholders, and former Alinta 2000 Limited shareholders as part of the scheme of arrangement on 25 October 2006.

(c) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands, every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll, each share is entitled to one vote.

(d) Dividend reinvestment plan

The Group implemented a Dividend Reinvestment Plan in January 2005. All holders of ordinary shares are eligible to participate in the plan at a reinvestment price based on the averages of the daily volume weighted average sales price of all ordinary fully paid Alinta shares on the ASX during the 10 trading days commencing on the 5th trading day prior to, and inclusive of the record date for the eligible dividend.

(e) Nature and purposes of reserves

(i) Available-for-sale investment revaluation reserve

Changes in the fair value and exchange differences arising on translation of investments, such as equities, classified as available-for-sale financial assets, are taken to the available-for-sale investments revaluation reserve. Amounts are recognised in the income statement when the associated assets are sold or impaired.

(ii) Hedging reserve - cash flow hedges

The hedging reserve is used to record gains or losses on the effective portion of cash flow hedges that are recognised directly in equity. Amounts are recognised in the income statement, or in the cost of the relevant assets, when the associated hedged transaction occurs.

(iii) Foreign currency translation reserve

Exchange differences arising on translation of a foreign controlled entity where the functional currency is different to the presentation currency, are taken to the foreign currency translation reserve. The reserve is recognised in the income statement when the net investment is disposed of.

10 Dividends

	Parent	
	2006	2005
	$'000	$'000
Ordinary shares		
Final dividend in relation to the 2005 financial year of 23 cents (2004 - 27 cents) per fully paid share paid on 31 March 2006 (2004 - 31 March 2005) Fully franked based on tax paid @ 30%	**60,249**	66,892
Interim dividend in relation to the 2006 financial year of 23 cents (2005 - 21 cents) per fully paid share paid on 29 September 2006 (2005 - 30 September 2005) Fully franked based on tax paid @ 30%	**60,979**	53,586
Transaction dividend representing the pro rata allocation of the anticipated 2006 final dividend of 14.625 cents (2005 - nil) per fully paid share paid on 24 October 2006 Fully franked based on tax paid @ 30%	**40,278**	-
Total dividends provided for or paid	**161,506**	120,478

Reset preference shares

Reset preference shares were classified as current interest bearing liabilities and any related dividends were classified as interest expense in the income statement. During the year, Alinta paid interest of $2.87 per Reset Preference Share representing 5.755% payable for the period 1 October 2005 to 31 March 2006 (2005: $2.87) and $2.89 per Reset Preference share representing 5.755% payable for the period 1 April 2006 to 31 August 2006 (2005: $2.89). All reset preference shares were converted into ordinary shares in Alinta 2000 Limited by 31 August 2006 in accordance with the conversion notice issued on 19 July 2006.

Subsequent events

Since the end of the financial year, the Directors have declared the following payments:

- Final dividend payable on ordinary shares - fully franked at 8.375 cents per share totalling $41.3 million. The total cash paid for this dividend will be dependent on the participation in the Dividend Reinvestment Plan.

11 Contingencies

A full description of the details and estimates of contingent assets and liabilities is provided in the consolidated entity's full financial report for 2006.

12 Economic dependency

The normal trading activities of the consolidated entity depend significantly upon major contractual arrangements as follows:

- With the North West Shelf Joint Venture Partners for the supply of natural gas;
- With DBNGP (WA) Transmission Pty Ltd for the transmission of natural gas through the Dampier to Bunbury Natural Gas Pipeline;
- With BHP Billiton for the purchase of electricity and gas transmission capacity;
- With New Zealand Steel Limited for the purchase of electricity; and
- With AGL Energy Limited for the purchase of gas and electricity.

13 Events occurring after the balance sheet date

Potential Management Buy-Out

On 9 January 2007, Alinta Limited announced it had received a draft proposal outlining an incomplete and non-binding Management Buy-Out ("MBO"). Due to the significant uncertainty surrounding this proposal, the potential impacts, if any, of this or any other potential bid for Alinta Limited or any of its subsidiaries have not yet been assessed or quantified.

The Board has sought "expressions of interest" from other parties with respect to bids for possible sale/restructuring of the Group and have engaged Carnegie Wylie & Company and JP Morgan to manage the bid process for the Group.

Change of Key Management Personnel

Robert Browning and John Poynton resigned as Directors of Alinta Limited on 11 and 12 January 2007 respectively. John Akehurst replaced John Poynton as Chairman on 8 January 2007 and Peter Magarry was appointed as acting CEO in place of Robert Browning.

On 17 January 2007, Ian Wells was appointed as acting CFO and Yasmin Broughton was appointed as acting General Counsel/Company Secretary.

Acquisition of Alinta Infrastructure Holdings

At 31 December 2006, Alinta had acquired 82% of Alinta Infrastructure Holdings ("AIH"). On 11 January 2007, Alinta announced that it had acquired over 90% of the units in AIH. On 27 February 2007, Alinta completed a compulsory acquisition of the remaining AIH units. The acquisition of the final 18% of AIH units was completed for additional consideration of $172m using an existing debt facility. It is anticipated that on 28 February 2007, AIH will be formally de-listed from the Australian Stock Exchange ("ASX").

Tamar Valley Guarantee

On 1 February 2007, the Alinta Group provided a Deed of Cross Guarantee for a subsidiary for a maximum amount of $50m in respect of a potential capital project in Tasmania.

Shares in APT

As at 31 December 2006, the Alinta Group held an investment of $633m in the Australian Pipeline Trust ("APT"), a listed stapled entity. A judicial review of the Takeovers Panel and Review Panel decisions requiring Alinta to divest of certain unit holdings in APT was due to be completed in February 2007. As of 27 February 2007 this judicial review had not been concluded.

Dividends

Since the end of the year, the Directors have declared the following payments:

- Final - ordinary shares - fully franked at 8.375 cents per share totalling $41.3 million payable on 4 April 2007. The total cash paid for this dividend will be dependent on the participation in the Dividend Reinvestment Plan.

There were no other significant events occurring after the balance sheet date.

14 Earnings per share

	Consolidated	
	2006	2005
	Cents	Cents
(a) Basic earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the company	**56.2**	37.3
Profit from discontinued operations	**-**	54.5
Profit attributable to the ordinary equity holders of the company	**56.2**	91.8
(b) Diluted earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the company	**56.0**	37.0
Profit from discontinued operations	**-**	54.1
Profit attributable to the ordinary equity holders of the company	**56.0**	91.1

Earnings per share is calculated by dividing the net profit for the year attributable to the ordinary equity holders of the company by the weighted average number of ordinary shares in issue during the year.

Directors' declaration

In the opinion of the directors of Alinta Limited, the accompanying concise financial report of the consolidated entity, comprising Alinta Limited and its controlled entities for the year ended 31 December 2006, set out on pages 2 to 26

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports.*

This declaration is made in accordance with a resolution of the directors.

John Akehurst
Chairman

Perth
27 February 2007

KPMG

Independent audit report on concise financial report to the members of Alinta Limited

Scope

We have audited the concise financial report Alinta Limited and its subsidiaries for the financial year ended 31 December 2006 consisting of the income statement, statement of recognised income and expense, balance sheet, statement of cash flow, accompanying notes 1 to 14, and the accompanying discussion and analysis on the income statement, statement of recognised income and expense, balance sheet and statement of cash flows set out on pages 2 to 5 in order to express an opinion on it to the members of the company. The company's directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of Alinta Limited and its subsidiaries for the year ended 31 December 2006. Our audit report on the full financial report was signed on 27 February 2007, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

The audit opinion expressed in this report has been formed on the above basis.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion the concise financial report of Alinta Limited and its subsidiaries for the year ended 31 December 2006 complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

KPMG

KPMG

DMcComish

D P McComish
Partner
Perth
27 February 2007

Alinta Limited

ABN 11 119 985 590

Financial Statements – 31 December 2006

ALINTA LIMITED

DIRECTORS' REPORT

The Board of Directors of Alinta Limited has pleasure in submitting its report with respect to the consolidated Group for the financial year ended 31 December 2006.

DIRECTORS

The names of the Directors in office during or since the end of the financial year are:

J H Akehurst (Chairman) (appointed director on 24 July 2006, appointed Chairman on 8 January 2007)
F E Harris
T R McMeckan
M J Wilkins

R B Browning (resigned as director and CEO on 11 January 2007)
T C Healey (resigned on 11 October 2006)
A J Howarth (resigned as Chairman on 3 May 2006, resigned as director on 24 July 2006)
J H Poynton (appointed Chairman on 3 May 2006, resigned as Chairman on 8 January 2007, resigned as director on 12 January 2007)

Unless indicated otherwise, all Directors held their position as a Director throughout the financial year and up to the date of this report.

OPERATING AND FINANCIAL REVIEW

Principal Activities

Alinta Limited's principal activities as a consolidated entity during the financial year consisted of the following:

- Asset Management Services - Alinta provided asset management services on the infrastructure assets in which it held an ownership interest, as well as to external parties. Alinta also managed energy infrastructure expansion projects in Victoria, New South Wales and Western Australia and undertook operational maintenance on several infrastructure assets during the year.
- Power Generation – Alinta's first cogeneration unit was commissioned in the first quarter of the year and therefore contributed earnings for the majority of the year. A second unit was under construction for the majority of the year and is expected to be operational in early 2007.
- Energy Distribution – Alinta operated distribution assets in which it owns a majority interest. This comprised the AlintaGas distribution network for the full twelve-month period, the Alinta NSW gas distribution network and Alinta Victorian electricity distribution network following the completion of the AGL transaction in October 2006

- Energy Markets - Alinta sold gas and electricity to retail customers in Western Australia and supplied wholesale energy in New South Wales, Victoria and Tasmania. Alinta also managed the Wesfarmers LPG contract during the period.
- Energy Investment – This business segment accounts for the minority investments in Alinta's asset portfolio. It does not include assets or businesses that Alinta has a majority ownership in, nor does it include operating contracts in relation to the assets in which Alinta holds investments.

There has been no change to the Company's principal activities during the year.

Results

The net profit after tax of the consolidated entity (attributable to members of Alinta Limited) for the financial year ended 31 December 2006 was $172.7 million. This reflects a 37% increase in profit from underlying operating activities from $102 million in 2005 to $140 million for 2006. The net profit figure for 2005 of $232.2 million included $137.8 million resulting from the operation and sale of the former Duke assets into Alinta Infrastructure Holdings. The financial results have been reported in accordance with Australian equivalents to International Financial Reporting Standards ("AIFRS").

Dividends

The following dividends have been paid by the Company since 1 January 2006:

- A final dividend of 23 cents per ordinary share in respect of the financial year ended 31 December 2005, fully franked, paid to ordinary shareholders on 31 March 2006. This amounted to a gross value of $60.2 million of which $13.3 million was satisfied by the issuance of ordinary shares under a Dividend Reinvestment Plan (DRP).
- An interim dividend in respect of the 2006 financial year of 23 cents per ordinary share, fully franked, paid to ordinary shareholders on 29 September 2006. This amounted to a gross value of $61.0 million of which $12.5 million was satisfied by the issuance of ordinary shares under a DRP.
- A transaction dividend, representing the pro-rata allocation of the anticipated 2006 final dividend, of 14.625 cents per ordinary share, fully franked, paid to ordinary shareholders on 24 October 2006. This payment amounted to a gross value of $40.3 million.
- A dividend in respect of the period 1 October 2005 to 31 March 2006 of $2.87 per Reset Preference Share (RePS) paid to RePS holders on 31 March 2006. This payment amounted to a gross value of $1.7 million.
- A dividend in respect of the period 1 April 2005 to 30 September 2006 of $2.89 per RePS paid to RePS holders on 29 September 2006. This payment amounted to a gross value $1.5 million.
- The Board has declared a final dividend of 8.375 cents per ordinary share in respect of the financial year ended 31 December 2006, fully franked, that will be paid to ordinary shareholders on 4 April 2007. This will amount to a gross value of $41.3 million prior to finalisation of DRP participation.

REVIEW OF OPERATIONS

Alinta achieved a net profit after tax attributable to members of Alinta Limited for the financial year of $172.7 million from revenue from continuing operations of $1,482.8 million. (Revenue from continuing operations includes interest and dividend revenue).

Asset management - The pre existing Asset Management business continued to grow based on major expansion projects undertaken in relation to certain managed assets, combined with a continued cost reduction focus. Significant operational synergies are expected primarily from the integration of Agility with the existing Alinta Asset Management business which has absorbed $31m ($22m after tax) of integration costs in 2006.

Power Generation – Alinta's first cogeneration unit was commissioned in the first quarter of the year and therefore contributed earnings for the majority of the year. A second unit was under construction for the majority of the year and is expected to be operational in early 2007.

Energy Distribution – The acquisitions of the AGL infrastructure assets led to increased contributions to the Energy Distribution and Asset Management Segments driven by the performance of the NSW gas distribution and Victorian electricity networks.

Energy Markets - The purchase and sale of gas to contract and tariff customers in Perth and various regional areas of Western Australia; and the sale of electrical output from those power stations to contestable customers in Western Australia.

Energy Investment - The share of profits of equity accounted investees increased to $19m (2005: $4m).

The following key projects across Australia, totalling in excess of $1.3b, were completed or commenced during the year:

- $430m DBNGP Stage 4 expansion
- $700m DBNGP Stage 5A expansion
- $90m Sydney primary loop gas reinforcement project
- $53m South Gippsland natural gas pipeline project
- $20m Yarra Ranges gas extension project

Continued operations and maintenance of existing infrastructure assets under management met and on average exceeded Key Performance Indicators for the management of those assets during the year. These Indicators covered health and safety, asset reliability and environmental performance.

SIGNIFICANT CHANGES IN THE BUSINESS

AGL Transaction

On 25 October 2006, two interdependent Schemes of Arrangement between AGL and Alinta were implemented that effected a merger of the two companies and immediate de-merger of the AGL Energy assets into a new company. The AGL business retained after the de-merger of AGL Energy is referred to as AGL Infrastructure. The company is based in Australia and holds gas and electricity infrastructure assets as well as an asset management business.

Alinta Infrastructure Holdings

On 15 November 2006, Alinta announced an unconditional cash takeover offer for Alinta Infrastructure Holdings (**AIH**). The offer was for $2.06 per partly paid AIH unit or $3.26 per fully paid AIH unit.

Alinta gained control over AIH on 19 December 2006 and at 31 December 2006 owned 82% of the stapled units of AIH.

SIGNIFICANT EVENTS OCCURRING AFTER YEAR END

Potential Management Buy-Out

On 9 January 2007, Alinta Limited announced it had received a draft proposal outlining an incomplete and non-binding Management Buy-Out (MBO). Due to the significant uncertainty surrounding this proposal, the potential impacts, if any, of this or any other potential bid for Alinta Limited or any of its subsidiaries have not yet been assessed or quantified.

In response to the MBO approach, the Board called for expressions of interest from third parties to acquire the Group. Independent advisors, Carnegie Wylie and JP Morgan have been appointed to manage the bid process for the Company. Blake Dawson Waldron have been retained as the Group's legal advisors with respect to the process.

Change of Key Management Personnel

John Poynton and Robert Browning resigned as Directors of Alinta Limited on 12 and 11 January 2007 respectively. John Akehurst replaced John Poynton as Chairman and Peter Magarry was appointed as acting CEO in place of Robert Browning.

On 17 January 2007, Ian Wells was appointed as acting CFO and Yasmin Broughton was appointed as acting General Counsel/Company Secretary.

Acquisition of Alinta Infrastructure Holdings

On 11 January 2007, Alinta announced that it had acquired over 90% of the units in AIH. On 27 February 2007, Alinta completed a compulsory acquisition of the remaining AIH units. It is anticipated that on 28 February 2007, AIH will be formally de-listed from the Australian Stock Exchange (ASX).

Shares in other entities

As at 31 December 2006, the Alinta Group held an investment of approximately 35% of the securities in the Australian Pipeline Trust (APT), a listed stapled entity. Subsequent to 31 December 2006, a judicial review of the Takeovers Panel and Takeovers Review Panel decisions requiring Alinta to divest of certain unit holdings in APT was due to be completed in February 2007. As at the date of this Report this judicial review has not been completed.

LIKELY DEVELOPMENTS AND FUTURE RESULTS

Update on Corporate Activity

Alinta has received a number of expressions of interest in relation to the possible sale of the Company. A limited number of interested parties have been allowed access to a virtual data room to conduct more detailed due diligence on the Company. Binding bids may then be submitted on completion of this process.

In parallel, Alinta management in conjunction with its advisers, is working on options for an optimised structure of the business on a standalone basis. This structure will form the baseline against which any binding external bids will be compared.

In due course, the Board will make a definitive recommendation as to the option it believes is in shareholders' best interests.

Update on AGL Integration Process

The integration of AGL's infrastructure assets and asset management business (Agility) into Alinta has been the primary area of operational focus since settlement of the transaction on 25 October 2006. Alinta expects to achieve $70 million in annual cost savings having originally forecast $55 million to flow from this transaction. The vast majority of the cost savings ($65 million) are expected to be derived from the integration of Alinta Asset Management and Agility. Alinta expects to incur all necessary one-off costs by the end of 2007 in order to achieve these savings.

QUALIFICATIONS AND EXPERIENCE

Chairman and Non-Executive Director

J H (John) Akehurst MA Eng Sc (Oxon), FIMechE, FAICD

John Akehurst, 58, is a non-executive director of CSL Limited (appointed April 2004) and Coogee Resources Limited (appointed March 2006). He is a consultant to RSA Consulting Pty Ltd and a senior adviser to McKinsey and Company. John has 30 years operational and management experience in the oil and gas industry. He is a former Chief Operating Officer and Chief Executive Officer of Woodside Petroleum Limited and a former non-executive director of Oil Search. John is a director of the University of WA Graduate School of Management (appointed April 1995) and of Youth Focus (appointed September 1997). John joined the Alinta 2000 Limited Board as a non-executive director on 24 July 2006 and the Alinta Limited Board on 25 October 2006. John is the Chairman of the Remuneration and Nomination Committee.

Non-Executive Directors

F E (Fiona) Harris, B Comm, FCA, FAICD

Fiona Harris, 46, is a professional non-executive director. Previously, she spent 14 years with a major chartered accounting firm in Perth, San Francisco and Sydney. She was an Audit & Assurance partner in the New South Wales practice of that firm when she retired in 1994. She is a Director of Alinta Infrastructure Limited (appointed 12 August 2005), Alinta Funds Management Limited (appointed 26 August 2005), Perron Group Limited (appointed 14 November 2006), PG Holdings Limited (appointed 14 November 2006), Heytesbury Pty Ltd and WASO Holdings Ltd. Fiona is also President of the State Council of the Australian Institute of Company Directors and a member of their national Board. She has been a Director of Alinta Limited since its incorporation in January 2000.

Fiona was also previously a director of Portman Limited (appointed 19 December 2003 – resigned 12 April 2005), Burswood Limited (appointed 1 August 2003 – resigned 3 September 2004), Evans and Tate Limited (appointed 19 September 1999 – resigned 15 August 2003), HBF Health Funds Inc (resigned 25 October 2005) and NM Rothschild & Sons (Australia) Ltd (appointed 3 September 2004 – resigned 7 July 2006).

Fiona is Chairman of the Audit and Risk Management Committee.

T R (Tina) McMeckan BSc, MBA, FAICD

Tina McMeckan, 57, has substantial energy market and utilities infrastructure experience, having served on the boards of a number of energy corporations including United Energy Limited (appointed 11 December 2002 – resigned 23 July 2003), Snowy Hydro Trading, the Westar and

Kinetik Energy Group, Solaris Power and with the Victorian government on energy reform. Tina is Chairman of the Zoological Parks and Gardens Board in Victoria and the Centre for Eye Research Australia Limited (appointed 24 September 2003). She is also a director of Nanotechnology Victoria Limited (appointed 4 February 2004), the Vision Co-operative Research Centre (appointed 9 August 2004), the AusIndustry Research and Development Board Funds Management Committee (appointed 9 May 2005) and Deacons law firm (appointed 1 January 2005). Tina joined the Alinta Board in October 2003.

Tina is a member of the Audit and Risk Management Committee and the Remuneration and Nomination Committee.

M J (Michael) Wilkins BCom, MBA, DLI, FCA, FAICD

Michael Wilkins, 50, is Managing Director of Promina Group Limited. He has over 25 years experience in the insurance and financial services sector having been a Director of Tyndall Australia Limited from January 1990 (Managing Director from April 1994) until the acquisition of that Company by Promina Group in July 1999. He was appointed Managing Director of Promina Group on 1 August 1999.

Mr Wilkins is currently a Director of the Insurance Council of Australia and is also a past Director of IFSA.

Michael joined the Board of Alinta Limited in July 2005 and is a member of Alinta's Audit and Risk Management Committee and Remuneration and Nomination Committee.

Chief Executive Officer (Acting)

P W (Peter) Magarry

Peter was appointed as Acting Chief Executive Officer, Alinta Limited, on 11 January 2007. Peter was previously Chief Operating Officer, Alinta Asset Management and General Manager, Alinta Network Services, a role he held since joining Alinta in September 2003. Peter was General Manager TXU Networks prior to joining Alinta.

Peter holds an Australian Institute of Company Directors' Diploma, as well as an Associate Diploma in Electrical Engineering (Power) from Queensland Institute of Technology. He is also a Director of the EPIC Industry Training Board in Victoria.

Company Secretaries

Y (Yasmin) Broughton BCom, PG Dip Law, AAICD

Yasmin joined Alinta Limited in April 2004 and was appointed a Company Secretary the following month. She has played a key role in Alinta's major corporate transactions. In October 2005, Yasmin was seconded to AIH as Company Secretary and General Counsel. Yasmin has extensive corporate law experience, in particular mergers and acquisitions and was a Senior Associate at a leading Australian law firm prior to joining Alinta.

Yasmin holds a Bachelor of Commerce and a Postgraduate Diploma of Law.

P (Patrick) McCole LLB, B Com

Patrick McCole holds a Bachelor of Laws and a Bachelor of Commerce both from Murdoch University. Patrick practised as a lawyer in private practice before joining Foodland Associated Limited as the Assistant Company Secretary in August 2004. Patrick joined Alinta Limited as a Company Secretary in October 2005.

M J (Murray) King LLB

Murray King joined the Gas Corporation, Alinta's predecessor, as Company Secretary and General Counsel in March 1999. Murray has over 18 years experience in a number of publicly listed companies as general counsel and company secretary. Murray holds a Bachelor of Laws from the University of WA.

DIRECTORS' INTERESTS IN ALINTA LIMITED

The Directors who held office during the financial year have the following direct or indirect security interests in Alinta Limited as at 27 February 2006:

	No. of Shares	No. of Options
J H Akehurst (Chairman)	25,000	
F E Harris	18,456	-
T McMeckan	16,635	-
M J Wilkins	6,787	-
R B Browning*	64,289	100,000
T C Healey*	12,826	-
A J Howarth*	70,250	-
J H Poynton*	2,060	-

* As disclosed in their respective 3Z Final Director's Interest Notices

BOARD AND COMMITTEE MEETINGS

There were 33* meetings of the Board during the financial year ended 31 December 2006.

In addition, there were a number of circular resolutions pursuant to the regulations in the Company's Constitution.

Of the 33* meetings held, the attendance of Directors was as follows:

Director	Meetings Attended	Meetings Held**
J H Akehurst (Chairman)	10	12
F E Harris	32	33
T R McMeckan	32	33
M J Wilkins	31	33
R B Browning	33	33
T C Healey	28	29
A J Howarth	19	21
J H Poynton	31	33

* Meetings comprise Board meetings for Alinta 2000 Limited ACN 087 857 001 (formerly Alinta Limited) from 1 January 2006 to 24 October 2006 and Alinta Limited ACN 119 985 590 from 25 October 2006 to 31 December 2006.

** Meetings held comprise meetings when the Director held that position and was not excluded on grounds of material personal interest.

There are three Committees of the Board:

- Audit and Risk Management Committee;
- Remuneration and Nomination Committee; and

- Independent Directors Committee.

The number of meetings held for the three Committees and their respective membership during the financial year ended 31 December 2006 are as follows:

Audit and Risk Management Committee*

Director	Meetings Attended	Meetings Held**
F E Harris (Chairman)	7	7
J H Akehurst (appointed 13 October 2006)***	0	1
T C Healey (retired 11 October 2006)	6	6
M J Wilkins	7	7

* Unless indicated otherwise, all members held their position throughout the financial year.

** Meetings held comprise meetings when the Director held the position of Committee Member and was not excluded on grounds of material personal interest.

*** Mr Akehurst retired as a member on 16 January 2007 and Ms McMeckan was appointed a member on 16 January 2007.

Remuneration and Nomination Committee*

Director	Meetings Attended	Meetings Held**
J H Akehurst (Chairman) (appointed 24 July 2006)	2	2
A J Howarth (retired 24 July 2006)	1	2
T R McMeckan	4	4
J H Poynton***	4	4

* Unless indicated otherwise, all members held their position throughout the financial year.

** Meetings held comprise meetings when the Director held the position of Committee Member and was not excluded on grounds of material personal interest.

*** Mr Poynton retired as a member on 12 January 2007 and Mr Wilkins was appointed a member on 16 January 2007.

Independent Directors Committee

Director	Meetings Attended	Meetings Held*
J H Akehurst	13	13
F E Harris	12	13
T R McMeckan	13	13
M J Wilkins	13	13

* This Committee commenced on 30 November 2006. Meetings held comprise meetings when the Director held the position of Committee Member and was not excluded on grounds of material personal interest.

REMUNERATION REPORT

Principles Used to Determine the Nature and Amount of Remuneration

Alinta aims to develop and grow as a viable and dynamic company that attracts, rewards and motivates talented employees. It must therefore adopt remuneration policies that strike a balance between sustaining business profitability and managing in a competitive employment market. To this end, and within the bounds set by legislation and other industrial agreements, the Company sets remuneration policies intended to support both building a performance oriented culture and the business direction. The framework provides a mix of fixed and variable pay, and a blend of short-term and long-term incentives. As employees gain seniority within the Company, the balance of this mix moves to a higher proportion of "at risk" rewards. The Company has adopted a formal Remuneration and Reward Policy that is available on the Alinta website.

Total Employee Reward

Alinta's Remuneration Framework is based on the concept of Total Employee Reward. This encompasses the three components of Fixed Remuneration, Variable Remuneration and Recognition and Non-financial Reward.

Fixed Remuneration

Fixed remuneration, expressed as Total Cost Remuneration, or TCR, includes salary and superannuation entitlements. TCR is used as a basis for remuneration review and is benchmarked against the national general market. Fixed remuneration is generally reviewed once per year. However there is no automatic entitlement to a salary increase. Increases relate to performance as measured by the Alinta Performance Management System, market movements in salaries for similar sized jobs, internal relativities and the Company's ability to pay.

Variable Remuneration – Short Term Incentive Plan ('STIP')

Employees have the opportunity to earn an annual lump-sum incentive payment through the achievement of annual goals established with their manager at the beginning of each calendar year. Each participant has individual, team, business unit or corporate performance outcomes for some or all of the following five categories: Financial, Growth, Improvement, Customer and Employee. These are weighted to adequately reflect the participant's role and the level of influence that they can exert in each category. Payments are made following the audit of the corporate annual financial results, and the achievement of the designated performance targets and having regard to the performance review rating achieved by the individual. The maximum earnable percentage for the general workforce who are on individual employment contracts is 10% of TCR. For senior executives the maximum earnable amount as a percentage of TCR ranges from 15% for individuals in supervisory roles to 100% for the CEO.

Variable Remuneration – Long Term Incentive Plan ('LTIP')

The Alinta Limited Executive Option Plan, introduced in 2002, offers nominated executives, at the Board's discretion, options to acquire shares in the Company as part of a long-term incentive plan. Further detail is provided on this plan later in the remuneration report.

Recognition and Reward

A key element of Alinta's strategy has been pursuing profitable growth opportunities. When significant accomplishments are made in the achievement of this strategy, an employee, or team of employees, may work beyond the call of duty to meet these challenging objectives, or may substantially exceed expectations. Alinta recognises such behaviours by way of non-financial rewards and discretionary awards where appropriate.

Employee Benefits

Details of benefits offered to employees are contained in the Remuneration and Reward Policy on the Alinta website.

One benefit is the Deferred Employee Share Plan which is a salary sacrifice scheme that enables employees to purchase shares on market through pre tax salary. This scheme is aimed at building employee alignment to business goals. The plan also provides for company purchased matching shares to a maximum value of $5,000. For every $2 an employee salary sacrifices the Company will match at a rate of $1 to purchase shares up to the cap. There is a 12 month vesting period for the shares salary sacrificed and purchased by the Company up to the cap.

Remuneration Performance

Since listing on the ASX, Alinta's total dividends declared or paid have amounted to 198.125 cents per share (fully franked) and the share price has grown by 425% since listing. Alinta's Total Shareholder Return over the period since listing to 31 December 2006 is 551%.

The share price of Alinta Limited at 1 January 2006 was $11.15 and at 31 December 2006 was $11.82. In 2006, Alinta has declared fully franked dividends totalling 60.625 cents per share, being the final dividend in respect of 2005, the interim dividend for 2006, and the transaction dividend, representing the pro-rata allocation of the anticipated 2006 final dividend.

	2002*	2003*	2004	2005	2006	% Change from 2002 to 2006
Net Profit after Tax from continuing operations	$58.2m	$87.6m	$112.0m	$94.4m**	$170.3m	192%
Basic Earnings per Share from continuing operations	36.4¢	58.6¢	67.5¢	37.3¢	56.2¢	54%
Dividends (on ordinary shares)	25.0¢	33.0¢	42.0¢	44.0¢	46.0¢	84%
Share price as at 31 December	$4.20	$6.58	$8.23	$11.15	$11.82	181%

* Not adjusted for AIFRS

** Includes profit from discontinued operations of $137.8m

Alinta's strong performance and growth over the past five years has resulted in increased remuneration being paid in short-term incentives as well as the vesting of options under the Executive Option Plan as long-term incentives.

As the short-term and long-term incentives are designed to align executives' interests with those of shareholders, both have benefited from Alinta's strong performance to date.

Executive Directors and Senior Executives

Alinta maintains an executive remuneration policy which includes a rigorous annual performance review that links the Company's short-term and long-term strategic plans to business unit and individual performance targets. The remuneration strategy as outlined above is overseen by the Board's Remuneration and Nomination Committee, which consists of three independent non-executive Directors. In general the CEO, General Counsel and Executive General Manager Human Resources attend as invitees to the committee meetings.

Executive remuneration is benchmarked against comparative energy sector industry groups and, for some positions, the general market of like-size companies. In making recommendations, the CEO and the Remuneration and Nomination Committee receive annual salary survey data and advice regarding like organisations and compensation practices from independent remuneration consultants including Godfrey Remuneration Group, Mercer Human Resource Consulting and Geoff Nunn and Associates.

The Remuneration and Nomination Committee takes into account these recommendations from the CEO together with the independent advice when determining the remuneration for key Alinta executives.

Details of the nature and amount of each element of the emolument of each of the key executives for the financial year ended 31 December 2006 are:

Name	Year	Cash Salary and Fees	Short-Term Incentive	Discretionary Award****	Salary Continuance Premiums	Superannuation	Options^	Share Based Payments ^^	Total	Proportion of Remuneration Performance Related	Value of Options as Proportion of Remuneration
Bob Browning	2005	915,292	229,439	750,000	368	103,026	20,000	2,542	2,020,667	46%	1%
	2006	1,089,450	360,000	750,000	709	130,451	5,000	3,682	2,339,292	48%	0%
John Cahill*	2005	193,717	61,295	0	276	22,950	62,717	4,038	344,993	36%	18%
	2006	321,101	87,612	0	709	36,784	0	5,000	451,206	19%	0%
Jim Hennessy	2005	238,531	50,642	35,000	368	26,025	49,577	1,923	402,066	34%	12%
	2006	300,147	52,525	20,000	709	31,740	78,533	4,994	488,648	32%	16%
Chris Indermaur	2005	366,116	73,798	750,000	368	39,592	75,102	5,000	1,309,976	69%	6%
	2006	397,803	91,200	1,250,000	709	35,806	116,601	3,000	1,895,119	77%	6%
Murray King	2005	216,133	47,564	250,000	368	23,733	47,688	2,065	587,551	59%	8%
	2006	291,285	71,906	175,000	709	26,216	72,612	5,000	642,728	50%	11%
Donald MacKenzie**	2005	195,815	49,948	0	368	22,119	44,184	0	312,434	30%	14%
	2006	287,955	55,770	15,000	709	30,935	69,744	0	460,113	31%	15%
Peter Magarry	2005	301,579	78,306	0	368	34,190	77,203	1,147	492,793	32%	16%
	2006	419,608	84,845	40,000	709	43,366	110,403	3,000	701,931	34%	16%
Stephen Pearce***	2005	131,743	0	0	92	11,857	1,701	0	145,393	1%	1%
	2006	435,780	23,394	350,000	709	41,326	47,608	6,000	904,817	47%	5%
Total	**2005**	**2,558,926**	**590,992**	**1,785,000**	**2,576**	**283,492**	**378,172**	**16,715**	**5,615,873**		
	2006	**3,543,129**	**827,252**	**2,600,000**	**5,672**	**376,624**	**500,501**	**30,676**	**7,883,854**		

* John Cahill was an employee of Alinta for the financial year ending 2006, however was seconded to Alinta Infrastructure Holdings as Chief Executive Officer.
Pursuant to section 300A of the Corporations Act 2001 Mr Cahill is included as one of the Company's 5 highest paid executives.

** Proportion relevant to AlintaAGL position following AGL transaction and joint venture establishment of AlintaAGL in October 2006

*** 2006 Short term incentive reflects a pro-rata payment for 3 months of the previous year. 2005 payments relate to part of the year only as Mr Pearce was appointed on 3 October 2005

**** Discretionary Award. A key element of Alinta's strategy has been pursuit of profitable growth opportunities. Alinta management is rewarded, from time to time, when significant accomplishments are made in the achievement of this strategy. The discretionary awards provided in the table for 2005 relate to the AIH sell down transaction.The discretionary awards provided in the table for 2006 relate to the AGL transaction

^ The value of options issued has been determined in accordance with the requirements of Section 300A of the Corporations Act 2001 and ASIC Media Release 03-202.

^^The executives are entitled to participate in the Deferred Employee Share Plan (DESP). Under the DESP the Company makes a co-contribution of $0.50 for every $1.00 a participant salary sacrifices into the plan of up to a maximum of $5,000 per annum. The DESP commenced in July 2005. Details of the DESP are contained on the Alinta website.

Details of the short term incentives for the Chief Executive Officer and for each of the key executives paid during the financial year ended 31 December 2006 are:

	Short Term Incentive included in Remuneration	% of incentive Vested to the executives in the Year	% of incentive Forfeited in the Year
Robert Browning	$360,000	87	13
John Cahill	$87,612	77	23
Jim Hennessy	$52,525	73	27
Chris Indermaur	$91,200	76	24
Murray King	$71,906	84	16
Donald MacKenzie	$55,770	88	12
Peter Magarry	$84,845	92	8
Stephen Pearce*	$23,394	85	15

* Pro-rata payment for 3 months of previous year

Service Agreements

Remuneration and other terms of employment for the specified executives above are formalised in service agreements. The major provisions of the agreements relating to the executives for the year ended 31 December 2006 are set out below.

Name & Title	TCR*	STIP*	Term of Employment	Termination Notice by Employer	Termination Notice by Employee
Robert Browning– Chief Executive Officer	$1,250,000	Up to 100% of TCR if Performance hurdles are achieved	Mr Browning resigned on 11 January 2007 giving 6 months notice	12 months with termination payment for the remaining term or payment in lieu of notice	3 months
John Cahill – Chief Executive Officer Alinta Infrastructure Holdings	$350,000	Up to 45% of TCR if performance hurdles are achieved	Ongoing employment agreement. Seconded to AIH for an initial period of two years	9 months or payment in lieu of notice	3 months
Jim Hennessy – Executive General Manager Alinta Energy	$350,000	Up to 60% of TCR if Performance hurdles are achieved	Ongoing employment agreement	9 months or payment in lieu of notice	1 month
Chris Indermaur – Executive General Manager Strategy & Development	$445,210	Up to 60% of TCR if Performance hurdles are achieved	Ongoing employment agreement	9 months or payment in lieu of notice	1 month
Murray King – General Counsel and Company Secretary	$350,000	Up to 60% of TCR if Performance hurdles are achieved	Ongoing employment agreement	9 months or payment in lieu of notice	1 month

Name & Title	TCR*	STIP*	Term of Employment	Termination Notice by Employer	Termination Notice by Employee
Donald MacKenzie – Executive General Manager AlintaAgl	$350,000	Up to 60 % of TCR if Performance hurdles are achieved	Ongoing employment agreement	9 months or payment in lieu of notice	1 month
Peter Magarry – Chief Operating Officer	$500,000	Up to 60 % of TCR if Performance hurdles are achieved	Ongoing employment agreement	9 months or payment in lieu of notice	1 month
Stephen Pearce - Chief Financial Officer	$500,000	Up to 60% of TCR if Performance hurdles are achieved	Ongoing employment agreement	9 months or payment in lieu of notice	1 month

* Both the TCR and STIP are reviewed and approved annually in relation to performance as measured by the Alinta Performance Management System, market movements in salaries for similar sized jobs, internal relativities, the Company's ability to pay and performance as assessed against performance hurdles.

OPTIONS

Alinta Executive Option Plan

Rollover of Options – October 2006

As part of the merger between Alinta and AGL via scheme of arrangement which was finalised in October 2006, a new Alinta company was created and listed on the ASX.

As a result, options issued to staff under the Alinta Executive Option Plan (**AEOP**) were rolled over into options in the new Alinta head entity listed on the ASX, so that when the options are exercised participants in the AEOP will receive shares in the newly listed company.

To facilitate this, a new AEOP was adopted and all options under the old plan were cancelled and replaced on the same terms and for the same value as the existing options under the old plan.

The following details the features of the Executive Option Plan under the LTIP.

Reward Vehicle

Options were chosen as they provide competitive rewards align with targeted shareholder expectations and returns, as well as an incentive that aligns rewards with Alinta's strategy to achieve sustained growth in shareholder value.

Eligibility and level of Participation

Alinta remuneration practices include participation (only upon Board approval) in the LTIP and are aligned with the tier structure (the tier structure is set out in the Remuneration and Reward Policy available on the Alinta website). The number of options granted is determined by reference to an annual LTI value, which is expressed as a percentage of Total Cost Remuneration (TCR). The Board Remuneration and Nomination Committee reviews and approves the participants for the LTIP on an annual basis. An individual's performance and contribution to the business is taken into consideration when determining participation. Approximately 100 executives participate in the LTIP.

The annual LTI grant values are as follows:

- Tier 12 – 75% of TCR;
- Tier 10 & 11 – 50% of TCR; and
- Tier 9 – 25% of TCR.

In addition, where approved by the Chief Executive Officer, based on both performance in the role and contribution to the business performance, individuals in Tiers 7 and 8 are eligible for consideration to participate at the following LTI grant values:

- Tier 8 – 15% of TCR; and
- Tier 7 – 10% of TCR.

LTI Percentage for 2006

For the 2006 option grants only, the LTI percentage was 100.6% of the usual LTI percentage. This gross up was implemented to keep employees whole, due to the delay in granting of the options due to the AGL Takeover announcement on 13 March 2006.

Number of options to be granted

The number of options to be granted is calculated by dividing the executive's annual LTI value by the Black-Scholes value of an option, and grossing up by 125% to allow for vesting as per the scale below.

Vesting Period

All options expire on the earlier of their expiry date being ten years from date of grant, or a period of up to 6 months following the termination of the employee's contract.

Options issued in 2005 and 2006 are exercisable from three years from the grant date if the performance measures are achieved. Options issued prior to 2005 are exercisable in the following tranches if the performance measures are achieved:

- 25% of grant on 1st anniversary of the grant date;
- 25% of grant on 2nd anniversary of the grant date; and
- 50% of grant on 3rd anniversary of the grant date.

Frequency of Grants

The Board considers option grants annually. Special circumstance may require from time to time the granting of options to an individual outside of the annual option grant process for example to assist in the recruitment of a senior executive to the organisation. All grants of options must be approved by the Board.

Performance Period

At the end of three years for each annual LTI grant the options can be exercised by the participant only if the performance measures are achieved at the annual test date. The Executive Option Plan does not permit retesting of the performance hurdles if the performance test is not met.

Performance Measures

Options will become exercisable only if the Relative Total Shareholder Return (RTSR) performance of Alinta Limited's shareholders is ranked in the following vesting scales when compared to the RTSR for the selected comparator group.

The vesting scale is as follows:

Alinta Performance (Relative TSR Percentile Ranking)	% of Options That Become Exercisable
Up to the 50th percentile	0%
At the 50th percentile	40%
At the 55th percentile	46.67%
At the 60th percentile	53.33%
At the 65th percentile	60%
At the 70th percentile	66.67%
At the 80th percentile	80%
At the 90th percentile	100%

If the above performance hurdles are not achieved then the options lapse.

Comparator Group

The comparator group of companies are the companies within the S&P/ASX 100 excluding listed property trusts and entities similar to listed property trusts. Details of the comparator group for the 2006 grant can be found on the Alinta website.

Issues of Options

There was one issue of options made during the year. 2,401,846 options were issued to 89 executives on 19 June 2006 at an issue price of nil and an exercise price of $10.4664. The performance period for these options is 1 January 2006 to 31 December 2008 with the options being exercisable, if the performance hurdles are achieved, from 1 April 2009 and expiring on 18 June 2016.

Each of these options entitles the holder to purchase one ordinary share in Alinta Limited at the exercise price of $10.4664, which was the weighted average price (WAP) of all Alinta Limited shares traded on the ASX during the five business days up to and including the date of grant.

No options have been granted to the Directors of Alinta Limited during the financial year ended 31 December 2006.

Details of the granted options over unissued ordinary shares to the Chief Executive Officer and for each of the key executives of Alinta as part of their remuneration are as follows:

	Options Granted		% Vested	% Forfeited	Date Grant	Value Yet to Vest	
	Number	Date	in Year	in Year *	Vests	Minimum **	Maximum ***
Robert Browning	100,000	8-May-03	100	Nil	8-May-06	Nil	$730,230
John Cahill	150,492	4-May-05	0	Nil	1-Nov-08	Nil	$397,690
	23,750	26-Mar-04	100	Nil	26-Mar-06	Nil	$136,721
	47,500	26-Mar-04	0	Nil	26-Mar-07	Nil	$273,443
	47,500	4-Mar-03	100	Nil	4-Mar-06	Nil	$377,886
Jim Hennessy	87,168	19-Jun-06	0	Nil	19-Jun-09	Nil	$117,991
	142,544	4-May-05	0	Nil	1-Apr-08	Nil	$376,687
	32,500	26-Mar-04	0	Nil	26-Mar-07	Nil	$187,093
Chris Indermaur	120,606	19-Jun-06	0	Nil	19-Jun-09	Nil	$163,252
	219,298	4-May-05	0	Nil	1-Apr-08	Nil	$579,517
	47,500	26-Mar-04	0	Nil	26-Mar-07	Nil	$273,443
Murray King	81,452	19-Jun-06	0	Nil	19-Jun-09	Nil	$110,253
	120,614	4-May-05	0	Nil	1-Apr-08	Nil	$318,735
	34,000	26-Mar-04	0	Nil	26-Mar-07	Nil	$195,728
Donald MacKenzie	79,555	19-Jun-06	0	Nil	19-Jun-09	Nil	$107,686
	112,792	4-May-05	0	Nil	1-Apr-08	Nil	$298,064
	34,000	26-Mar-04	0	Nil	26-Mar-07	Nil	$195,728
Peter Magarry	118,532	19-Jun-06	0	Nil	19-Jun-09	Nil	$160,445
	180,641	4-May-05	0	Nil	1-Apr-08	Nil	$477,362
	50,000	26-Mar-04	0	Nil	26-Mar-07	Nil	$287,835
	25,000	26-Mar-04	100	Nil	26-Mar-06	Nil	$143,918
	50,000	17-Sep-03	100	Nil	17-Sep-06	Nil	$302,955
	25,000	17-Sep-03	0	Nil	17-Sep-05	Nil	$151,478
Stephen Pearce	128,608	19-Jun-06	0	Nil	19-Jun-09	Nil	$174,084
	63,777	1-Dec-05	0	Nil	1-Feb-09	Nil	$45,065

* the % of options forfeited during the year due to the performance criteria not being achieved.

** if the performance criteria are not achieved then the options will lapse with no value.

*** The maximum value of options yet to vest is not determinable as it depends on the market price of shares of Alinta at the date the option is exercised. The maximum values presented above are based on the Alinta share price of $11.82 (less the exercise price), being the WAP on last trading day for the period ended 31 December 2006.

Movements in Options

	Granted in Year $*	Exercised in Year $**	Forfeited in Year $***	Total Option Value in Year $
Robert Browning	Nil	$1,015,264	Nil	$1,015,264
John Cahill	Nil	Nil	Nil	Nil
Jim Hennessy	$95,013	$702,394	Nil	$797,407
Chris Indermaur	$131,461	$446,428	Nil	$577,889
Murray King	$88,783	$319,549	Nil	$408,332
Donald MacKenzie	$86,715	$298,616	Nil	$385,331
Peter Magarry	$129,200	Nil	Nil	$129,200
Stephen Pearce	$140,183	Nil	Nil	$140,183

* Fair value of options granted using binomial model, being $1.09 for the grant on 19 June 2006.
** Market price less exercise price on date of exercise.
*** Fair value of the lapsed option.

The fair value of options issued during the year to the executives detailed in the table above is estimated at $1.09 per option expiring on 1 April 2009. This value has been independently calculated, based on the Binomial Model, after considering factors such as the term of the option, the exercise price, the share price on the date of grant, the risk free interest rate, the expected volatility of the share price and the tenure risk inherent in the options.

Unissued Shares Under Option

At the date of this report, unissued ordinary shares of Alinta under option are:

Expiry Date	Exercise Price	No. of Shares
5-Mar-12	$3.6449	121,500
4-Mar-13	$3.8645	260,000
8-May-13	$4.5177	100,000
17-Sep-13	$5.7609	75,000
26-Mar-14	$6.0633	911,750
4-May-15	$9.1774	2,828,960
1-Dec-15	$11.1134	63,776
19-Jun-16	$10.4664	2,233,329
	Total	**6,594,315**

Shares Issued on Exercise of Options

During or since the end of the financial year, Alinta issued ordinary shares as a result of the exercise of options as follows:

No. of Shares	Amount Paid on Each Share
64,785	$3.6449
419,000	$3.8645
160,000	$4.5177
404,750	$6.0633
514,455*	$9.1774
168,515*	$10.4664

* These exercises were due to redundancies, otherwise the options cannot be exercised until 1 April 2008 and 19 June 2009. In the event of a redundancy all options, including unvested options, immediately vest and the redundant employee has 6 months from the date of termination to exercise these options.

There were no amounts unpaid on the shares issued.

Non-Executive Directors

The Remuneration and Nomination Committee reviews on an annual basis the level of fees for each Non-Executive Director (**NED**). The Committee seeks external professional advice to ensure that NED fees are at an appropriate level to attract and retain high calibre NEDs. The NEDs are remunerated by fees determined by the Board, taking into consideration the recommendation from the Remuneration and Nomination Committee, within the aggregate Directors' fees pool limit of $1,500,000 pursuant to the Constitution. NED remuneration is comprised of two main elements:

1. Main Board fees; and
2. Committee fees.

The rates for Directors' remuneration are as follows:

- Chairman of the Board – $343,750 per annum (but no additional Committee fees);
- Non-Executive Directors – $135,000 per annum;
- Chairman of the Audit and Risk Management Committee – $30,000 per annum;
- Chairman of the Remuneration and Nomination Committee – $20,000 per annum;
- Members of the Audit and Risk Management Committee – $15,000 per annum; and
- Members of the Remuneration and Nomination Committee – $10,000 per annum.

The statutory superannuation contribution forms a part of the preceding fee levels where directors are remunerated personally. Where director remuneration is paid to a company, superannuation is not deducted. Retirement benefits, other than those funded via mandatory superannuation contributions, are not provided to NEDs by Alinta.

Differences in workloads of NEDs will arise mainly due to their involvement in Board Committees in addition to their main Board responsibilities. Thus, differences in workloads and responsibilities are recognised via Committee fees in addition to main Board fees.

The Chair of the Board is paid main Board fees at a higher rate than other NEDs to reflect the additional workload and responsibilities. The fee for the Chair of the Board is approximately 2.5 times the other NEDs base fee but the Chairman does not receive any additional Committee fees.

Consistent with the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations, the remuneration of NEDs is composed of fixed sums and does not include incentive remuneration. The NEDs are also able to participate in the Alinta Deferred Employee Share Plan to a maximum benefit amount of $5,000 per annum.

NED remuneration (Board fees, Committee fees, superannuation contributions and share acquisitions) are set by reference to the median of market practice for comparable companies (fundamentally market capitalisation size and industry sector) listed on the ASX.

NED remuneration without committee involvement is pitched below the median of market practice and those with heavy committee workload / responsibilities would fall between the 50th and 75th percentiles of market practice. Others would fall between these two levels of NED remuneration.

The Remuneration and Nomination Committee may from time to time recommend to the Board the awarding of Exertion Allowances to members of the Board for undertaking exceptional additional workloads in relation to the growth strategy of Alinta Limited. Where an allowance is approved, the amount will be linked to a notional charge rate, such as an hourly rate, and appropriately reward and recognise effort.

In setting NED fees, account is taken of the responsibilities inherent in the stewardship of the Company and the demands made of Directors in the discharge of their responsibilities. Income received, or due and receivable, from the consolidated entity by Non-executive Directors of Alinta Limited for the financial year ended 31 December 2006 was:

Director	Name	Year	Cash Salary and Fees	Exertion Allowance **	Short-Term Incentive	Discretionary Award****	Salary Continuance Premiums	Superannuation	Options***	Share Based Payments^	Total	Remuneration Performance Related	of Options as
Non Executive	John Akehurst*	2005	0	0	0	0	0	0	0	0	0	0%	0%
		2006	47,582	0	0	0	0	4,282	0	0	51,864	0%	0%
	Fiona Harris	2005	99,295	20,000	0	0	0	8,936	0	4,231	132,462	0%	0%
		2006	132,002	40,400	0	0	0	11,880	0	5,000	189,282	0%	0%
	Tina McMeckan	2005	89,824	20,000	0	0	0	8,084	0	4,231	122,139	0%	0%
		2006	113,654	47,800	0	0	0	10,229	0	5,000	176,683	0%	0%
	Michael Wilkins	2005	41,867	0	0	0	0	3,768	0	0	45,635	0%	0%
		2006	118,241	0	0	0	0	10,642	0	6,000	134,883	0%	0%
	Tim Healey*	2005	89,824	0	0	0	0	8,084	0	4,231	102,139	0%	0%
		2006	114,679	0	0	0	0	10,321	0	2,500	127,500	0%	0%
	Tony Howarth*	2005	172,945	0	0	0	0	15,565	0	4,038	192,548	0%	0%
		2006	102,014	0	0	0	0	9,181	0	0	111,195	0%	0%
	John Poynton	2005	103,582	0	0	0	0	0	0	0	103,582	0%	0%
		2006	217,876	0	0	0	0	0	0	0	217,876	0%	0%
	Total	**2005**	**597,337**	**40,000**	**0**	**0**	**0**	**44,437**	**0**	**16,731**	**698,505**		
		2006	**798,466**	**88,200**	**0**	**0**	**0**	**52,253**	**0**	**18,500**	**957,419**		
Executive	Bob Browning	2005	915,292	0	229,439	750,000	368	103,026	20,000	2,542	2,020,667	49%	1%
		2006	1,089,450	0	360,000	750,000	709	130,450	5,000	3,682	2,339,291	48%	0%

* 2006 amounts relate to part of the year only as Mr Howarth retired on 24 July 2006, Mr Akehurst was appointed on 24 July 2006 and Mr Healey retired on 11 October 2006.

** In 2005, Ms Harris and Ms McMeckan received an exertion allowance for additional services requested of them in connection with the due diligence committee for the Alinta Infrastructure Holdings transaction. In 2006, Ms Harris and Ms McMeckan received an exertion allowance for additional services requested of them in connection with the AGL transaction.

*** The value of options issued has been determined in accordance with the requirements of Section 300A of the Corporations Act 2001 and ASIC Media Release 03-202.

**** Discretionary Award. A key element of Alinta's strategy has been pursuit of profitable growth opportunities. Alinta management is rewarded, from time to time, when significant accomplishments are made in the achievement of this strategy. The discretionary awards provided in the table for 2006 relate to the AGL asset transaction The discretionary awards provided in the tables for 2005 relate to the AIH sell down transaction.

^The Directors are entitled to participate in the Deferred Employee Share Plan (DESP). Under the DESP the Company makes a co-contribution of $0.50 for every $1.00 a participant salary sacrifices into the plan of up to a maximum of $5,000 per annum. The DESP commenced in July 2005. Details of the DESP are contained on the Alinta website.

Remuneration and other terms of employment for the specified Directors above are formalised in letters of appointment. The major provisions relating to the appointments as at 31 December 2006 are set out below:

Name & Title	TCR	Term of Employment	Termination Notice by Director	Termination Entitlements
John Akehurst Director	$160,000	3 years (subject to retirement/rotational provisions)	By notice in writing to the Chairman	There are no entitlements to termination payments
Fiona Harris Director	$165,000	3 years (subject to retirement/rotational provisions)	By notice in writing to the Chairman	There are no entitlements to termination payments
Tina McMeckan Director	$145,000	3 years (subject to retirement/rotational provisions)	By notice in writing to the Chairman	There are no entitlements to termination payments
Michael Wilkins Director	$150,000	3 years (subject to retirement/rotational provisions)	By notice in writing to the Chairman	There are no entitlements to termination payments
John Poynton* Chairman	$343,750	3 years (subject to retirement/rotational provisions)	By notice in writing to the Board	There are no entitlements to termination payments

* Note – Mr Poynton's fees were paid direct to Azure Capital Pty Ltd.

INDEMNIFICATION OF OFFICERS AND AUDITORS AND INSURANCE PREMIUMS

The Company, through Deeds of Indemnity, Insurance and Access, has indemnified all Directors and certain executives of the Company against all liabilities and claims of a civil nature by reason of his or her Directorship or office of the Company. The indemnity does not extend to any claim by Alinta, nor any liability arising out of conduct of the Director or officer involving a lack of good faith or breach of duty.

In addition, Rule 11 of the Company's Constitution provides an indemnity to each officer of the Company against any liability arising out of the business of the Company unless the liability was incurred by the officer through his or her lack of good faith.

Alinta maintains a Directors and Officers insurance policy, which covers Directors, employees and former employees. As the coverage for Directors and Officers insurance forms part of the general third party liability policy, it is not possible to determine the premium applicable to the Directors and Officers insurance policy during the financial year ended 31 December 2006.

NON-AUDIT SERVICES

The directors are satisfied that the provision of non-audit services, during the year, by the auditor (or by another person or firm on the auditor's behalf) is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

Details of amounts paid or payable to the auditor for non-audit services provided during the year by the auditor are outlined in Note 39 of the financial statements.

AUDITORS'S INDEPENDENCE DECLARATION

The auditor's independence declaration is included on page 24.

ENVIRONMENTAL REGULATION PERFORMANCE

The operations of the Company are subject to significant environmental regulation under both Commonwealth and State legislation in relation to its gas transmission and power generation activities. The Directors are not aware of any significant breaches during the period covered by this Report.

The Company aims to control the impact of its activities on the environment and to the greatest extent possible, ensure that its operations, and those of its subsidiaries, are conducted in accordance with existing legislative requirements.

The Company has not incurred any liability (including any rectification costs) under any environmental legislation.

ROUNDING OF AMOUNTS

The parent entity is a company of a kind specified in Australian Securities and Investments Commission ("ASIC") Class Order 98/0100.

In accordance with that class order, amounts in the consolidated financial statements have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of the Directors.

J H Akehurst
Chairman
27 February 2007

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Alinta Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 31 December 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

D P McComish
Partner

Perth
27 February 2007

Alinta Limited ABN 11 119 985 590
Annual financial report - 31 December 2006

Contents

Alinta Limited ABN 11 119 985 590
Annual financial report - 31 December 2006

Contents

Income statements

For the period ended 31 December

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent 2006 $'000	Parent 2005 $'000
Revenue	9	**1,482,827**	1,053,879	**74,976**	-
Other income	10	**24,394**	4,305	-	-
Gas commodity and transmission purchases		**(492,571)**	(385,726)	-	-
Employee benefits expense		**(132,389)**	(82,282)	**(418)**	-
Depreciation and amortisation expense		**(59,659)**	(27,984)	-	-
Materials and services		**(510,621)**	(362,044)	-	-
Interest expense on reset preference shares		**(1,956)**	(7,697)	-	-
Finance costs	11	**(160,898)**	(45,110)	-	-
Shares of profits of equity accounted investees		**18,874**	3,939	-	-
Profit before income tax		**168,001**	151,280	**74,558**	-
Income tax benefit/(expense)	12	**2,249**	(56,856)	**(22,493)**	-
Profit from continuing operations		**170,250**	94,424	**52,065**	-
Profit after income tax of discontinued operations	6	-	3,580	-	-
Gain on sale of discontinued operations, net of tax	6	-	134,205	-	-
Profit of discontinued operation and gain on sale of discontinued operation, net of tax	6	-	137,785	-	-
Profit for the period		**170,250**	232,209	**52,065**	-
Loss/(profit) attributable to minority interest		**2,439**	(14)	-	-
Profit attributable to members of Alinta Limited		**172,689**	232,195	**52,065**	-

	Notes	Cents	Cents
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company:			
Basic earnings per share	49	**56.2**	37.3
Diluted earnings per share	49	**56.0**	37.0

	Notes	Cents	Cents
Earnings per share for profit attributable to the ordinary equity holders of the company:			
Basic earnings per share	49	**56.2**	91.8
Diluted earnings per share	49	**56.0**	91.1

The above income statements should be read in conjunction with the accompanying notes.

Balance sheets

As at 31 December

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000 * Restated	Parent 2006 $'000	Parent 2005 $'000
ASSETS					
Current assets					
Cash and cash equivalents	13	**400,200**	626,246	**-**	-
Trade and other receivables	14	**611,689**	568,097	**472**	-
Inventories	15	**9,951**	5,716	**-**	-
Available-for-sale financial assets	16	**633,054**	-	**-**	-
Other current assets	17	**4,576**	3,887	**-**	-
Total current assets		**1,659,470**	1,203,946	**472**	-
Non-current assets					
Receivables	18	**230,156**	124,460	**5,179,511**	-
Inventories	19	**12,672**	-	**-**	-
Investments in equity accounted investees	43	**636,563**	210,775	**-**	-
Other financial assets	20	**806**	52,175	**-**	-
Property, plant and equipment	21	**6,069,730**	832,965	**-**	-
Intangible assets	22	**2,368,547**	120,531	**-**	-
Retirement benefit surplus	32	**22,805**	-	**-**	-
Total non-current assets		**9,341,279**	1,340,906	**5,179,511**	-
Total assets		**11,000,749**	2,544,852	**5,179,983**	-
LIABILITIES					
Current liabilities					
Trade and other payables	23	**458,349**	149,374	**-**	-
Interest bearing liabilities	24	**1,161,465**	77,301	**-**	-
Income tax payable	25	**24,859**	90,274	**10,883**	-
Deferred income		**818**	-	**-**	-
Provisions	26	**154,714**	88,205	**-**	-
Other financial liabilities	27	**43,299**	65,699	**-**	-
Total current liabilities		**1,843,504**	470,853	**10,883**	-
Non-current liabilities					
Payables	28	**-**	-	**4,784**	-
Interest bearing liabilities	29	**5,100,020**	815,440	**-**	-
Deferred tax liabilities	30	**177,137**	95,443	**-**	-
Provisions	31	**86,580**	2,809	**-**	-
Retirement benefit obligations	32	**3,255**	8,660	**-**	-
Deferred income		**2,630**	1,644	**-**	-
Total non-current liabilities		**5,369,622**	923,996	**4,784**	-
Total liabilities		**7,213,126**	1,394,849	**15,667**	-
Net assets		**3,787,623**	1,150,003	**5,164,316**	-
EQUITY					
Issued capital	33	**3,273,248**	908,343	**5,111,833**	-
Reserves	33	**6,681**	(2,411)	**-**	-
Retained profits	33	**256,225**	243,808	**52,483**	-
Total equity attributable to equity holders of the Company		**3,536,154**	1,149,740	**5,164,316**	-
Minority interests	34	**251,469**	263	**-**	-
Total equity		**3,787,623**	1,150,003	**5,164,316**	-

The above balance sheets should be read in conjunction with the accompanying notes.

* Refer notes 2(a) and 8.

Statements of recognised income and expense

For the period ended 31 December

		Consolidated		Parent	
	Notes	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Amounts recognised directly in equity			* Restated		
Cash flow hedges - effective portion	33	**8,970**	45	-	-
Cash flow hedges - transferred to income statement	33	**1,955**	(2,438)	-	-
Cash flow hedges - transferred to property, plant and equipment	33	**417**	(201)	-	-
Actuarial gains/(losses) on retirement benefit obligations	33	**3,566**	(2,715)	-	-
Net movement in reserves of associates	33	**18,308**	(640)	-	-
Foreign currency translation reserve	33	**(91)**	(2,490)	-	-
Change in fair value of available-for-sale financial assets	33	**(20,467)**	-	-	-
Net gain/(loss) recognised directly in equity		12,658	(8,439)	-	-
Profit for the period (before minority interests)		**170,250**	232,209	**52,065**	-
Total recognised income and expense for the period		**182,908**	223,770	**52,065**	-
Total recognised income and expense for the period that is attributable to:					
Members of Alinta Limited		**185,347**	223,756	**52,065**	-
Minority interest		**(2,439)**	14	-	-
		182,908	223,770	**52,065**	-
Impact of change in accounting policy on retained earnings at 1 January	2(a)	**2,715**	-	-	-
Impact of errors on retained earnings at 1 January	8	**(11,249)**	-	-	-

The above amounts are presented net of tax, where applicable.

The above statements of recognised income and expense should be read in conjuction with the accompanying notes.

* Refer notes 2(a) and 8.

Cash flow statements

For the period ended 31 December

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent 2006 $'000	Parent 2005 $'000
Cash flows from operating activities					
Receipts from customers		**1,705,848**	1,144,983	-	-
Payments to suppliers and employees		**(1,277,780)**	(859,053)	-	-
		428,068	285,930	-	-
Dividends received		**104,630**	7,926	-	-
Interest received		**49,786**	56,196	-	-
Interest paid		**(144,271)**	(136,840)	-	-
Income taxes paid		**(132,389)**	(101,043)	-	-
Net cash inflow from operating activities	47	**305,824**	112,169	-	-
Cash flows from investing activities					
Acquisition of subsidiaries, net of cash acquired	7	**(632,483)**	-	-	-
Proceeds from disposal of interest in controlled entities (net of cash disposed and transaction costs) (2005 - disposal of controlled entity)		**-**	336,769	-	-
Second call on partly paid shares		**(69,440)**	-	-	-
Purchase of investment in listed corporation		**-**	(46,294)	-	-
Proceeds from sale of investments		**71,014**	-	-	-
Payments for equity accounted investments		**(39,316)**	(22,027)	-	-
Purchase of available-for-sale financial assets		**(288,080)**	-	-	-
Return of capital		**14,005**	-	-	-
Payments for property, plant and equipment		**(386,105)**	(166,453)	-	-
Payments for intangibles		**(25,258)**	(12,131)	-	-
Proceeds from sale of property, plant and equipment		**5,615**	2,256	-	-
Loans made to related parties		**(3,400)**	-	-	-
Repayment of loan to related parties		**(21,934)**	-	-	-
Proceeds from part sale of subsidiary		**120,008**	-	-	-
Net cash inflow/(outflow) from investing activities		**(1,255,374)**	92,120	-	-
Cash flows from financing activities					
Proceeds from exercise of options		**10,080**	6,274	-	-
Proceeds from borrowings		**2,145,337**	728,673	-	-
Repayment of borrowings		**(1,604,596)**	(619,200)	-	-
Proceeds from promissory note		**312,272**	-	-	-
Payment of deferred borrowing costs		**-**	(1,136)	-	-
Dividends paid	35	**(135,566)**	(89,971)	-	-
Dividends paid to minority interests in controlled entities		**(4,023)**	(3,887)	-	-
Net cash inflow from financing activities		**723,504**	20,753	-	-
Net increase in cash and cash equivalents		**(226,046)**	225,042	-	-
Cash and cash equivalents at the beginning of the period		**626,246**	401,030	-	-
Effects of exchange rate changes on cash and cash equivalents		**-**	174	-	-
Cash and cash equivalents at end of period	13	**400,200**	626,246	-	-

The above cash flow statements should be read in conjunction with the accompanying notes.

Contents of the notes to the financial statements

1 Basis of preparation

Alinta Limited ("the Company" or "the parent entity") is a company domiciled in Australia. The financial report includes separate financial statements for the Company as an individual entity and the consolidated entity consisting of Alinta 2000 Limited, as the accounting parent, and its deemed subsidiaries (together referred to as the "Group" or the "consolidated entity").

The consolidated annual financial report was authorised for issuance on 27 February 2007.

As Alinta Limited (formerly Alinta Mergeco Limited), the new parent entity, was incorporated on 1 June 2006, no comparatives for the parent entity are reported. The results of the parent entity are from 1 June 2006 to 31 December 2006.

(a) Statement of compliance

This general purpose financial report for the annual reporting period ended 31 December 2006 has been prepared in accordance with Applicable Accounting Standards adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The consolidated financial statements and notes of Alinta Limited also comply with IFRSs and interpretations adopted by the International Accounting Standards Board. The parent entity financial statements and notes do not comply with IFRSs as the Company has elected to apply the relief provided to parent entities by AASB 132 *Financial Instruments: Presentation and Disclosure* in respect of certain disclosure requirements.

(b) Basis of measurement

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation to fair value of:
- available-for-sale financial assets;
- certain financial assets and financial liabilities carried at fair value through the income statement;
- derivative financial instruments; and
- defined benefit superannuation funds.

(c) Functional and presentation currency

The financial report is presented in Australian dollars, which is the Company's functional currency and the functional currency of the majority of members of the Group.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with the Class Order, amounts in the financial report and Directors' Report have been rounded to the nearest thousand dollars, unless otherwise stated.

(d) Use of estimates and judgements

The preparation of a financial report in conformity with Australian Accounting Standards requires the directors to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. These accounting policies have been consistently applied by each entity in the consolidated entity.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

2 Summary of significant accounting policies

(a) Change in accounting policy

The Company has chosen to change its accounting policy with regards to the recognition of actuarial gains and losses for defined benefit superannuation plans.

Actuarial gains and losses represent the difference between actual experience and expectations based upon a set of actuarial assumptions. For example underlying assumptions have changed or investment returns and salary increases were different to expectations. In previous years, the consolidated entity recognised actuarial gains and losses directly in the income statement. AASB 119 "Employee Benefits" permits the recognition of actuarial gains and losses directly in equity. Actuarial gains and losses are subject to significant volatility, therefore the directors believe it is more appropriate to recognise this movement directly in retained profits as opposed to through the income statement. This change in accounting policy was recognised retrospectively in accordance with the transitional provisions of AASB 119 and the consolidated entity comparatives have been restated. There is no impact on the parent entity results.

Refer to note 8 for the effect of the change in the policy on the consolidated income statement as at 31 December 2005.

In accordance with the new accounting policy, during the year ended 31 December 2006, actuarial gains (after tax) of $3.6m have been recognised directly in retained profits as opposed to through the income statement. The impact of this new policy was to reduce both current year basic and diluted earnings per share by 1.2 cents. The Group has also changed its accounting policy with regards to AASB 132 and AASB 139 on 1 January 2005 (refer to note 33).

(b) Principles of consolidation

(i) Reverse acquisition accounting
Under AIFRS the formation of the Alinta Limited Group has been accounted for as a business combination.

In applying the requirements of AASB 3 *Business Combinations* to the Group:
- Alinta Limited is the legal parent entity of the Group and presents consolidated financial information; and
- Alinta 2000 Limited, which is neither the legal parent nor legal acquirer, is deemed to be the accounting parent of the Group.

This reflects the requirements of AASB 3 that in situations where a number of existing entities are combined with a new entity, an existing entity shall be deemed to be the acquirer, subject to consideration of factors such as relative fair values of the entities involved in the transaction. This is commonly referred to as a reverse acquisition.

The impact on equity of treating the formation of the Group as a reverse acquisition is discussed in note 33.

The consolidated financial information incorporates the assets and liabilities of all entities deemed to be acquired by Alinta 2000 Limited, including Alinta Limited, and the results of these entities for the period from which those entities are accounted for as being acquired by Alinta 2000 Limited. The assets and liabilities of the entities acquired by Alinta 2000 Limited were recorded at fair value while the assets and liabilities of Alinta 2000 Limited were recorded at their book value. The impact of all transactions between entities in the Group is eliminated in full.

(ii) Subsidiaries

Subsidiaries are entities controlled by the Company and are all those entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group. Subsidiaries are de-consolidated from the date that control ceases.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

(iii) Associates
Associates are all entities over which the Group has significant influence but not control. Investments in associates are accounted for in the parent entity financial statements using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost (refer to note 43).

2 Summary of significant accounting policies (continued)

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the investing entity's income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Gains and losses are recognised as the contributed assets are consumed or sold by the associates or, if not consumed or sold by the associate, when the consolidated entity's interest in such entities is disposed of.

Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iv) Joint ventures
Jointly controlled entities
Joint ventures are those entities whose activities are jointly controlled by the consolidated entity or established by contractual agreements. Details of jointly controlled entities are included in note 43.

Jointly controlled operations and assets
Interests in jointly controlled operations are reported in the financial statements by including the consolidated entity's share of assets employed in the joint ventures, the share of liabilities incurred in relation to joint ventures and the share of any income and expenses incurred in relation to joint ventures in their respective classification categories. Details of the joint ventures are set out in note 44.

Unrealised gains on transactions between the Group and its joint venture partners are eliminated to the extent of the Group's interest in the joint venture. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Gains and losses are recognised as the contributed assets are consumed or sold by the jointly controlled entities or, if not consumed or sold by the jointly controlled entities, when the consolidated entity's interest in such entities is disposed of.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments. The consolidated entity only operates in Australasia.

(d) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is Alinta Limited's functional and presentation currency.

(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

(iii) Group companies
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on translation are recognised directly in the foreign currency translation reserve.

2 Summary of significant accounting policies (continued)

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. Revenue is recognised for the major business activities as follows:

(i) Sales and services revenue
Sales revenue represents revenue earned from the sale of gas, electricity and related services.

Services revenue includes revenue earned from the distribution and transmission of gas.

Sales and services revenue is recognised on delivery which coincides with the transfer of risks and rewards. Customers are billed for sales on a periodic and regular basis. However, as at each balance date, sales and receivables include an estimation of sales delivered to customers but not yet billed ("unread sales"). This estimation is based on previous consumption patterns and meter reading dates.

Services revenue also includes the following:

Rendering of services
Revenue from rendering of services is recognised in proportion to the stage of completion of the contract when the stage of contract completion can be reliably measured. The stage of completion is assessed by reference to work performed.

Where the outcome of a contract cannot be reliably estimated, contract costs are expensed as incurred. Revenue is only recognised to the extent of costs incurred where it is probable that the costs will be recovered. An expected loss is recognised immediately as an expense.

The Group can receive revenue in advance of providing the services. This revenue is treated as unearned and is not recognised in the income statement but deferred to the balance sheet.

Construction contracts
Contract revenue and expenses are recognised on an individual contract basis using the percentage of completion method when the stage of completion can be reliably determined, costs to date can be clearly identified, and total contract revenue and costs to complete can be reliably estimated.

Stage of completion is measured by reference to an assessment of total labour hours and other costs incurred to date as a percentage of estimated total costs for each contract.

Where the outcome of a contract cannot be reliably estimated, contract costs are expensed as incurred. Where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred. An expected loss is recognised immediately as an expense.

(ii) Interest income
Interest income is recognised as it accrues using the effective interest method.

(iii) Sale of non-current assets
The net profit/(loss) on the sale of non-current assets is included as income at the date control of the assets passes to the buyer. This is usually when an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal (including incidental costs).

(iv) Dividend income
Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates are accounted for in accordance with the equity method of accounting.

2 Summary of significant accounting policies (continued)

(f) Finance costs

Financing costs comprise:
- interest payable on borrowings calculated using the effective interest rate method;
- unwinding of the discount on provisions; and
- bank charges and fees.

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

(g) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted by the reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are not recognised to the extent that it is no longer probable that the related tax benefit will be realised.

Tax consolidation
Prior to 25 October 2006, Alinta 2000 Limited (formerly Alinta Limited) was the head entity in a tax consolidated group ("tax Group") comprising all its Australian wholly-owned subsidiaries and this tax Group implemented tax consolidations on 1 January 2004. On 25 October 2006, a new tax consolidated group was formed as a result of the Australian Gas Light Company ("AGL") transaction. A number of former AGL infrastructure companies joined the tax Group and several Alinta entities exited the tax Group on this date. The head entity of the new tax consolidated group is Alinta Limited (formerly Alinta Mergeco Limited). Alinta Network Holdings Pty Ltd is the head entity of a tax Group comprising its Australian wholly-owned subsidiary and the implementation date for this tax Group was July 2003. Several trusts and holding entities left the Alinta Limited tax Group in October 2005 as a result of the Alinta Infrastructure Holdings sale in 2005. Since 6 October 2005, Alinta Infrastructure Limited, which was re-acquired in December 2006, has been the head entity in a tax consolidated group comprising all its Australian wholly owned subsidiaries. Alinta Infrastructure Trust and Alinta Infrastructure Investment Trust do not form part of this tax Group.

The head entity in each tax Group recognises current tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in this tax Group as if those transactions, events and balances were its own (using the group allocation method), in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax consolidated group are recognised in the separate financial statements of the members of the tax consolidated group using a "group allocation" method by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax Group in conjunction with any tax funding arrangement amounts (refer below).

The head entity of each tax Group recognises deferred tax assets arising from unused tax losses of that tax Group to the extent that it is probable that future taxable profits of that tax Group will be available against which the asset can be utilised.

The tax Groups have entered into tax funding agreements that require the wholly owned subsidiaries to make contributions to the head entities for current tax assets and liabilities arising from external transactions occuring after the implementation of tax consolidation. The contribution is recorded as an intragroup receivable/payable.

2 Summary of significant accounting policies (continued)

Under the tax funding agreement, the contributions are calculated on a "group allocation method" so that the contributions are equivalent to the tax balances generated by external transactions entered into by the wholly-owned subsidiaries, adjusted for intragroup dividends. The contributions are payable as set out in the agreement and reflect the timing of the head entity's obligations to make payments for tax liabilities to the relevant tax authorities. The assets and liabilities arising under tax funding agreements are recognised as intragroup assets and liabilities.

(h) Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Finance lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the estimated useful life of the asset.

When assets are leased out under a finance lease, the receivable is equal to the net investment in the lease. The difference between the gross and net investment in the lease is unearned finance income. Finance income is recognised over the term of the lease using the net investment method which reflects a constant periodic rate of return.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as the finance income.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(i) Business combinations

The purchase method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired.

The purchase method requires the identification of the acquirer, being the entity that obtains control of the other combining entities or businesses. The accounting acquirer may not be the legal acquirer.

Cost of the business combination is measured as the fair value of the assets given, equity issued or liabilities incurred or assumed by the accounting acquirer at the date of exchange plus costs directly attributable to the acquisition.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 2(q)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

2 Summary of significant accounting policies (continued)

(j) Impairment

The carrying amounts of the consolidated entity's assets, other than inventories (refer note 2(m)) and deferred tax assets (refer note 2(g)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated in October of each year.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows associated with that asset.

Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

When there is a decline in the recoverable amount of the consolidated entity's receivables, an impairment loss is recognised in the income statement. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to the income statement.

(i) Calculation of recoverable amount

The recoverable amount of the consolidated entity's receivables carried at amortised cost is calculated as the present value of estimated future cash flows discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of goodwill is not reversed.

For available-for-sale financial assets, the reversal is recognised directly in equity.

Impairment losses, in respect of other assets, are reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(k) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits.

2 Summary of significant accounting policies (continued)

(l) Trade and other receivables

Trade and other receivables are stated at amortised cost less impairment losses. Receivables are usually settled within no more than 30 days.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. An allowance is raised for any doubtful accounts.

Deposits at call are initially recognised at fair value and subsequently measured at amortised cost.

(m) Inventories

Inventories are stated at the lower of cost and net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand.

Take or pay prepaid gas is stated at the lower of cost and net realisable value using the weighted average cost formula for each quantity of gas purchased. Cost comprises payments made under contract for quantities of gas which have not yet been drawn down. Costs are accounted for on a "first in first out" basis.

(n) Non-current assets (or disposal groups) held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if it is highly probable their carrying amount will be recovered principally through a sale transaction rather than through continued use.

A discontinued operation is a component of the consolidated entity's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.

(o) Derivatives

The consolidated entity uses derivative financial instruments to hedge its exposure to foreign exchange, interest rate and commodity price risks arising from operational, financing and investment activities. In accordance with its treasury policy, the consolidated entity does not speculatively trade in derivative financial instruments. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. The gain or loss on remeasurement of fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

The fair value of interest rate swaps and cross-currency swaps is the estimated amount that the consolidated entity would receive or pay to terminate the swap at the balance sheet date, taking into account current interest and foreign exchange rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

Electricity derivative contracts - assets or liabilities are based on a mark-to-market value which uses, where available, published market price quotations for the derivative instrument. For instruments where published price quotations are not available, or where the market is illiquid, valuation prices are derived from market price quotations using historical relationships. All valuations are based on industry standard methodologies.

(i) Fair value hedge

Where a derivative financial instrument hedges the changes in fair value of a recognised asset or liability or an unrecognised firm commitment (or an identified portion of such assets, liability or firm commitment), any gain or loss on the hedging instrument is recognised in the income statement. The hedged item is restated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

If the fair value hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item, for which the effective interest rate method is used, is recognised in the income statement over the period to maturity of the hedged item.

2 Summary of significant accounting policies (continued)

(ii) Cash flow hedge
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.

When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement (e.g., when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects the income statement. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a cash flow hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship, but the hedged forecast transaction is still expected to occur, the cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement or used to adjust the initial cost of the non-financial item.

When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Energy derivative contracts
As part of the transaction with AGL, Alinta acquired a number of electricity derivative contracts. These contracts related to AGL Electricity Limited (now Alinta AE Limited) and were to remain with the merchant energy side of the former AGL. A process is currently underway to novate these contracts in accordance with the AGL Electricity Separation Deed back to AGL Energy. The open contracts include swaps, caps and renewable energy certificates with varying counterparties. At 31 December 2006, a number of these contracts were yet to be novated. However back to back arrangements had been entered into prior to the transaction. As a result there will be an asset and corresponding liability in the consolidated balance sheet of Alinta, thus limiting any exposure for Alinta arising from these contracts to potential price and counterparty (i.e. AGLE) credit risk.

(p) Property, plant and equipment

(i) Initial recognition

Items of property, plant and equipment are stated at deemed cost less accumulated depreciation and impairment losses (refer note 2(j)). Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labour, the initial estimate (where relevant) of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of direct production overheads.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Subsequent costs

The consolidated entity recognises in the carrying amount of an item of property, plant and equipment, the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

2 Summary of significant accounting policies (continued)

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives in the current and comparative periods are as follows:

Category	**Useful life (years)**
Gas distribution system comprises:	
- Mains	60 - 120
- Secondary gate stations	40 - 50
- Regulators	40 - 50
- Meters	25
- Telemetry and monitoring	25
Electricity distribution systems conprises:	
- Transformers	40
- Meters	25
- Overhead conductor	45
- Cable	45
- Poles	55
- Switchgear	40
Power - Plant and equipment comprises:	
- Generating and heating plant	15 - 40
- Monitoring equipment	15
- Transformers	40
Pipelines - Plant and equipment comprises:	
- Pipelines	40 - 50
- Compressors	40 - 50
- Meters	20 - 50
Buildings	40 - 50
Leasehold improvements	6 - 10
Fibre optic cable and associated infrastructure	30
Fibre optic network equipment	7
Other plant and equipment	3 - 10

The residual value, if significant, is reassessed annually.

(q) Intangible assets

(i) Goodwill
All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment (refer note 2(j)). The investment in associates includes goodwill identified on acquisition.

(ii) Management contract rights
Management contract rights relate to the acquisition in 2003 of the Alinta Asset Management Pty Ltd ("AAM") Operating Services Agreement and are recognised at cost. Management contract rights are being amortised over the estimated term of the AAM service agreements, being 13.3 years.

(iii) Contract intangibles
Contract intangibles arising from a business combination are recorded at cost, being the present value of identified contracted net cash flow streams (including renewal options), and are amortised on a straight-line basis over the estimated contract lives. The weighted average estimated contract life is 17.2 years.

2 Summary of significant accounting policies (continued)

(iv) Distribution licences
The consolidated entity has distribution licences that entitle it to own and operate a gas distribution system and to distribute gas. The distribution licences have been brought to account having regard to the expected future net cash flows derived from holding the distribution licences and are considered to have an indefinite life as there is evidence that the licence will be renewed, the conditions for renewal are present and the cost of renewal is insignificant. The factors playing a significant role in this assessment are the large barriers to entry for competition for the distribution licences and all information requirements of the relevant authority have been satisfied.

(v) Software licences
Software licences are recorded at cost and amortised on a straight-line basis over their remaining useful lives

(vi) Customer relationships
Customer relationship intangibles arising from a business combination are recorded at cost and are amortised on a straight-line basis over their useful life.

(r) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial period which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are stated at amortised cost.

(s) Interest bearing liabilities

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(t) Low-interest and interest-free loans and receivables

A loan or receivable that is not based upon market terms is initially recognised at fair value less attributable transaction costs. The difference between the fair value and the cash consideration provided under the loan is recognised in the income statement as interest expense.

Subsequent to initial recognition, the loans and receivables are stated at amortised cost with any difference between the cost and redemption value being recognised in the income statement over the period of the borrowing on an effective interest basis.

(u) Investments in debt and equity securities

Investments in debt and equity securities have been classified according to the Directors' intentions regarding those securities as at the balance sheet date. In this regard the following categories are used:

Held-to-maturity investments
Investments in debt are classified as held-to-maturity investments where the consolidated entity has the positive intent and ability to hold the instrument to maturity. These investments are measured at amortised cost using the effective interest method, less any impairment losses (note 2(j)).

Available-for-sale financial assets
Available-for-sale financial assets are initially recognised at fair value with subsequent changes in value recognised directly in equity. Any impairment losses are recognised in the income statement (refer note 2(j)). When an available-for-sale investment is derecognised, the cumulative gain or loss in equity is transferred to the income statement. These investments are included within non-current assets unless the Directors intend to dispose of the investment within 12 months of the balance sheet date.

Investments at fair value through profit or loss
Financial instruments at fair value through profit or loss are initially recognised at fair value, with subsequent changes in value recognised in the Income Statement.

2 Summary of significant accounting policies (continued)

(v) Provisions

A provision is recognised in the balance sheet when the consolidated entity has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(i) Restructuring

A provision for restructuring is recognised when the consolidated entity has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

(ii) Decommissioning and restoration

A provision for decommissioning and restoration is recognised when the entitiy has a legal or constructive obligation as a result of a past event. The future expected decommissioning and restoration cost is discounted using a pre-tax rate which is the basis of the provision recognised. The unwinding of the discount increases the net present value of the expected cost liability over time, which is recognised as an interest expense in the income statement.

(iii) Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the consolidated entity from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(w) Employee benefits

(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in provisions in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Non-accumulating sick leave is recognised in the income statement when the leave is taken and measured at the rates paid or payable.

(ii) Long service leave
The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with (i) above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Retirement benefit obligations

Termination benefits

Liabilities for termination benefits, not in connection with the acquisition of an entity or operation, are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out. The liabilities for termination benefits are recognised in other creditors or provisions as applicable.

Liabilities for termination benefits expected to be settled within 12 months are measured at the amounts expected to be paid when they are settled. Amounts expected to be settled more than 12 months from the reporting date are measured at the estimated cash outflows, discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future payments, where the effect of discounting is material.

Defined contribution superannuation plans

Obligations for contributions to defined contribution superannuation plans are recognised as an expense in the income statement when they are due.

2 Summary of significant accounting policies (continued)

Defined benefit superannuation plans

The consolidated entity's net obligation in respect of defined benefit superannuation plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value and the fair value of any plan assets is deducted.

The discount rate is the yield at the balance sheet date on government bonds that have maturity dates approximating the terms of the consolidated entity's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

Actuarial gains and losses are recognised in equity immediately (refer to note 2(a)).

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period, from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

(iv) Share-based payments
The executive and employee share option plan grants options to employees as part of their remuneration. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured, using a binomial model, taking into account the market related vesting conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting. Information relating to these schemes is set out in note 50.

(v) Profit-sharing and bonus plans
A liability for employee benefits in the form of bonus plans is recognised in provisions when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefit;

- the amounts to be paid are determined before the time of completion of the financial report; or

- past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(vi) Employee benefit on-costs
Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(x) Issued capital

Ordinary share capital is recorded at the fair value of consideration received. The costs of issuing securities are charged against the share capital. Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders. Dividends are recognised as a liability in the period in which they are declared.

2 Summary of significant accounting policies (continued)

(y) Earnings per share

(i) Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(z) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the Australian Tax Office ("ATO") is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities, which were recovered from, or were paid to the ATO are classified as operating cash flows.

(aa) Redeemable preference shares

United Energy Distribution Holdings Pty Ltd ("UEDH") has issued Alinta with redeemable preference shares. These instruments have been classified as a receivable on the basis that Alinta has a contractual right to receive cash to settle this obligation. The receivable is held to maturity and held at amortised cost.

(ab) Reset preference shares

The reset preference shares had no fixed maturity and were convertible at the option of the Company into a variable number of ordinary shares, or convertible at the option of the holder, at any time prior to a reset date at a fixed number of ordinary shares and have no cumulative interest obligations. These shares were classified as debt, any proceeds received were classified as debt and the related distributions as interest expense in accordance with AASB 132 *Financial Instruments: Disclosure and Presentation*.

2 Summary of significant accounting policies (continued)

(ac) New standards and interpretations not yet adopted

Standard	AASB Ref.	For Periods Starting
AASB 7: Financial Instruments Disclosures (iii)	AASB 7	1 Jan 07
AASB 4: Insurance Contracts (i)	AASB 4	1 Jan 07
IFRS 8: Operating Segments	N/A	1 Jan 09
AASB 1049: Financial Reporting of General Government Sectors by Governments (i)	AASB 1049	1 Jan 09
AASB 101: Presentation of Financial Statements (iii)	2005-10	1 Jan 07
AASB 114: Segment Reporting (iii)	2005-10	1 Jan 07
AASB 117: Leases (iii)	2005-10	1 Jan 07
AASB 133: Earnings Per Share (iii)	2005-10	1 Jan 07
AASB 132: Financial Instruments Disclosure and Presentation (iii)	2005-10	1 Jan 07
AASB 139: Financial Instruments Recognition and Measurement (ii) (iii)	2005-10	1 Jan 07
IFRIC 11: IFRS Group and Treasury Share Transactions (i)	N/A	1 Jan 08
IFRIC 12: Service Concession Arrangements (i)	N/A	1 Jan 08

(i) The standards, and therefore the amendments, are not relevant to the consolidated entity.

(ii) AASB 2005-10 Amendments to Accounting Standards (September 2005) includes amendments to AASB 139: Financial Instruments Recognition and Measurement effective from 1 January 2007. The amendments restrict the application of "at fair value through profit and loss". Early adoption of the standard has no financial impact on the consolidated entity.

(iii) Amendments and standards primarily provide changes to current disclosure requirements.

3 Critical accounting judgements and estimates

Judgements and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes judgements, estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The matters that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Onerous contracts

The Group tests annually whether significant contracts are onerous, in accordance with the accounting policy stated in note 2(v)(iii).

(ii) Impairment

The Group tests annually whether goodwill and intangibles with indefinite lives, that are not amortised or that are not yet in use have suffered any impairment, in accordance with the accounting policy stated in note 2(j). All other non-current assets are reviewed to determine whether there has been a trigger of impairment. The recoverable amount of the cash-generating units evaluated in these tests has been determined based on value-in-use calculations. These calculations require the use of assumptions. Refer to note 22

(iii) Financial guarantee contracts

The Group accounts for Financial Guarantee Contracts ("FGCs") initially at fair value, and thereafter at the higher of that amount as calculated under AASB 137 *Provisions, Contigent Liabilities and Contingent Assets*, and amortised cost. The initial determination of fair value of each FGC requires the application of judgement including the probability and likely quantum of outflow of economic benefits under each FGC.

(iv) Fair values in business combinations

The Group accounts for business combinations using the purchase method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgements including future cashflows, revenue streams and value-in-use calculations (see note 7 for details of business combinations). The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time necessarily required to obtain independent valuations of individual assets and to complete assessments of provisions.

(v) Tax consolidation resets

The Group resets tax bases and values for assets and liabilities within tax consolidated groups as and when those tax consolidated groups are reformed due to acquisitions or disposals of entities. The calculations are complex in nature. They are principally based on independent valuations, which are subject to a degree of estimation and judgement. In the case of recently reset tax groups the valuations may remain provisional as discussed in (iv) above.

(vi) Recognition of current and deferred tax

The Group applies the criteria stated in AASB 112 ("AASB 112") with regards to the calculation and recognition of deferred tax assets. The application of the AASB 112 criteria involves the exercise of judgement surrounding the calculation of accounting and tax bases for the Group's assets and liabilities. Furthermore, the potential reversal of temporary timing differences also requires the use of estimates of future profitability, availability of taxable profits/losses on both revenue and capital account and potential future changes in accounting and tax bases.

In particular, the expectation of the availability of future taxable profits against which deferred tax assets arising in respect of revenue losses is subject to estimation and judgement.

(vii) Provisions

The Group calculates the carrying amount of provisions under AASB 137 based on a variety of available information, much of which is based on estimates of the likely outflow of economic benefits.

(viii) Decommissioning and restoration

The Group estimates the carrying amount of decommissioning and restoration assets and associated provisions at each year end. This exercise involves considerable judgement regarding the likely future costs of decommissioning.

3 Critical accounting judgements and estimates (continued)

(ix) Leases

The Group has considered a number of contractual arrangements in applying the accounting policy in note 2(h). The assessment of these contractual arrangements requires a degree of judgement as to whether the significant risks and rewards of ownership of an asset are substantially transferred to other entities. The classification of a contractual arrangement could materially change the balance sheet of the Group.

4 Financial risk management

The consolidated entity's activities expose it to a variety of financial risks. These risks include foreign exchange, interest rate, liquidity and credit risks.

The consolidated entity's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potentially adverse effects on the financial performance of the entity. The entity uses derivative financial instruments to achieve this objective.

Risk Management is carried out under policies approved by the Board of Directors. Alinta Treasury identifies, evaluates and hedges financial risks that have been identified within the business.

The methods used to calculate the fair values of derivative hedging instruments are presented in note 37(d).

(i) Foreign Exchange Risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not Australian Dollars.

The consolidated entity is exposed to foreign exchange risk on the purchase of imported capital equipment and the future maintenance of capital equipment as part of its asset management function.

The Group manages the exposure to foreign currency through the use of currency swaps and currency options.

Each subsidiary designates contracts with Alinta Treasury as fair value or cash flow hedges (as appropriate). External foreign exchange contracts are designated at Group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis.

The risk management policy is to hedge up to 100% of firm forward foreign exchange exposure and 100% of foreign currency borrowings.

(ii) Interest Rate Risk

Interest rate risk arises from the consolidated entity's funding programme. Adverse movements in market conditions may increase the cost of funding the consolidated entity's borrowings. This exposure is managed by using interest rate swaps, options or forward agreements.

The consolidated entity's policy is to maintain no more than 90% of its borrowings at fixed interest rates.

(iii) Credit Risk

The consolidated entity has no significant concentrations of credit risk to external parties. Policies are in place determining the process for managing credit risk to customers.

Credit risk also arises from the operation of the consolidated entity's risk management strategies. This risk is managed by ensuring that derivative counterparties have a long-term credit rating of A+, unless otherwise approved by the Board, and monitors its exposures to derivative counterparties.

Credit risk may also arise from related parties. The consolidated entity has significant management and other controls in related parties to adequately manage this risk.

(iv) Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash or credit facilities to meet the operating requirements of the business. This risk is managed through the maintenance of committed working capital facilities and prudent cash flow management.

5 Segment information

Segment information is presented in respect of the consolidated entity's business and geographical segments. The primary format, business segments, is based on the consolidated entity's management and internal reporting structure. Intersegment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly investments and related revenue, loans and borrowings and related expenses, corporate assets and head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

Business segments

The consolidated entity comprises the following main business segments:

Energy sales
Retailing of gas and electricity, and the trading and marketing of energy and energy related products.

Energy distribution
Distribution of gas and electricity.

Power generation
Construction and ownership of co-generation and open cycle plant and operation and ownership of other power generation assets. The other power generation assets were disposed of in October 2005 and were included in discontinued operations in the prior year. In December 2006, the other power generation assets were re-acquired as part of the acquisition of AIH (refer to note 7).

Asset management services
Maintenance and construction services provided to the energy distribution, power generation and gas transmission segments and external customers and financial, information technology and other office support services provided to the energy distribution, power generation and gas transmission segments.

Gas transmission
Transmission of gas through gas pipelines. This segment was disposed of in October 2005 and was included in discontinued operations. This segment was re-acquired in December 2006, as part of the acquisition of AIH (refer to note 7). No material revenue or expenses were contributed in the period since re-acquisition.

WLPG
Profit share arrangement with Wesfarmers LPG Pty Ltd ("WLPG") and sale of gas.

Energy Investments
Alinta's share of equity accounted investments in energy, water and telecommunications assets and other investments in energy assets.

Unallocated revenue includes dividend and interest income, which has been reallocated where appropriate in determining adjusted EBITDA calculations. Adjusted EBITDA is defined as earnings before share of profits of equity accounted investees, interest expense, tax expense, depreciation and amortisation and allocation of corporate charges.

Geographical segments

The consolidated entity operates in predominantly one geographical segment, that is Australasia.

5 Segment information (continued)

2006	Energy sales $'000	WLPG $'000	Energy distribution $'000	Asset management services $'000	Power generation $'000	Energy investments $'000	Gas transmission $'000	Inter-segment eliminations/ unallocated $'000	Consolidated $'000
Sales to external customers	634,667	60,414	99,844	530,121	17,342	-	-	-	1,342,388
Intersegment sales	35,126	-	117,137	137,092	45,901	-	-	(335,256)	-
Total sales and services revenue	669,793	60,414	216,981	667,213	63,243	-	-	(335,256)	1,342,388
Other revenue	8,925	-	72	1,434	-	-	-	890	11,321
Unallocated revenue	-	-	-	-	-	-	-	153,512	153,512
Total revenue	678,718	60,414	217,053	668,647	63,243	-	-	(180,854)	1,507,221
Segment result	58,846	21,653	95,080	93,442	14,008	-	-	-	283,029
Unallocated revenue less unallocated expenses									(133,902)
Share of net profits of equity accounted investees						18,874			18,874
Profit before income tax									168,001
Income tax benefit									2,249
Net profit for the year									170,250
Segment assets	129,386	48,471	4,675,559	1,507,702	2,022,668	1,152,029	1,486,562	(21,648)	11,000,749
Total assets									11,000,749
Segment liabilities	155,038	17,921	2,434,429	228,042	1,572,303	587,170	1,067,435	1,150,788	7,213,126
Total liabilities									7,213,126
Adjusted EBITDA	57,631	21,653	132,953	66,102	21,266	117,352	-	(45,317)	371,640
Acquisitions of non-current assets	-	-	35,007	9,699	265,730	-	1,711	19,945	332,092
Depreciation and amortisation expense	7	-	37,424	7,818	4,196	-	-	10,214	59,659

2005	Energy sales $'000	WLPG $'000	Energy distribution $000	Asset management services $'000	Power generation $'000	Energy investments $'000	Inter-segment elim nations/ unallocated $'000	Total continuing operations $'000	Discontinued operation AIL (note 6) $'000	Consolidated $'000
Sales to external customers	568,748	74,845	6,439	356,502	-	-	-	1,006,534	122,045	1,128,579
Intersegment sales	6,244	-	121,143	105,206	726	-	(233,319)	-	-	-
Total sales and services revenue	574,992	74,845	127,582	461,708	726	-	(233,319)	1,006,534	122,045	1,128,579
Unallocated revenue	-	-	-	-	-	-	51,650	51,650	225,998	277,648
Total revenue	574,992	74,845	127,582	461,708	726	-	(181,669)	1,058,184	348,043	1,406,227
Segment result	46,073	31,250	72,946	104,240	(2,500)	-	-	252,009	49,710	301,719
Unallocated revenue less unallocated expenses								(104,668)	158,813	54,145
Share of net profits of equity accounted investees						3,939		3,939		3,939
Profit before income tax								151,280	208,523	359,803
Income tax expense								(56,856)	(70,738)	(127,594)
Net profit for the year								94,424	137,785	232,209
Segment assets	111,591	-	670,642	144,362	275,075	335,235	1,007,947	2,544,852		2,544,852
Total assets										2,544,852
Segment liabilities	56,487	-	717,603	70,821	246,054	-	303,884	1,394,849	-	1,394,849
Total liabilities										1,394,849
Adjusted EBITDA	49,434	31,250	93,096	63,389	(2,763)	16,253	(22,527)	228,132	321,818	549,950
Acquisitions of non-current assets	1	-	25,904	9,217	90,467	-	15,557	141,146	-	141,146
Depreciation and amortisation expense	-	-	19,766	3,439	-	-	4,779	27,984	43,783	71,767

6 Discontinued operations

2005 - Alinta Infrastructure Limited (AIL)

(a) Discontinued operations

On 5 October 2005, Alinta 2000 Limited disposed of 100% of its shareholding in Alinta Infrastructure Limited ("AIL"). This transaction was effected by AIL buying back 100% of its shares held by Alinta 2000 Limited. The net cash proceeds (after transaction costs) were $850.1m. Of this amount $23.9m remains unpaid by AIL at 31 December 2006. A gain on sale of $191.7m was recorded after costs and tax by Alinta 2000 Limited.

On 5 October 2005, Alinta 2000 Limited then proceeded to acquire 20% of the new share holding in AIL, Alinta Infrastructure Trust ("AIT") and Alinta Infrastructure Investment Trust ("AIIT"). The stapling of these three entities formed the ASX listed Alinta Infrastructure Holdings ("AIH").

The consolidated entity accounted for these transactions as a disposal of 80% of AIL. A gain on sale after tax and costs of $134.2m was recorded in the period by the consolidated entity.

The assets held by AIH comprise a portfolio of power stations and gas pipelines acquired by Alinta 2000 Limited from the Duke Energy Group in April 2004. Alinta continued to provide operational and management services to AIH from the date of disposal.

In December 2006, AIH was re-acquired by the Group and as such is included in continuing operations in the current period from the date of re-acquisition (refer note 7).

Financial information relating to the discontinued operations for the period to the date of disposal is set out below. Further information is set out in note 5 - segment information.

(b) Financial performance and cash flow information

The financial performance and cash flow information presented are for the period from 1 January 2005 - 5 October 2005.

	Consolidated		Parent	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
Revenue				
Sales revenue	-	67,009	-	-
Services revenue	-	54,080	-	-
Interest receivable	-	20,857	-	-
Other revenue	-	3	-	-
Expenses				
Gas commodity and transmission purchases	-	(19,148)	-	-
Employee benefits expense	-	(2,132)	-	-
Depreciation and amortisation	-	(43,783)	-	-
Materials and services	-	(3,338)	-	-
Net loss on disposal of property, plant and equipment	-	(1,610)	-	-
Finance costs	-	(69,512)	-	-
Profit before income tax	-	2,426	-	-
Income tax benefit	-	1,154	-	-
Net profit attributable to the members	-	3,580	-	-
Net gain on sale of investments				
Proceeds from the sale of investments	-	850,054	-	-
Carrying amount of investments sold	-	(643,957)	-	-
Gain on sale before related income tax	-	206,097	-	-
Income tax expense	-	(71,892)	-	-
Gain on sale after related income tax	-	134,205	-	-
Profit from discontinued operations	-	137,785	-	-
Net cash inflow from ordinary activities	-	34,450	-	-
Net cash outflow from investing activities	-	(973)	-	-
Net cash outflow from financing activities	-	(35,000)	-	-
Net increase in cash generated by the operation	-	(1,523)	-	-

6 Discontinued operations (continued)

(c) Carrying amounts of assets and liabilities disposed

The carrying amounts of assets and liabilities disposed were:

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Cash	-	73,522	-	-
Receivables	-	166,663	-	-
Inventories	-	7,654	-	-
Property, plant and equipment	-	1,024,961	-	-
Intangibles	-	671,623	-	-
Total assets	-	1,944,423	-	-
Trade creditors	-	70,010	-	-
Borrowings	-	1,164,328	-	-
Provisions	-	89,413	-	-
Deferred tax liability	-	41,038	-	-
Total liabilities	-	1,364,789	-	-
Net assets	-	579,634	-	-

7 Business combinations

During the year the consolidated entity undertook two business combinations:
AGL transaction; and
AIH acquisition

Further information about each transaction is presented below.

AGL Transaction

(a) Summary of acquisition

On 25 October 2006, two interdependent Schemes of Arrangement between The Australian Gas Light Company ("AGL") and Alinta 2000 Limited were implemented that effected a merger of the two companies and immediate de-merger of the AGL Energy assets into a new company. The AGL business retained by Alinta after the de-merger of AGL Energy is referred to below as AGL Infrastructure, ("AGLI"). The business is based in Australia and owns gas and electricity infrastructure assets as well as an asset management business.

The merger of the AGLI business into the new Alinta Group is accounted for as an acquisition under AASB 3 *Business Combinations*. Accounting for the purchase price allocation against the value of the assets is provisional at 31 December 2006. The provisional carrying value and fair value of the identifiable assets and liabilities of AGLI as at the acquisition date are set out in (d) below:

7 Business combinations (continued)

(b) Purchase consideration

	$'000
Purchase consideration	
Fair value of shares issued (i)	2,255,586
Cost of pre transaction AGL shares acquired (ii)	1,538,752
Cash received from AGL (iii)	(1,300,008)
Working capital settlement (iv)	22,858
Transaction costs	77,929
Total purchase consideration	2,595,117
Fair value of net identifiable assets acquired (refer to (d) below)	1,230,018
Goodwill (refer to (d) below and note 22)	1,365,099

(i) The Group issued 217,720,657 ordinary shares at $10.36 each, based on the quoted price of the shares of Alinta 2000 Limited at the date of control.

(ii) In February 2006, Alinta 2000 Limited acquired a 19.9% stake (of which 2.6% was subsequently disposed) in AGL which was prior to the implementation of the Schemes of Arrangement discussed above.

(iii) This amount of $1,300,008 was received in cash from AGL Energy as part of the overall net consideration for the transaction, and was used principally to retire existing and bridging debt within the Alinta group.

(iv) The working capital settlement represents the payment to be made by Alinta for the additional working capital balances acquired at 25 October 2006. The amount excludes a balance of $9.4m, which is currently in dispute with AGL relating to unbilled electricity network debtors. Should this amount become payable, the purchase consideration will increase with a corresponding increase in goodwill recognised on consolidation.

(c) Net cash outflow

	Consolidated		Parent	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Outflow of cash to acquire subsidiary, net of cash acquired				
Cost of pre transaction AGL shares acquired	1,538,752	-	-	-
Cash received from AGL	(1,300,008)	-	-	-
Transaction costs	77,929	-	-	-
Cash balances acquired	(14,531)	-	-	-
Net outflow of cash	302,142	-	-	-

7 Business combinations (continued)

(d) Assets and liabilities acquired

	Acquiree's carrying amount $'000	Provisional fair value $'000
Cash	14,531	14,531
Receivables (i)	235,104	508,855
Inventories	3,143	2,543
Property, plant and equipment	3,461,264	3,702,398
Retirement benefit surplus	22,635	21,868
Intangible assets	302,715	177,773
Energy derivative asset	130,061	130,061
Available-for-sale financial assets (iv)	331,309	358,791
Investment in equity accounted investees	490,367	495,867
Other assets	9,225	9,225
Payables	(78,673)	(65,959)
Unearned revenue	(1,399)	(1,399)
Interest bearing liabilities	(3,758,887)	(3,809,007)
Provisions	(118,774)	(121,520)
Deferred tax liability (ii)	(667,913)	(63,948)
Energy derivative liability	(130,061)	(130,061)
Total net identifiable assets	244,647	1,230,018
Goodwill on consolidation (iii)		1,365,099
Net assets acquired		2,595,117

(i) Included in the fair value of net assets acquired is a finance lease receivable of $211m relating to the Wattle Point Wind Farm Pty Ltd ("WPWF"), which was accounted for by the acquiree as property, plant and equipment. As part of the acquisition of the AGLI business, AGL granted a put option to Alinta such that Alinta can sell back WPWF within 6 months of implementation (25 October 2006) at $211m to AGL Energy.

(ii) The deferred tax liability is stated after the effect of the tax base reset on AGLI entering the newly formed Alinta tax consolidation group.

(iii) Goodwill recognised relates to future profitability of the AGLI business and synergies existing within the acquired business and also synergies and improvements in profitability expected to be achieved as a result of combining AGLI with the rest of the Alinta Group.

(iv) AGLI's investment in APT was previously treated as an associate. Alinta accounts for APT as an available-for-sale asset (refer note 16).

(e) Impact on results

AGLI contributed revenues of $168.4m and a net profit after tax of $14.1m to the Alinta Group for the period 25 October 2006 to 31 December 2006. The information required to be disclosed by AASB 3 *Business Combinations* paragraph 70 (revenue and net profit for the combined entity for the period as if the acquisition had been effected at the start of the period) is not presented as obtaining reliable information in this regard is impracticable.

7 Business combinations (continued)

Alinta Infrastructure Holdings

(a) Summary of acquisition

On 5 October 2005, the Alinta Group disposed of its 80% interest in Alinta Infrastructure Limited ("AIL"), Alinta Infrastructure Trust ("AIT") and Alinta Infrastructure Investment Trust ("AIIT"). The subsequent stapling of these three entities formed the ASX listed entity Alinta Infrastructure Holdings ("AIH").

The assets held by the AIH Group comprise a portfolio of power stations and gas pipelines initially acquired from the former Duke Energy Group in 2004.

On 15 November 2006, Alinta announced an unconditional cash takeover offer for AIH. The offer was for $2.06 per partly paid AIH unit or $3.26 per fully paid AIH unit.

Alinta gained control over AIH on 19 December 2006 and at 31 December 2006 owned 82% of the stapled units of AIH.

The acquisition of AIH by Alinta is accounted for as an acquisition using the purchase method under AASB 3 *Business Combinations*. Accounting for the purchase price allocation against the value of the assets and liabilities acquired is provisional as at 31 December 2006 due to an ongoing assessment of the fair values of the acquired assets by independent valuers based on updated Depreciated Optimised Replacement Cost and Discounted Cash Flows valuation models.

(b) Purchase consideration

	$'000
Purchase consideration	
Pre-acquisition holding in equity accounted investment	**114,966**
Cash paid prior to 31 December 2006 (i)	**398,873**
Cash payable in 2007 (ii)	**188,581**
Transaction costs (iii)	**31,290**
Total purchase consideration	**733,710**
Fair value of net identifiable assets acquired (refer to (d) below)	**401,989**
Goodwill (refer to (d) below and note 22)	**331,721**

(i) Prior to 15 November 2006 Alinta held 20% of the issued units of AIH.

(ii) Cash payable in 2007 represents amounts due to certain former AIH unitholders who had accepted Alinta's bid terms prior to 31 December 2006 (refer to note 23).

(iii) Transaction costs represent those costs directly attributable to the acquisition of AIH by Alinta.

(c) Net cash outflow

	Consolidated		Parent	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Cash consideration	**398,873**	-	-	-
Transaction costs	**1,058**	-	-	-
Cash balances acquired	**(69,590)**	-	-	-
Net outflow of cash	**330,341**	-	-	-

7 Business combinations (continued)

(d) Assets and liabilities acquired

	Acquiree's carrying amount $'000	Provisional fair value $'000
Cash	69,590	69,590
Receivables	167,119	167,119
Deferred tax asset (ii)	30,818	-
Inventories	7,631	7,631
Property, plant and equipment	991,713	1,240,120
Other assets	7,453	7,453
Intangible assets	324,781	362,966
Payables	(117,528)	(117,528)
Provisions	(38,694)	(38,694)
Interest bearing liabilities	(1,107,608)	(1,107,608)
Deferred tax liability (ii)	-	(55,160)
Total net identifiable assets	335,275	535,889
Minority interests		(133,900)
Goodwill on consolidation (i)		331,721
Net assets acquired		733,710

(i) Goodwill, representing a premium paid for the acquired net assets, represents future profitability of the AIH business and likely synergies and improvements in profitability that the Directors believe will be available as AIH is integrated into the Alinta group.

(ii) The tax base of assets and liabilities is provisional as AIH will join the Alinta tax consolidated group in February 2007.

(e) Impact on results

AIH contributed a profit of $3.2m to the equity accounted profit that has been included in the Alinta Group's results for 2006. Due to control being gained over AIH by Alinta on 19 December 2006, AIH did not contribute material consolidated revenues or expenses to the results of the Alinta group for 2006.

It is also noted that AIH's results for 2006 have been impacted by certain significant items specifically an impairment charge relating to one of AIH's cash generating units and an uplift in the tax bases of certain tangible and intangible assets.

If the acquisition had occurred on 1 January 2006, consolidated revenue for the year ended 31 December 2006 would have increased by $262.2m and consolidated net profit after tax would have increased by $5.5m.

Events after the balance sheet date that are relevant to the AIH acquisition are presented in note 46.

8 Correction of error

(a) Correction of error in recording of equity accounted profits in the previous financial year

During 2006, Alinta Infrastructure Holdings ("AIH"), one of Alinta's associates at that time, identified an error regarding an impairment test for the Queensland Gas Pipeline ("QGP"), an asset and cash generating unit of AIH.

This error has had a flow-on impact on Alinta's consolidated results and accordingly Alinta's share of profits of equity accounted investees and investments in equity accounted investees in the 2005 comparative results have been restated.

The error had the financial effect of overstating consolidated investments in equity accounted investees and consolidated total assets by $7.3 million as at 31 December 2005. The error also had the financial effect of overstating the consolidated share of profits of equity accounted investees, consolidated profit before tax and consolidated net profit after tax by the same amount.

The error has been corrected by restating the respective 2005 comparative financial statement line items.

The error also impacted basic and diluted earnings per share for the 2005 comparatives. The correction of the error resulted in a reduction in 2005 basic earnings per share of 2.9 cents and a reduction in diluted earnings per share of 2.9 cents.

(b) Correction of error in recognition of unread sales in the previous two financial years

Consolidated sales revenue and accrued income for the 2005 comparative results have been restated due to an error that was identified regarding unread meter sales in Alinta Sales Pty Limited ("ALS") within the energy retail segment. Part of the error identified related to the 2005 financial year and part related to the 2004 financial year.

These errors have the effect of overstating the following consolidated balances at 31 December 2005:

	$m
Sales revenue	(4.2)
Tax expense	1.3
Net profit after tax	(2.9)
Income tax provision and total liabilities	(1.7)
Opening retained earnings and total equity	(1.0)
Trade receivables and total assets	(5.6)

The part of the error that related to 2005 has been corrected by restating the respective 2005 comparative financial statement line items, whilst the part that related to 2004 has been corrected by adjusting opening retained earnings as at 1 January 2005 by a net amount of $1.0m.

The error has also impacted basic and diluted earnings per share for the 2005 comparatives. The correction of the error resulted in a reduction in 2005 basic earnings per share of 1.2 cents and a reduction in diluted earnings per share of 1.1 cents.

8 Correction of error (continued)

(c) Effect of prior period errors and change in accounting policy

	31 December 2005	Error (note 8(a))	Error (note 8(b))	Change in accounting policy (note 2(a))	31 December 2005 (restated)
	$'000	$'000	$'000	$'000	$'000
Sales revenue	586,528		(4,170)		582,358
Employee benefits expense	86,161			(3,879)	82,282
Share of profits of equity accounted investees	11,299	(7,360)			3,939
Income tax expense	56,943		(1,251)	1,164	56,856
Profit attributable to members of Alinta Limited	239,759	(7,360)	(2,919)	2,715	232,195
Trade and other receivables	574,263		(5,552)		568,711
Investments in equity accounted investees	218,135	(7,360)			210,775
Income tax provision	91,940		(1,666)		90,274
Opening retained earnings	255,057	(7,360)	(3,889)	-	243,808
Basic earnings per share	40.3	(2.9)	(1.2)	1.1	37.3
Diluted earnings per share	40.0	(2.9)	(1.1)	1.0	37.0

The above errors and change in accounting policy had no impact on profit from discontinued operations.

9 Revenue

	Consolidated		Parent	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
From continuing operations				
Sales and services revenue				
Sale of goods	**699,852**	582,358	-	-
Services revenue	**642,536**	424,176	-	-
	1,342,388	1,006,534	-	-
Other revenue				
Interest received or receivable	**21,681**	17,454	-	-
Related party interest received or receivable (refer note 41)	**16,254**	16,253	**74,976**	-
Dividend received or receivable	**87,024**	-	-	-
Fee revenue	**7,610**	9,183	-	-
Unwind of discount - interest revenue	**7,870**	4,455	-	-
	140,439	47,345	**74,976**	-
	1,482,827	1,053,879	**74,976**	-

10 Other income

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Net loss on disposal of property, plant and equipment	**(2,076)**	(1,079)	-	-
Gain on recognition of financial asset derivative	**14,067**	-	-	-
Change in fair value of equity investment	**3,642**	3,565	-	-
Foreign exchange gains	**3,286**	-	-	-
Other	**5,475**	1,819	-	-
	24,394	4,305	-	-

11 Expenses

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Profit before income tax includes the following specific expenses:				
Finance costs - net				
Interest and finance charges paid/payable	**163,336**	53,498	-	-
Deferred borrowing costs - amortisation	**6,103**	1,707	-	-
	169,439	55,205	-	-
Amount capitalised on borrowings for qualifying assets	**(8,541)**	(10,095)	-	-
Finance costs expensed	**160,898**	45,110	-	-

12 Income tax (benefit)/expense

	Consolidated		Parent	
	2006 **$'000**	2005 $'000	**2006** **$'000**	2005 $'000
(a) Income tax (benefit)/expense from continuing operations				
Current income tax	**51,143**	69,466	**22,493**	-
Deferred income tax	**(41,913)**	(8,897)	**-**	-
Under/(over) provided in prior years - current tax (refer (d) below)	**(11,479)**	(3,713)	**-**	-
	(2,249)	56,856	**22,493**	-
Income tax expense is attributable to:				
Profit from continuing operations	**(2,249)**	56,856	**22,493**	-
Profit from discontinued operations	**-**	70,738	**-**	-
Aggregate income tax (benefit)/expense	**(2,249)**	127,594	**22,493**	-
Deferred income tax (revenue)/expense included in income tax expense comprises:				
Origination/reversal of temporary differences (note 30)	**(41,913)**	(8,897)	**-**	-
	(41,913)	(8,897)	**-**	-
(b) Numerical reconciliation of income tax (benefit)/expense to prima facie tax payable				
Profit from continuing operations before income tax (benefit)/expense	**168,001**	151,280	**74,558**	-
Tax at the Australian tax rate of 30% (2005 - 30%)	**50,400**	45,384	**22,368**	-
Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:				
Unfranked dividend	**-**	8,220	**-**	-
Share based payments	**507**	336	**125**	-
Restatement of deferred tax balances	**(17,984)**	197	**-**	-
Capital gain on sale of asset	**15,351**	-	**-**	-
Rebatable dividends	**(23,130)**	(510)	**-**	-
Share of profits of associates	**(4,192)**	2,208	**-**	-
Interest - reset preference shares	**586**	2,309	**-**	-
Project costs	**(11,068)**	3,413	**-**	-
Non-assessable revenue	**-**	-	**-**	-
Other	**(1,240)**	235	**-**	-
	9,230	61,792	**22,493**	-
Under/(over) provision in prior years	**(11,479)**	(3,713)	**-**	-
Capital losses recouped not previously brought to account	**-**	(1,223)	**-**	-
Income tax (benefit)/expense	**(2,249)**	56,856	**22,493**	-

12 Income tax (benefit)/expense (continued)

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
(c) Amounts recognised directly in equity				
Aggregate deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity				
Derivatives	**4,273**	(1,872)	**-**	-
Available-for-sale financial assets	**(8,772)**	-	**-**	-
Actuarial gains and losses	**1,528**	(1,164)	**-**	-
Total income tax recognised directly in equity	**(2,971)**	(3,036)	**-**	-

(d) Revision of estimate

The overprovision in respect of prior years recognised in 2006, relates principally to a change in estimate for various tax items. The estimates changed primarily as a result of amendments to tax laws in 2006.

(e) Tax consolidation legislation

Head entities and their wholly owned Australian entities have entered into separate tax sharing and funding agreements in relation to their participation in the tax consolidation regime. Under the terms of the tax funding agreement, the wholly owned entities reimburse Alinta Limited for any current income tax payable by Alinta Limited arising in respect of their activities. The reimbursements are payable at the same time as the associated income tax liability falls due and amounts due to Alinta Limited are recognised through intragroup accounts. In the opinion of the directors, the tax sharing agreement is also a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly owned entities in the case of a default by Alinta Limited.

13 Current assets - Cash and cash equivalents

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Cash at bank and on hand	**221,614**	79,990	**-**	-
Deposits at call	**178,586**	546,256	**-**	-
	400,200	626,246	**-**	-

(a) Cash at bank and on hand

Cash on hand is non-interest bearing. The weighted average interest rate for cash at bank is 5.5% (2005 - 5.1%).

(b) Deposits at call

The weighted average interest rate for deposits at call is 6.2% (2005 - 5.6%). These deposits have an average maturity of 21 days (2005: 15 days).

(c) Fair value

The carrying amount for cash and cash equivalents approximates the fair value.

14 Current assets - Trade and other receivables

	Consolidated		Parent	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Net trade receivables				
Trade receivables	241,868	130,037	-	-
Provision for doubtful receivables	(7,362)	(2,079)	-	-
	234,506	127,958	-	-
Related party receivables				
Promissory note receivable - associate (b)	-	328,497	-	-
Trade receivables - associates	38,095	69,802	-	-
	38,095	398,299	-	-
Net finance lease receivables				
Finance lease receivable - Wattle Point Wind Farm (a)	211,100	-	-	-
Other finance lease receivables(refer note 18(a))	12,856	-	-	-
	223,956	-	-	-
Net other receivables				
Other debtors - non-interest bearing	35,665	20,958	472	-
Receivable in relation to Energy Derivative (c)	43,299	-	-	-
Hedge receivable	16,101	3,726	-	-
	95,065	24,684	472	-
Prepayments				
Prepayments	15,977	14,214	-	-
Interest receivable	4,090	2,942	-	-
	20,067	17,156	-	-
	611,689	568,097	472	-

(a) Finance lease receivable - Wattle Point Wind Farm

As discussed in Note 7(d), Alinta has the option to sell Wattle Point Wind Farm back to AGL by 25 April 2007 for $211m, if not sold prior to this date. Alinta currently intends to dispose of this asset during 2007 and hence it is classified as current.

(b) Promissory note receivable - associate

The promissory note represented a non-interest bearing loan issued by Alinta Infrastructure Limited ("AIL") (note 6).

(c) Receivable in relation to Energy Derivative

As part of the transaction with AGL, Alinta acquired a number of energy derivative contracts that will be novated to AGL (refer to note 2(o)(iii)).

(d) Effective interest rates and credit risk

Information concerning the effective interest rate and credit risk of both current and non-current receivables is set out in the non-current receivables note (note 18).

(e) Fair values

The notional amount is deemed to reflect the fair value of receivables with a remaining life of less than a year.

15 Current assets - Inventories

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Manufactured gas	**306**	812	-	-
Strategic spares and stores	**9,359**	4,904	-	-
Take or pay prepaid gas	**286**	-	-	-
	9,951	5,716	-	-

16 Current assets - Available-for-sale investments

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Balance at 1 January	-	-	-	-
Additions	**662,293**	-	-	-
Revaluation deficit transferred to equity	**(29,239)**	-	-	-
Balance at 31 December	**633,054**	-	-	-

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Investment in listed entity (a)	**633,054**	-	-	-

(a) Investment in listed entity

As at 31 December 2006, the consolidated entity held legal ownership of 35% of the voting rights attached to units of the Australian Pipeline Trust ("APT").

Under AASB 128 *Investments in Associates* ("AASB 128") there is a presumption that an investor entity has significant influence over another entity when it holds 20% or more of the voting rights of the investee entity.

The consolidated entity is currently prevented from appointing any board members to the board of APT (through an undertaking provided to the Australian Competition and Consumer Commission), and it is also unable to exert any management influence over the day to day operations of APT. As a result, the consolidated entity has rebutted this presumption with regards to its investment in APT and does not consider APT to be an associate.

As a result, the consolidated entity has classified its investment in APT as an "available-for-sale" financial asset, which is marked-to-market (i.e. to fair value) through equity.

Refer to note 46 for post balance sheet events in relation to the units held in APT.

17 Current assets - Other current assets

	Consolidated		Parent	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
GST receivable	**4,576**	3,887	**-**	-
	4,576	3,887	**-**	-

18 Non-current assets - Receivables

	Consolidated		Parent	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Intragroup working accounts (i)	**-**	-	**5,179,511**	-
Loan to associate	**3,400**	-	**-**	-
Finance lease receivables (a)	**102,296**	-	**-**	-
Redeemable preference shares in associate (ii)	**124,460**	124,460	**-**	-
	230,156	124,460	**5,179,511**	-

(i) The intragroup working account is unsecured. The outstanding amount is at call and earns interest at 8% per annum.

(ii) The investment in redeemable preference shares in an associated company, United Energy Distribution Holdings Pty Ltd ("UEDH"), attracts cumulative interest at a rate of 13.5% per annum and the principal is redeemable 20 years from the date of issue. Each redeemable preference share has an issue price of $99 and is stapled to one ordinary share of UEDH with each ordinary share having an issue price of $1. On winding up of UEDH, the holders of the redeemable preference shares shall be entitled to receive the amount paid up upon the issue of those shares and any accrued but unpaid dividends in respect of those shares, in priority to any payment of capital to the holders of other shares in the capital of UEDH.

(a) Finance leases

	Consolidated		Parent	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Finance lease receivables				
Gross receivables from finance leases:				
Not later than 1 year	**19,763**	-	**-**	-
Later than 1 year and not later than 5 years	**76,740**	-	**-**	-
Later than 5 years	**80,388**	-	**-**	-
Unearned finance income	**(61,739)**	-	**-**	-
Net investment in finance leases	**115,152**	-	**-**	-

The net investment in finance leases may be analysed as follows:

	Consolidated		Parent	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Not later than 1 year	**12,856**	-	**-**	-
Later than 1 year and not later than 5 years	**46,973**	-	**-**	-
Later than 5 years	**55,323**	-	**-**	-
	115,152	-	**-**	-

Finance lease receivables are recognised in relation to the Wattlepoint Wind Farm ($211.1m) (refer note 14(a)), the Cawse Power Station ($41.3m) and the Glenbrook Power Station ($73.9m).

18 Non-current assets - Receivables (continued)

(b) Fair values

(i) Trade and other receivables

For receivables with a remaining life of less than one year, the carrying amount is deemed to reflect the fair value. All other receivables are discounted to determine the fair value. In the case of the redeemable preference shares the coupon rate is an equivalent market rate for that class of equity instrument, therefore the fair value is not materially different from the carrying amount.

Interest rates used for determining fair values are based on the government yield curves plus a credit spread.

(c) Interest rate risk

The Group's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following tables.

2006	**Fixed interest maturing in:** 1 year or less	Over 1 to 5 years	Over 5 years	**Non-interest bearing**	**Total**
	$'000	$'000	**$'000**	**$'000**	**$'000**
Trade receivables	-	-	-	234,506	234,506
UEDH redeemable preference shares	-	-	124,460	-	124,460
Loan to associate	-	-	3,400	-	3,400
Finance lease receivable	223,956	46,973	55,323	-	326,252
Other receivables	-	-	-	133,160	133,160
	223,956	46,973	183,183	367,666	821,778
Weighted average interest rate	8.25 %	8.25 %	11.88 %	-	

2005	Fixed interest maturing in: 1 year or less	Over 5 years	Non-interest bearing	Total
	$'000	$'000	$'000	$'000
Trade receivables	-	-	127,958	127,958
UEDH redeemable preference shares	-	124,460	-	124,460
Promissory note receivable	-	-	328,497	328,497
Other receivables	-	-	94,486	94,486
	-	124,460	550,941	675,401
Weighted average interest rate	-	13.50 %	-	

19 Non-current assets - Inventories

	Consolidated **2006**	2005	**Parent** **2006**	2005
	$'000	$'000	**$'000**	$'000
Strategic spares and stores	**10,139**	-	-	-
Linepack and take or pay prepaid gas	**2,533**	-	-	-
	12,672	-	-	-

20 Non-current assets - Other financial assets

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Shares in other corporations - at fair value (a)	**806**	52,175	**-**	-

The shares in other corporations in the prior year primarily represents shares in AGL (refer note 7).

(a) Fair value

Fair value is based on quoted market prices at the balance sheet date.

21 Non-current assets - Property, plant and equipment

Consolidated	Assets under construction $'000	Freehold land $'000	Buildings $'000	Plant & equipment $'000	Leasehold improvements $'000	Leased plant & equipment $'000	Total $'000
At 1 January 2005							
Cost	131,646	3,259	18,747	1,685,376	2,239	225	1,841,492
Accumulated depreciation	-	-	(636)	(83,441)	(452)	(172)	(84,701)
Net book amount	131,646	3,259	18,111	1,601,935	1,787	53	1,756,791
Year ended 31 December 2005							
Opening net book amount	131,646	3,259	18,111	1,601,935	1,787	53	1,756,791
Revaluation surplus	-	-	288	-	-	-	288
Additions	125,016	-	-	33,877	286	-	159,179
Disposal of entity (Note 6)	(6,512)	(2,418)	(14,760)	(1,001,005)	(209)	(53)	(1,024,957)
Disposals	-	(315)	(2,749)	(2,217)	(1,235)	-	(6,516)
Depreciation expense	-	-	(375)	(51,209)	(236)	-	(51,820)
Transfers	(7,732)	-	-	7,732	-	-	-
Closing net book amount	242,418	526	515	589,113	393	-	832,965
At 31 December 2005							
Cost	242,418	526	602	666,005	633	-	910,184
Accumulated depreciation	-	-	(87)	(76,892)	(240)	-	(77,219)
Net book amount	242,418	526	515	589,113	393	-	832,965

Consolidated	Assets under construction $'000	Freehold land $'000	Buildings $'000	Plant & equipment $'000	Leasehold improvements $'000	Total $'000
Year ended 31 December 2006						
Opening net book amount	242,418	526	515	589,113	393	832,965
Additions through acquisition of entity (note 7)	19,077	17,519	22,166	4,879,247	4,508	4,942,517
Additions	274,089	4	540	74,997	88	349,718
Disposals	(700)	-	-	(6,291)	(698)	(7,689)
Depreciation expense	-	-	(73)	(46,959)	(749)	(47,781)
Transfers	(179,133)	-	-	173,060	6,073	-
Closing net book amount	355,751	18,049	23,148	5,663,167	9,615	6,069,730
At 31 December 2006						
Cost	355,751	18,049	23,308	5,787,872	10,630	6,195,610
Accumulated depreciation	-	-	(160)	(124,705)	(1,015)	(125,880)
Net book amount	355,751	18,049	23,148	5,663,167	9,615	6,069,730

22 Non-current assets - Intangible assets

Consolidated	Network licence $'000	Goodwill $'000	Deferred borrowing costs $'000	Easement rights $'000	Contract intangibles $'000	Customer relationship intangible $'000	Managemen t contract rights $'000	IT licence and systems $'000	Total $'000
At 1 January 2005									
Cost	85,801	369,177	29,628	30,612	284,749	16,494	13,019	33,095	862,575
Accumulated amortisation	-	-	(8,825)	(571)	(10,014)	(897)	(1,304)	(17,455)	(39,066)
Net book amount	85,801	369,177	20,803	30,041	274,735	15,597	11,715	15,640	823,509
Year ended 31 December 2005									
Opening net book amount	85,801	369,177	20,803	30,041	274,735	15,597	11,715	15,640	823,509
Exchange differences	-	-	-	-	-	(98)	-	-	(98)
Additions	-	-	-	880	805	-	-	13,990	15,675
Subsidiary sold	-	(366,364)	-	(28,950)	(260,414)	(14,528)	-	(1,367)	(671,623)
Transfer to interest bearing liabilities on adoption of AIFRS (AASB 139)	-	-	(20,803)	-	-	-	-	-	(20,803)
Amortisation charge	-	-	-	(1,971)	(12,557)	(971)	(986)	(3,412)	(19,897)
Transfers	-	(2,813)	-	-	(2,569)	-	-	(850)	(6,232)
Closing net book amount	85,801	-	-	-	-	-	10,729	24,001	120,531
At 31 December 2005									
Cost	85,801	-	-	-	-	-	13,019	27,730	126,550
Accumulated amortisation	-	-	-	-	-	-	(2,290)	(3,729)	(6,019)
Net book amount	85,801	-	-	-	-	-	10,729	24,001	120,531

Consolidated	Network licence $'000	Goodwill $'000	Deferred borrowing costs $'000	Easement rights $'000	Contract intangibles $'000	Customer relationship intangible $'000	Managemen t contract rights $'000	IT licence and systems $'000	Total $'000
Year ended 31 December 2006									
Opening net book amount	85,801	-	-	-	-	-	10,729	24,001	120,531
Additions	-	-	-	-	-	-	-	24,043	24,043
Additions through acquistion of entity (note 7)	243	1,696,821	-	28,722	474,504	-	12,754	24,517	2,237,561
Amortisation charge	-	-	-	-	(3,041)	-	(980)	(7,857)	(11,878)
Disposals	-	-	-	-	-	-	-	(1,710)	(1,710)
Closing net book amount	86,044	1,696,821	-	28,722	471,463	-	22,503	62,994	2,368,547
At 31 December 2006									
Cost	86,044	1,696,821	-	28,722	474,504	-	25,772	74,944	2,386,807
Accumulated amortisation	-	-	-	-	(3,041)	-	(3,269)	(11,950)	(18,260)
Net book amount	86,044	1,696,821	-	28,722	471,463	-	22,503	62,994	2,368,547

22 Non-current assets - Intangible assets (continued)

The distribution licences are considered to have an indefinite useful life as there is evidence that the licence will be renewed. The conditions necessary for renewal are present and the cost of renewal is insignificant. The factors playing a significant role in this assessment are the performance of the licensee and all information requirements of the relevant authority have been satisfied.

(a) Impairment tests for cash-generating units containing goodwill

For the purpose of impairment testing, goodwill is allocated to the Group's operating divisions which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

Goodwill was acquired as part of the AGL transaction on 25 October 2006 and the AIH acquisition on 19 December 2006 (refer to note 7) . A formal impairment test based on fair value less cost to sell methodology has been performed subsequent to the acquisitions and no impairment has been identified. The methodology was determined through individual asset valuations and by reference to the recent acquisition values.

(b) Impairment tests for cash-generating units containing intangibles with an indefinite useful life

The cash-generating unit ("CGU") containing the network licence is the Alinta Network Holdings consolidated group.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five year period. Cash flows for a further thirty-five year period are extrapolated using a 0.5% growth rate. A pre-tax discount rate of 8.72% has been used in discounting the projected cash flows.

(c) Key assumptions used for value-in-use calculations

The key assumptions and the approach to determining their value in the current and previous period are:

Assumptions	**How determined**
Sales price growth	Prediction of change in prices set by the regulator based on historical changes in price.

23 Current liabilities - Trade and other payables

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Trade payables	**144,387**	129,789	-	-
Amounts due to former AIH shareholders(refer note 7)	**188,581**	-	-	-
Hedge payable	**37,838**	6,258	-	-
Interest payable	**31,585**	6,559	-	-
Other payables	**55,958**	6,768	-	-
	458,349	149,374	-	-

All current payables are non-interest bearing.

(a) Fair values

The notional amount is deemed to reflect the fair value of payables with a remaining life of less than a year.

24 Current liabilities - Interest bearing liabilities

	Consolidated		Parent	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Secured				
Bank loans	317,955	-	-	-
Deferred borrowing costs	(1,490)	-	-	-
Total secured current interest bearing borrowings	316,465	-	-	-
Unsecured				
Fixed rate notes	325,000	-	-	-
Reset preference shares (b)	-	73,301	-	-
Bank loans	520,000	4,000	-	-
Total unsecured current interest bearing borrowings	845,000	77,301	-	-
Total current interest bearing borrowings	1,161,465	77,301	-	-

Of the secured bank loans, $155.5m is secured by a fixed and floating charge over the controlled entity which holds units in Alinta Infrastructure Holdings. The remainder is secured by a share mortgage over the units in Australian Pipeline Trust.

Information concerning the effective interest rate and credit risk of both current and non-current interest bearing liabilities is set out in the non-current interest bearing liabilities note (note 29).

(a) Refinancing

As at 31 December 2006 the Alinta group had external debt of $6.3 billion. Alinta has classified $1.2 billion of debt as current as at 31 December 2006.

The debt that is due to mature in 2007 relates to Trewas Pty Limited ($162.5m), Alinta 2000 Limited ($155.5m), Alinta LGA Limited ($825.0m) and Alinta Network Holdings Pty Limited ($20.0m).

The Company expects to retire the Trewas Pty Limited loan during 2007.

The Alinta 2000 Limited facility will be fully drawn to its limit of $600.0m subsequent to 31 December 2006 and has recently been extended to November 2007.

Alinta is confident of successfully refinancing that portion of the Group's debt maturing in 2007 having considered current and continuing high levels of liquidity in both domestic and international debt markets, proceeds available from planned asset sales and advanced negotiations with a financial third party to provide an underwritten debt package.

(b) Reset preference shares

Terms and conditions

The reset preference shares attracted an interest rate of 5.755%. Reset preference shares were perpetual but were also convertible into ordinary shares in certain circumstances. All reset preference shares were converted into ordinary shares in Alinta 2000 Limited by 31 August 2006 in accordance with the conversion notice issued on 19 July 2006.

	Number of Shares			
	2006	2005	2006 $'000	2005 $'000
Opening balance	716,850	1,299,738	73,301	128,916
Adjustment on adoption of AASB 132 and AASB 139	-	-	-	4,133
Conversion of reset preference shares	(716,850)	(582,888)	(73,301)	(59,748)
	-	716,850	-	73,301

25 Current liabilities - Income tax payable

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Income tax payable	**24,859**	90,274	**10,883**	-

The current income tax liability represents the amount of income taxes payable in respect of current and prior periods.

In accordance with the tax consolidation legislation, the Company, as the head entity of one of the Australian tax consolidated groups, has assumed the current income tax liability initially recognised by the members in that tax consolidated group.

26 Current liabilities - Provisions

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Employee benefits	**67,961**	29,147	-	-
Levies and commercial disputes (note 39(b))	**72,416**	-	-	-
Indemnity to Associate (note 39(b)(i))	-	58,100	-	-
Other provisions	**14,337**	958	-	-
	154,714	88,205	-	-

The other provisions category consists of provisions for claims, make-good, defects, relocation, short-term environmental rehabilitation and additional immaterial sundry provision items. All of these provisions are expected to be utilised or released within 12 months of the balance sheet date.

Movements in provisions

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	Levies and commercial disputes $'000	Indemnity to Associate $'000	Other provisions $'000
Consolidated - 2006			
Current			
Carrying amount at start of year	-	58,100	958
Additional provisions recognised	-	-	2,051
Payments/other sacrifices of economic benefits	-	(21,374)	(2,470)
Acquisition of entities	72,416	(36,726)	13,798
Carrying amount at end of year	72,416	-	14,337

27 Current liabilities - Other financial liabilities

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Derivative payable (a)	**43,299**	-	-	-
Payable on second call (b)	-	65,699	-	-
	43,299	65,699	-	-

27 Current liabilities - Other financial liabilities (continued)

(a) As part of the transaction with AGL, Alinta acquired a number of electricity derivative contracts that will be novated to AGL (refer to note 2(o)(iii)).

(b) This represented Alinta's share of the second instalment for the investment in Alinta Infrastructure Holdings, which was paid in December 2006 (refer to note 6). This amount was non-interest bearing.

28 Non-current liabilities - Payables

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Intragroup working accounts	**-**	-	**4,784**	-
	-	-	**4,784**	-

There is no interest on intragroup working accounts and amounts are repayable on demand.

29 Non-current liabilities - Interest bearing liabilities

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Unsecured				
Floating rate notes	**280,000**	250,000	**-**	-
Fixed rate notes	**811,038**	198,922	**-**	-
Fixed rate notes - USD denominated	**826,278**	-	**-**	-
Bank loans - senior facility	**3,115,324**	292,505	**-**	-
Subordinated loan	**79,824**	79,824	**-**	-
Deferred borrowing costs	**(12,444)**	(5,811)	**-**	-
Total non-current interest bearing liabilities	**5,100,020**	815,440	**-**	-

29 Non-current liabilities - Interest bearing liabilities (continued)

(a) Financing arrangements

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Credit standby arrangements				
Total facilities				
Floating rate notes	**280,000**	250,000	-	-
Fixed rate notes	**1,137,492**	200,000	-	-
Fixed rate notes - USD denominated	**848,077**	-	-	-
Bank loan facilities	**5,185,162**	360,297	-	-
Subordinated loan	**79,824**	79,824	-	-
	7,530,555	890,121	-	-
Used at balance date				
Floating rate notes	**280,000**	250,000	-	-
Fixed rate notes	**1,136,038**	198,922	-	-
Fixed rate notes - USD denominated	**826,278**	-	-	-
Bank loan facilities	**3,953,279**	296,505	-	-
Subordinated loan	**79,824**	79,824	-	-
	6,275,419	825,251	-	-
Unused at balance date				
Fixed rate notes	**1,454**	-	-	-
Fixed rate notes - USD denominated	**21,799**	-	-	-
Bank loan facilities	**1,231,883**	64,870	-	-
	1,255,136	64,870	-	-

29 Non-current liabilities - Interest bearing liabilities (continued)

Floating rate notes
Alinta Network Holdings Pty Limited has floating rate notes with various counterparties for a total of $250m. These floating rate notes mature in 2012.

Alinta Energy Holdings Pty Limited acquired a $30m floating rate note as part of the AIH acquisition, which matures in 2011.

Fixed rate notes
The fixed rate notes include $600m for Alinta LGA Limited, which was acquired as part of the AGL transaction. Of this $600m, $325m is fixed at 7%, and matures in 2007. As such, this amount is classified as current as at 31 December 2006. The balance of $275m is fixed at 6.75% and matures in 2009.

Alinta Network Holdings Pty Limited has a fixed rate note of $199m. This amount is fixed at 5.75% and matures in 2010.

Alinta Energy Holdings Pty Limited has fixed rate notes of $90m which were acquired as part of the AIH transaction, which are fixed at 6.60% and mature in 2011.

AlintaAGL Pty Limited has a loan note with a value of $247m with its minority shareholder. This loan note matures in 2016 and has a coupon rate of 9.8%.

Fixed rate notes - USD denominated
These fixed rate notes include $670m for Alinta LGA Limited which was acquired as part of the AGL transaction. Of this, $316m is fixed at 6.40%, which matures in 2008 and $164m is fixed at 6.85%, maturing in 2018. A further $190m is fixed at 5.30%, maturing in 2015.

Alinta Energy Holdings Pty Limited has fixed rate notes of $156m which were acquired as part of the AIH transaction. Of this, $143m is fixed at 5.8% and matures in 2014. A further $13m is fixed at 5.9% and matures in 2016..

Bank loans
Of the total bank loans of $3,953m, $2,300m was acquired as part of the AGL acquisition. Of this latter amount, $500m matures in 2007, $1,050m in 2009 and $750m in 2011.

Trewas Pty Limited has bank debt of $162m which matures in 2007. As such, this amount is classified as current as at 31 December 2006.

AlintaGas Networks Pty Limited has $31m of bank debt which matures in 2008. Alinta Network Holdings Pty Limited has $20m of bank debt which matures in 2007, and a further $60m maturing in 2008. The $20m is therefore classified as current as at 31 December 2006.

Alinta Cogeneration (Pinjarra) Pty Limited has a $118m project finance facility with various providers which matures 15 years after completion of construction of the Alcoa cogeneration plant. Of this amount, $115m is currently drawn down. Alinta Cogeneration (Pinjarra) Pty Limited has a further $121m project finance facility with various providers which matures 15 years after completion of construction of the second Alcoa cogeneration plant. This facility is fully drawn down.

Alinta Cogeneration Finance Pty Limited has a $500m project finance facility. Of this amount $149m is currently drawn down.

Alinta 2000 Limited has a bridging loan of $155m which matures in 2007. As such, this amount is classified as current as at 31 December 2006. Alinta Energy Holdings Pty Limited has bank debt of $839m of which $491m matures in 2011 and $348m matures in 2009.

A percentage of the floating rate interest exposure associated with the bank facilities is managed through the use of AUD pay fixed interest rate swaps (refer note 37) and debt maturities are spread across a number of years in order to minimise potential refinance risk. USD cross-currency swaps are used to manage currency exposures on USD debt.

29 Non-current liabilities - Interest bearing liabilities (continued)

Subordinated loan

This amount comprises a subordinated loan of $79.8m, jointly with Diversified Utility and Energy Trusts No. 1 and No. 2, maturing in 2018. The interest rate on this loan is reset every six months based on a margin above the bank bill rate. The rate as at 31 December 2006 is 9.72%.

Security

Unless otherwise stated, the bank facilities and subordinated loan are unsecured based on negative pledge covenants. Refer to note 4.

(b) Interest rate risk exposures

The following table sets out the Group's exposure to interest rate risk, including the effective weighted average interest rate by maturity periods.

		Fixed interest rate maturing in:			
2006	Floating interest rate	1 year or less	Over 1 to 5 years	Over 5 years	Total
	$'000	$'000	$'000	$'000	$'000
Bank loans	3,953,279	-	-	-	3,953,279
Floating rate notes	280,000	-	-	-	280,000
Fixed rate notes - US denominated	-	-	315,936	510,342	826,278
Effect of interest rate swaps (note 36)	(3,478,490)	185,000	1,310,164	1,983,326	-
USD interest rate and currency swaps - Fixed (note 36)	171,165	-	-	(171,165)	-
Subordinated loan	79,824	-	-	-	79,824
Fixed rate notes	-	325,000	564,046	246,992	1,136,038
	1,005,778	510,000	2,190,146	2,569,495	6,275,419
Weighted average interest rate	6.32 %	6.54 %	6.82 %	6.79 %	

		Fixed interest rate maturing in:			
2005	Floating interest rate	1 year or less	Over 1 to 5 years	Over 5 years	Total
	$'000	$'000	$'000	$'000	$'000
Bank loans	296,505	-	-	-	296,505
Floating rate notes	250,000	-	-	-	250,000
Effect of interest rate swaps (note 36)	(441,754)	50,000	215,000	176,754	-
Subordinated loan	79,824	-	-	-	79,824
Floating rate notes	-	-	198,922	-	198,922
	184,575	50,000	413,922	176,754	825,251
Weighted average interest rate	6.29 %	5.73 %	5.31 %	6.11 %	

29 Non-current liabilities - Interest bearing liabilities (continued)

(c) Fair value

The fair value and carrying value of the interest bearing liabilities are:

	2006		2005	
	Carrying amount	Fair value	Carrying amount	Fair value
Non-traded financial liabilities				
Floating rate notes	**280,000**	**280,960**	250,000	250,402
Fixed rate notes	**1,136,038**	**1,139,300**	198,922	202,126
Fixed rate notes - USD denominated	**826,278**	**880,571**	-	-
Bank loans	**3,953,279**	**3,974,801**	296,505	296,832
Subordinated loans	**79,824**	**80,951**	79,824	80,893
	6,275,419	**6,356,583**	825,251	830,253

Estimation of fair values

Fair value is calculated based on discounted expected future principal and interest cash flows. Interest rates used for determining fair values are based on current interest rates for liabilities with similar risk profiles.

30 Non-current liabilities - Deferred tax liabilities

	Consolidated		Parent	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
The balance comprises temporary differences attributable to:				
Accruals	**(7,885)**	-	-	-
Accrued income	**17,800**	11,658	-	-
Defined benefits	**5,867**	-	-	-
Financial instruments	**20,790**	-	-	-
Future deductible	**(18,586)**	-	-	-
Intangibles	**81,036**	5,740	-	-
Investment in equity accounted investees	**24,708**	3,293	-	-
Lease receivable	**22,620**	-	-	-
Provisions	**(47,798)**	(14,255)	-	-
Property, plant and equipment	**142,028**	87,720	-	-
Shares in other corporations	**3,145**	1,366	-	-
Tax losses	**(66,794)**	(864)	-	-
Other	**206**	785	-	-
Net deferred tax liabilities	**177,137**	95,443	-	-

30 Non-current liabilities - Deferred tax liabilities (continued)

Unrecognised deferred tax assets

At 31 December 2006, a deferred tax asset of $498.8m for temporary differences of $1,662.7m and a deferred tax asset of $11.0m in relation to capital losses were not recognised because it is not probable that future taxable profit will be available, against which the consolidated entity can utilise the benefits therefrom. The deductible temporary differences and tax losses do not expire under current tax legislation.

31 Non-current liabilities - Provisions

	Consolidated		Parent	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Employee benefits	**26,826**	2,809	-	-
Decommissioning costs (i)	**59,681**	-	-	-
Other provisions	**73**	-	-	-
	86,580	2,809	-	-

(i) Decommissioning provision
The decommissioning provision represents the present value of future estimated costs to decommission and restore the power stations and gas and electricity transmission assets of the Group. The present value of decommissioning costs has been determined using a risk-free discount rate. The assumed costs of decommissioning are based on current best estimates and therefore uncertainty exists as to the actual costs to be incurred. The actual costs are expected to be incurred towards the end of the useful lives of the power and pipeline assets as set out in note 2(p).

Movements in provisions
Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	Decommissioning costs $'000	**Other provisions $'000**
Consolidated - 2006		
Non-current		
Carrying amount at start of year	-	-
Additional provisions recognised	3,567	73
Acquisition of entity	56,114	-
Carrying amount at end of year	59,681	73

32 Non-current liabilities - Retirement benefit obligations

Superannuation plans

The consolidated entity contributes to several accumulated contribution superannuation plans and four defined benefit employee superannuation plans. In the case of the accumulated contribution superannuation plans, contributions are charged against income as they are made.

Details with respect to the defined benefit plans are set out below.

(a) Defined Benefit Employee Superannuation Plans

United Energy Distribution Holdings ("UEDH") and Multinet Group Holdings ("MGH")

In accordance with the Provision of Labour Service Agreements between Alinta Asset Management Pty Ltd ("AAM") and UEDH and MGH, AAM manages the employee obligations of UEDH and MGH in relation to defined benefit employee superannuation plans currently in place. To the extent permitted by law, AAM has assumed the financial risks and benefits associated with the superannuation funds. The defined benefit fund is closed to new members.

All permanent employees of UEDH and MGH and casual employees hired directly, become members of Equipsuper unless they select an alternative superannuation fund. Permanent employees engaged after 2 October 1994 and all direct hire casual employees are members of an accumulation plan. All other permanent employees of UEDH and MGH are members of their own Defined Benefit Employee Superannuation Plan. The effective date of the last audit of the Defined Benefit Employee Superannuation Plan was 31 December 2005.

Alinta LGA Limited

Alinta LGA Limited makes contributions to two superannuation plans that provide defined benefit amounts to employees or their dependants upon retirement, resignation or death. Benefits are mostly in the form of a lump sum based on the employee's final average salary. The defined benefit plans are closed to new members. All new members receive accumulation-only benefits.

Alinta LGA Limited, as the sponsoring employer for the consolidated entity, recognises the defined benefit obligations and expenses for all the plans.

SuperSolutions Master Trust - AGL Division

The method used to determine the employer contribution recommendation is the Projected Unit Credit Method. This method aims to meet the cost of benefits each year as they accrue for members of the Plan in that year.

The consolidated entity has recognised an asset in the balance sheet in respect of its defined benefit superannuation arrangements. Subject to approval of the trustee and based on the advice of the actuary, any surplus that arises may be used by the consolidated entity to reduce its contributions to the Plan for a period or for a contribution holiday. There is no legal liability for the consolidated entity to make up any deficit that may arise. In the event that the Plan is terminated then the trustee is to determine the portion of assets held in the Plan for each member after seeking advice of the actuary and having regard to minimum benefits.

Equipsuper Fund

The method used to determine the employer contribution recommendations at the last actuarial review was the Target Funding method. The method adopted affects the timing of the cost to the employer. Under the Target Funding method, the employer contribution rate is set at a level such that the Plan's assets are expected to equal 105% of the Plan's liabilities on the actuarial funding basis within 5 years.

The consolidated entity has recognised an asset in the balance sheet in respect of the defined benefit superannuation arrangements. As a surplus currently exists in the Plan, the consolidated entity is able to benefit from it in the form of a reduction in the required contribution rate, based on the advice of the Plan's actuary. The company may at any time, by notice to the trustee, terminate its contributions. The consolidated entity has a liability to pay the monthly contributions due prior to the effective date of the notice, but there is no requirement to pay any further contributions, irrespective of the financial condition of the Plan.

32 Non-current liabilities - Retirement benefit obligations (continued)

(b) Balance sheet amounts

The amounts recognised in the balance sheet are determined as follows:

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Present value of the defined benefit obligations	**(207,508)**	(60,461)	-	-
Fair value of defined benefit plan assets	**227,058**	51,801	-	-
	19,550	(8,660)	-	-

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Retirement benefit surplus	**22,805**	-	-	-
Retirement benefit obligations	**(3,255)**	(8,660)	-	-
Net asset/(liability)	**19,550**	(8,660)	-	-

(c) Categories of plan assets

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Cash	**8,873**	3,626	-	-
Equity instruments	**143,377**	32,635	-	-
Debt instruments	**37,213**	-	-	-
Property	**25,650**	5,180	-	-
Other assets	**11,945**	10,360	-	-
	227,058	51,801	-	-

(d) Reconciliations

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Reconciliation of the present value of the defined benefit obligation, (which is partly funded):				
Balance at the beginning of the year	**60,461**	50,613	-	-
Current service cost	**3,101**	1,718	-	-
Interest cost	**3,860**	2,185	-	-
Contributions by plan participants	**1,178**	744	-	-
Actuarial losses recognised in equity	**3,101**	5,977	-	-
Benefits paid	**(10,531)**	(974)	-	-
Transfers in	**4**	198	-	-
Acquired in business combinations	**146,334**	-	-	-
Balance at the end of the year	**207,508**	60,461	-	-

32 Non-current liabilities - Retirement benefit obligations (continued)

Reconciliation of the fair value of plan assets:				
Balance at the beginning of the year	**51,801**	44,716	-	-
Expected return on plan assets	**5,576**	3,098	-	-
Actuarial gains recognised in equity	**8,197**	2,097	-	-
Contributions by Group companies	**2,679**	1,922	-	-
Contributions by plan participants	**1,178**	744	-	-
Benefits paid	**(10,531)**	(974)	-	-
Acquired in business combinations	**168,154**	-	-	-
Transfers in	**4**	198	-	-
Balance at the end of the year	**227,058**	51,801	-	-

(e) Amounts recognised in the income statement

The amounts recognised in the income statement are as follows:

	Consolidated		Parent	
	2006 **$'000**	2005 $'000	**2006** **$'000**	2005 $'000
Current service cost	**3,101**	1,718	-	-
Interest cost	**3,860**	2,185	-	-
Expected return on plan assets	**5,576**	3,098	-	-
Total included in employee benefits expense	**12,537**	7,001	-	-
Actual return on plan assets	**13,773**	5,196	-	-

(f) Amounts recognised in the statement of recognised income and expense

Net actuarial gains/losses recognised in equity (before tax)	**5,096**	(3,880)	-	-

(g) Principal actuarial assumptions

The principal actuarial assumptions used (expressed as weighted averages) were as follows:

	Consolidated		Parent	
	2006	2005	**2006**	2005
Discount rate (active members)	**4.9 %**	4.4 %	-	-
Discount rate (pensioners)	**5.7 %**	5.2 %	-	-
Expected return on plan assets (active members)	**6.8 %**	7.0 %	-	-
Expected return on plan assets (pensioners)	**7.5 %**	7.5 %	-	-
Future salary increases	**4.1 %**	4.5 %	-	-
Future pension increases	**3.0 %**	3.0 %	-	-

(h) Employer contributions

Equipsuper
The effective date of the last audit was 31 December 2005 and the funding ratio at this date was 114.9%.

The economic assumptions used by the actuary to make the funding recommendations were an expected rate of return on assets of 7.0% p.a. and an expected salary increase rate of 4.5% p.a.

In accordance with the various Trust Deeds, Alinta and its controlled entities are under no legal obligation to make up any shortfall in the Plan's assets to meet payments due to employees. Whilst the Group has no legal obligation to settle this liability with an immediate contribution or additional one-off contributions, the Group intends to continue to contribute to the defined benefit plan at a rate of 9.7% of defined benefit members' salaries.

32 Non-current liabilities - Retirement benefit obligations (continued)

SuperSolution Master Trust
Contribution recommendations occur in accordance with the SuperSolution Master Trust funding policy. Based on this policy and the actuarial valuation at 30 June 2004, the actuary has recommended contribution rates between 8.0% - 25.7% until the next actuarial valuation due on 30 June 2007.

The economic assumptions used by the actuary to make the funding recommendations were a discount rate of 6.5% and an expected salary increase rate of 3.5%.

Equipsuper - Alinta LGA
Contribution recommendations occur in accordance with the Equipsuper contribution and funding policy after the update of the employee benefit accounts each six months. The last such update occurred as at 31 December 2005. The recommended contribution rate effective 1 July 2005 was nil.

The economic assumptions used by the actuary to make the funding recommendations were an expected rate of return on plan assets of 7.0% and an expected salary increase rate of 4.5%.

(i) Net financial position of plans

In accordance with AAS 25 *Financial Reporting by Superannuation Plans* a plan's net financial position is determined as the difference between the present value of the accrued benefits and the net market value of plan assets. This has been determined as at the date of the most recent financial report of the superannuation fund (30 June 2004 for SuperSolution Master Trust and 30 June 2005 for Equipsuper), and a surplus of $5.7m (2005: $2.9m) was reported.

The surplus under AAS 25 differs from the net asset position of $19.6m recognised in the balance sheet as at 31 December 2006, due to different measurement rules in the relevant accounting standards AAS 25 and AASB 119 *Employee Benefits* and different measurement dates.

(j) Historic summary

	2006 **$'000**	2005 $'000	2004 $'000
Defined benefit plan obligations	**(207,508)**	(60,461)	(50,613)
Plan assets	**227,058**	51,801	44,716
Surplus / (deficit)	**19,550**	(8,660)	(5,897)
Experience adjustments arising on plan liabilities	**(3,851)**	1,968	829
Experience adjustments arising on plan assets	**(1,051)**	(2,098)	(3,879)

Information for years prior to 2004 is not available.

33 Contributed equity

(a) Contributed Equity

Consolidated	Contributed equity $'000	Hedging reserve $'000	Available for sale investment revaluation reserve $'000	Foreign currency translation reserve $'000	Retained earnings $'000	Total $'000
Balance at 1 January 2005	940,724	-	-	7,085	140,024	1,087,833
Adjustment on adoption of AASB 132 and AASB 139 (net of tax)	(128,916)	(1,453)	-	-	(1,482)	(131,851)
Correction of errors in previous financial year (Note 8)	-	-	-	-	(970)	(970)
Balance at 1 January 2005 (restated)	811,808	(1,453)	0	7,085	137,572	955,012
Actuarial gains/(losses) on defined benefit plans	-	-	-	-	(2,715)	(2,715)
Changes in the fair value of cash flow hedges, net of tax	-	(2,594)	-	-	-	(2,594)
Net share of movements in reserves of associates	-	(640)	-	-	-	(640)
Exchange differences on translation of foreign operation	-	-	-	(2,490)	-	(2,490)
Profit for period	-	-	-	-	232,195	232,195
Conversion of reset preference shares	59,748	-	-	-	-	59,748
Exercise of executive options	6,311	-	-	-	-	6,311
Dividend Reinvestment Plan issues	30,476	-	-	-	-	30,476
Disposal of interest in subsidiaries	-	2,276	-	(4,595)	-	(2,319)
Dividends paid to minority interest	-	-	-	-	(3,887)	(3,887)
Dividends provided for or paid	-	-	-	-	(120,478)	(120,478)
Share based payments	-	-	-	-	1,121	1,121
Balance at 31 December 2005	908,343	(2,411)	0	0	243,808	1,149,740
Balance at 1 January 2006	908,343	(2,411)	0	0	243,808	1,149,740
Actuarial gains/(losses) on defined benefit plans	-	-	-	-	3,566	3,566
Changes in the fair value of available-for-sale financial assets, net of tax	-	-	(20,467)	-	-	(20,467)
Changes in the fair value of cash flow hedges, net of tax	-	11,342	-	-	-	11,342
Net share of movements in reserves of associates	-	17,816	-	492	-	18,308
Exchange differences on translation of foreign operations	-	-	-	(91)	-	(91)
Profit for period	-	-	-	-	172,669	172,669
Contributions of equity, net of reverse acquisition accounting adjustment (Note (b))	2,255,584	-	-	-	-	2,255,584
Conversion of reset preference shares	73,301	-	-	-	-	73,301
Exercise of executive options	10,080	-	-	-	-	10,080
Dividend Reinvestment Plan issues	25,940	-	-	-	-	25,940
Dividends paid to minority interest	-	-	-	-	(4,023)	(4,023)
Dividends provided for or paid	-	-	-	-	(161,506)	(161,506)
Share based payments	-	-	-	-	1,691	1,691
Balance at 31 December 2006	3,273,248	26,747	(20,467)	401	256,225	3,536,154

Parent	Contributed equity $'000	Hedging reserve $'000	Available for sale investment revaluation reserve $'000	Foreign currency translation reserve $'000	Retained earnings $'000	Total $'000
Balance at 1 January 2006	-	-	-	-	-	-
Profit for the period	-	-	-	-	52,065	52,065
Contributions of equity	5,108,746	-	-	-	-	5,108,746
Exercise of executive options	3,087	-	-	-	-	3,087
Share based payments	-	-	-	-	418	418
Balance at 31 December 2006	5,111,833	-	-	-	52,483	5,164,316

33 Contributed equity (continued)

(b) Movements in ordinary share capital of Alinta Limited:
Consolidated

Details	Number of Shares	$'000
Opening balance - 1 January 2005	246,069,263	811,808
Conversion of reset preference shares	9,463,034	59,748
Exercise of options	1,322,254	6,311
Dividend Reinvestment Plan issues	3,154,509	30,476
Balance - 31 December 2005	260,009,060	908,343
Opening balance - 1 January 2006	260,009,060	908,343
Conversion of reset preference shares	11,741,755	73,301
Exercise of options	1,591,052	10,080
Dividend Reinvestment Plan issues	2,411,973	25,940
Issue of shares	217,728,327	2,255,584
Balance - 31 December 2006	493,482,167	3,273,248

Issued capital in the Group financial statements comprises shares on issue of Alinta 2000 Limited (formerly Alinta Limited) as deemed acquiring company under the principles of reverse acquisition accounting. The balance of share capital in the Company's financial statements represents the shares on issue of Alinta Limited, following the AGL transaction on 25 October 2006 (refer note 7). This differs from the Group by the reverse acquisition adjustment ($1,838,585).

Parent

Details	Number of Shares	$'000
Opening balance - 1 January 2006	-	-
Issue of shares	493,129,823	5,108,746
Exercise of options	352,344	3,087
Dividend Reinvestment Plan issues	-	-
Issue of shares	-	-
Balance - 31 December 2006	493,482,167	5,111,833

Issue of shares in the legal parent, Alinta Limited, relates to the value of shares issued to AGLE shareholders, and former Alinta 2000 Limited shareholders, as part of the Scheme of Arrangement on 25 October 2006.

(c) Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands, every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll, each share is entitled to one vote.

(d) Dividend reinvestment plan
The Group implemented a Dividend Reinvestment Plan in January 2005. All holders of ordinary shares are eligible to participate in the plan at a reinvestment price based on the averages of the daily volume weighted average sales price of all ordinary fully paid Alinta shares on the ASX during the 10 trading days commencing on the 5th trading day prior to, and inclusive of the record date for the eligible dividend

(e) Nature and purposes of reserves
(i) Available-for-sale investment revaluation reserve
Changes in the fair value and exchange differences arising on translation of investments, such as equities, classified as available-for-sale financial assets, are taken to the available-for-sale investments revaluation reserve. Amounts are recognised in the income statement when the associated assets are sold or impaired.

(ii) Hedging reserve - cash flow hedges
The hedging reserve is used to record gains or losses on the effective portion of cash flow hedges that are recognised directly in equity, as described in note 2(o). Amounts are recognised in the income statement, or in the cost of the relevant assets, when the associated hedged transaction occurs.

(iii) Foreign currency translation reserve
Exchange differences arising on translation of a foreign controlled entity where the functional currency is different to the presentation currency, are taken to the foreign currency translation reserve. The reserve is recognised in the income statement when the net investment is disposed of.

34 Minority interests

	2006 $'000	2005 $'000
Interest in:		
Share Capital	**253,908**	249
Retained Earnings	**(2,439)**	14
	251,469	263

35 Dividends

	Parent	
	2006 $'000	2005 $'000
Ordinary shares		
Final dividend in relation to the 2005 financial year of 23 cents (2004 - 27 cents) per fully paid share paid on 31 March 2006 (2004 - 31 March 2005)		
Fully franked based on tax paid @ 30%	**60,249**	66,892
	60,249	66,892
Interim dividend in relation to the 2006 financial year of 23 cents (2005 - 21 cents) per fully paid share paid on 29 September 2006 (2005 - 30 September 2005)		
Fully franked based on tax paid @ 30%	**60,979**	53,586
	60,979	53,586
Dividend representing a pro rata allocation of the anticipated 2006 final dividend of 14.625 cents (2005 - nil) per fully paid share paid on 24 October 2006		
Fully franked based on tax paid @ 30%	**40,278**	-
	40,278	-
Total dividends provided for or paid	**161,506**	120,478

35 Dividends (continued)

Reset preference shares

Reset preference shares were classified as current interest bearing liabilities and any related dividends were classified as interest expense in the income statement. During the year, Alinta paid interest of $2.87 per reset preference share representing 5.755% payable for the period 1 October 2005 to 31 March 2006 (2005: $2.87) and $2.89 per reset preference share representing 5.755% payable for the period 1 April 2006 to 31 August 2006 (2005: $2.89). All reset preference shares were converted into ordinary shares in Alinta 2000 Limited by 31 August 2006 in accordance with the conversion notice issued on 19 July 2006.

Subsequent events

Since the end of the financial year, the Directors have declared the following payments:

- Final dividend payable on ordinary shares - fully franked at 8.375 cents per share totalling $41.3m. The total cash paid for this dividend will be dependent on the participation in the Dividend Reinvestment Plan.

Franked dividends

	Parent	
	2006	2005
	$'000	$'000
Franking credits available for subsequent financial years based on a tax rate of 30% (2005 - 30%)	**186,208**	- (i)

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:
(a) franking credits that will arise from the payment of the amount of the provision for income tax;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and
(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.

The impact on the dividend franking account of dividends proposed after balance sheet date, but not recognised as a liability is to reduce it by $12.4m (2005: $18.1m).

(i) No amounts are presented for 31 December 2005, as the parent entity was not incorporated at that date. However, in the prior year the previous parent entity of the Group had franking credits totalling $176.2m.

36 Derivative financial instruments

(a) Instruments used by the Group

The Group is party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in interest and foreign exchange rates in accordance with the Group's financial risk management policies (refer to note 4).

(i) Interest rate and cross-currency swap contracts

The consolidated entity enters into interest rate and cross-currency swaps in order to manage interest rate and currency exposures on borrowings. Interest rate swaps are used to convert a portion of the consolidated entity's floating interest rate exposures to fixed interest rate exposures, thereby reducing the volatility of interest costs between financial reporting periods. Cross-currency interest rate swaps are used to convert the USD principal and interest exposures on the debt facility to Australian dollars, thereby reducing the volatility between financial reporting periods. The settlement dates under the interest and cross currency swaps coincide with the dates on which interest is payable on the underlying debt and the contracts are settled on a net basis.

The consolidated entity classifies interest rate swaps as cash flow hedges and the cross-currency swaps as fair value hedges and measures them both at fair value. The fair value of cash flow hedges at 1 January 2005 was adjusted to a hedging reserve at that date.

The fair value recognised for interest rate swaps on the balance sheet as a net asset at 31 December 2006 was $9.8m, of which $6.9m is the after tax amount recorded as a cash flow hedge in the hedging reserve.

36 Derivative financial instruments (continued)

At 31 December 2006, the notional principal amounts and periods of expiry of the interest rate and cross-currency swap contracts are as follows:

	2006 $'000	2005 $'000
Less than 1 year	**185,000**	50,000
1 - 2 years	**530,164**	65,000
2 - 3 years	**750,000**	150,000
4 - 5 years	**30,000**	-
Over 5 years	**1,812,161**	176,754
	3,307,325	441,754

(ii) Forward exchange contracts - cash flow hedges

Forward foreign exchange contracts have been entered into, in order to fix the AUD cost of equipment purchases and maintenance costs of co-generation projects denominated in foreign currencies. The consolidated entity classifies forward foreign exchange contracts as cash flow hedges and measures them at fair value. Their fair value as at 1 January 2005 was adjusted to a hedging reserve at that date.

The fair value recognised on the balance sheet as a net liability at 31 December 2006 was $31.6m, of which $17.7m was the after tax amount recognised in the hedging reserve.

The cash flows are expected to occur at various dates between six months to two years from the balance date. At balance date, the details of outstanding contracts are:

	Buy		Average exchange rate	
	2006 $'000	2005 $'000	**2006**	2005
USD				
0 - 6 months	**214**	142	**0.7591**	0.7372
6 - 12 months	-	3,773	-	0.7687
Japanese Yen				
0 - 6 months	**7,128**	1,760	**74.19**	70.31
6 - 12 months	**2,306**	25,449	**81.86**	71.50
1 -2 years	**458**	-	**81.90**	-
Euro				
0 - 6 months	**2,399**	18,695	**0.6184**	0.6198
6 - 12 months	**4,799**	17,891	**0.6198**	0.6128
1 - 2 years	-	5,840	-	0.6198
Swiss Francs				
0 - 6 months	**3,051**	26,448	**0.9440**	0.9481
6 - 12 months	**3,478**	19,931	**0.9481**	0.9481
1 - 2 years	-	5,029	-	0.9481

36 Derivative financial instruments (continued)

(b) Credit risk exposures

Credit risk is the potential for loss when a counterparty fails to honour a financial obligation. The magnitude of the potential exposure is dependent upon the type of financial transaction and its term.

The aim of credit risk management is to reduce the potential for default. The consolidated entity does this by establishing a credit policy and credit limits and by establishing an effective monitoring and review process (note 4).

In accordance with the Treasury Policy Statement, the consolidated entity only deals with derivative counterparties that have a long-term credit rating of A+ or better or are specifically approved by the Board.

(c) Interest rate risk exposures

The weighted average cost of debt is shown in note 29.

(d) Estimation of fair values

The fair values of forward exchange contracts and currency swap or option contracts are estimated using either marked-to-market using listed market prices or by calculating the discounted contractual cash flows at their forward price and deducting the current spot rate. For interest rate swaps discounted cash flow techniques are used. These are checked back to counterparty valuation confirmations.

Estimated future cash flows used in the models are based on best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date.

37 Key management personnel disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of that entity.

The following persons were considered key management personnel of the Parent and the Group during the financial year. Unless otherwise indicated these personnel were involved in the management of the Group for the entire period.

(a) Directors

(i) Chairman - non-executive
Tony Howarth (resigned as Chairman 3 May 2006)
John Poynton (appointed as Chairman 3 May 2006 and resigned as Chairman 8 January 2007)

(ii) Executive directors
Robert Browning, Chief Executive Officer (resigned 11 January 2007, giving 6 months notice)

(iii) Non-executive directors
John Akehurst (appointed 24 July 2006)
Fiona Harris
Tina McMeckan
Michael Wilkins
Timothy Healey (resigned 11 October 2006)
Tony Howarth (resigned as director 24 July 2006)
John Poynton (resigned as director 12 January 2007)

For changes to key management personnel subsequent to 31 December 2006 refer to note 46.

(b) Other key management personnel

Jim Hennessy	General Manager Alinta Energy
Chris Indermaur	General Manager Strategy and Development
Murray King	Company Secretary and General Counsel
Donald Mackenzie	General Manager Energy Markets (1 Jan 2006 - 25 Oct 2006) General Manager AlintaAGL (26 Oct 2006 - 31 Dec 2006)
Peter Magarry	Chief Operating Officer Alinta Asset Management
Stephen Pearce	Chief Financial Officer

37 Key management personnel disclosures (continued)

(c) Compensation for key management personnel

(i) Non-Executive Directors

The Remuneration and Nomination Committee reviews, on an annual basis, the level of fees for Non-Executive Directors of Alinta Limited. The Committee seeks external professional advice to ensure that Non-Executive Directors' fees are set at a level appropriate to attract and retain high quality Non-Executive Directors. Non-Executive Directors' fees are paid on a total cost remuneration basis. The current cap for Non-Executive Directors' remuneration for ordinary services is $1,500,000 per annum.

Non-Executive Director remuneration will be comprised of two main elements:
(a) Main board fees; and
(b) Committee fees.

The rates for Non-Executive Directors' remuneration as at 1 January 2007 are as follows:

- Chairman of the Board - $343,750 per annum (but no additional committee fees);
- Non-Executive Directors - $135,000 per annum;
- Chairman of the Audit and Risk Management Committee - $30,000 per annum;
- Chairman of the Remuneration and Nomination Committee - $20,000 per annum;
- Members of the Audit and Risk Management Committee - $15,000 per annum; and
- Members of the Remuneration and Nomination Committee - $10,000 per annum.

The Non-Executive Directors Remuneration Policy details the following policy principles:

The statutory superannuation contributions will form a part of the preceeding fee levels, where Non-Executive Directors are remunerated personally. Where Non-Executive Director remuneration is paid to a company, superannuation is not deducted. Retirement benefits, other than those funded via superannuation, will not be provided by Alinta Limited.

Differences in workloads of Non-Executive Directors will arise mainly due to their involvement in Board Committees in addition to their main Board responsibilities. Thus, differences in workloads and responsibilities will be recognised via committee fees in addition to main board fees.

The Chair of the Board will be paid main board fees at a higher rate than other Non-Executive Directors to reflect the additional workload and tasks undertaken. The fee for the Chair of the Board is approximately 2.5 times the other Non-Executive Director base fee but the Chairman does not receive any additional committee fees.

Consistent with the Australian Stock Exchange (ASX) Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations, the remuneration of Non-Executive Directors will be composed of fixed sums and does not include incentive remuneration.

Non-Executive Directors will be strongly encouraged to hold securities in Alinta and Alinta will enable a fee sacrifice securities acquisition plan (Deferred Employee Share Plan) to enable this to occur, subject to ASX waivers.

Non-Executive Directors remuneration (board fees, committee fees, superannuation contributions and share acquisitions) will be set by reference to the median of market practice for comparable companies (fundamentally market capitalisation size and industry sector) listed on the ASX. Non-Executive Directors remuneration of Non-Executive Directors without committee involvement will be pitched below the median of market practice and those with heavy committee workloads and responsibilities would fall between the 50th and 75th percentiles of market practice. Others would fall between these two levels of Non-Executive Directors remuneration.

The Remuneration and Nomination Committee may from time to time recommend to the Board, the awarding of Extra Exertion Allowances to members of the Board for exceptional additional workloads of Non-Executive Directors related to the growth strategy of Alinta. Where an allowance is approved, the amount will be linked to a notional charge rate, such as an hourly rate, and will appropriately reward and recognise effort.

The Remuneration and Nomination Committee will recommend and the Board will approve on an annual basis the fee adjustment within the aggregate fee limit for the Non-Executive Directors. Shareholder approval will be sought to adjust the Aggregate Fee Limit (AFL) for the Board from time to time, when the AFL does not provide competitive market adjustments, no more than biannually, unless there are exceptional business circumstances.

37 Key management personnel disclosures (continued)

For the year ended 31 December 2006, Ms McMeckan and Ms Harris were paid $47,800 and $40,400 respectively for additional services requested of them in connection with the AGL transaction and the assessment of the various acquisition opportunities. For the year ended 31 December 2005, Ms McMeckan and Ms Harris were paid $20,000 each for additional services requested of them in accordance with the due diligence committee for the AIL selldown transaction.

(ii) Other key management personnel
Alinta aims to develop and grow as a viable and dynamic company that attracts, rewards and motivates talented employees. It adopts remuneration policies that strike a balance between sustaining business profitability and managing in a competitive employment market. To this end, and within the bounds set by legislation and other industrial agreements, the Company sets remuneration policies intended to support both building a performance-oriented culture and the business direction. The framework provides a mix of fixed and variable pay, and a blend of short-term and long-term incentives. As employees gain seniority within the Group, the balance of this mix moves to a higher proportion of "at risk" rewards. The Company has adopted a formal remuneration and reward policy that is available on the Alinta website.

Total employee reward
Alinta's Remuneration Framework is based on the concept of Total Employee Reward. This encompasses the three components of fixed remuneration, variable remuneration and recognition or non-financial reward. All positions are evaluated in line with the Mercer job evaluation framework, in order to gain an objective assessment on the size of the job. The evaluation score is used to identify the position as belonging to one of 12 salary tiers. The salary tier structure is used as a means of identifying the remuneration and benefits that apply to each role.

Fixed remuneration
Fixed remuneration is expressed as Total Cost Remuneration, or TCR. TCR includes salary and superannuation entitlements, and is used as a basis for remuneration review, leave payments on termination and redundancy payments.

Benefits such as mobile telephones, incentive payments, work vehicles etc are excluded from the calculation of this figure. The range of remuneration for each position is determined by the market data for the salary tier, which the job evaluation has determined the role to fit within. Alinta benchmarks remuneration in the national general market. For Leadership Team roles Alinta references a more specific comparator group made up of companies with a market capitalisation similar to that of Alinta. From time to time, where the need arises, other more specific market data may be used for certain job families. The market salary data for each tier is updated annually in October. Alinta does not incorporate cost of living differentials into its remuneration policy.

Remuneration is reviewed formally once per year, in December, however there is no automatic entitlement to a salary increase. Increases relate to performance, as measured by the Alinta Performance Management System, and market movements in salaries for similar sized jobs and the Company's ability to pay. In order to receive a pay increase the individual must be meeting the expectations and requirements for the role. Where an individual's TCR is already at the maximum of the range for their tier and they have met the performance expectations of the role a discretionary lump sum bonus may be paid.

Role specific allowances may be paid in addition to TCR, to recognise the business requirements for particular roles to work, for example, shift arrangements or on-call availability. The quantum for this allowance depends on the role requirements and work arrangements.

Short-term incentive payment
Employees have the opportunity to earn an annual lump sum incentive payment through the achievement of annual goals established with their manager at the beginning of each fiscal year.

Long-term incentive payment
From time to time, employees in senior management roles may be invited, with approval from the Board, to participate in a Long-Term Incentive Plan. The details of each offer under this Plan are provided to approved employees, if and when the Plan and participation rules are approved by the Board Remuneration and Nomination Committee (refer to note 50).

Recognition and reward
The key element of Alinta's strategy has been the pursuit of profitable growth opportunities. When significant accomplishments are made in achievement of this strategy, an employee, or team of employees, may work beyond the call of duty to meet these challenging objectives, or may substantially exceed expectations. Alinta recognises such behaviours by way of non-financial rewards and discretionary awards where appropriate.

37 Key management personnel disclosures (continued)

(d) Details of compensation

Details of the compensation of each element of the emoluments of each of the key management personnel of the Company and the consolidated entity for the year ended 31 December 2006 are set out in the following tables.

(i) Directors of Alinta Limited

2006	Primary				Post-employment		Equity		
Name	Cash salary and fees $	Exertion allowance* $	Short-term incentive payment $	Discretionary Award** $	Salary continuance premiums $	Super-annuation $	Options $	Share-based payment $	Total $
John Akehurst^	47,582	-	-	-	-	4,282	-	-	51,864
Fiona Harris	132,002	40,400	-	-	-	11,880	-	5,000	189,282
Tina McMeckan	113,654	47,800	-	-	-	10,229	-	5,000	176,683
Michael Wilkins	118,241	-	-	-	-	10,642	-	6,000	134,883
Timothy Healey^^	114,679	-	-	-	-	10,321	-	2,500	127,500
Tony Howarth^^^	102,014	-	-	-	-	9,181	-	-	111,195
John Poynton^^^^	217,876	-	-	-	-	-	-	-	217,876
Robert Browning	1,089,450	-	360,000	750,000	709	130,451	5,000	3,682	2,339,292
Total	1,935,498	88,200	360,000	750,000	709	186,986	5,000	22,182	3,348,575

^ amounts relate to part year only as Mr Akehurst was appointed as a Director on 24 July 2006
^^ amounts relate to part year only as Mr Healey resigned as a Director on 11 October 2006
^^^ amounts relate to part year only as Mr Howarth resigned as Chairman on 3 May 2006 and as a Director on 24 July 2006
^^^^ amounts include fees as a Director to 3 May 2006 and as Chairman from that date

2005	Primary				Post-employment		Equity		
Name	Cash salary and fees $	Exertion Allowance* $	Short-term incentive payment $	Discretionary Award** $	Salary continuance premiums $	Super-annuation $	Options $	Share-based payment $	Total $
Fiona Harris	99,295	20,000	-	-	-	8,936	-	4,231	132,462
Tina McMeckan	89,824	20,000	-	-	-	8,084	-	4,231	122,139
Michael Wilkins	41,867	-	-	-	-	3,768	-	-	45,635
Timothy Healey	89,824	-	-	-	-	8,084	-	4,231	102,139
Tony Howarth	172,945	-	-	-	-	15,565	-	4,038	192,548
John Poynton	103,582	-	-	-	-	-	-	-	103,582
Robert Browning	915,292	-	229,439	750,000	368	103,026	20,000	2,542	2,020,667
Total	1,512,629	40,000	229,439	750,000	368	147,463	20,000	19,273	2,719,172

^ amounts relate to part year only as Mr Wilkins was appointed as a Director on 18 July 2005.

* In 2006, Ms Harris and Ms McMeckan each received an exertion allowance for additional services requested of them in connection with the AGL transaction and the assessment of the various acquisition opportunities. In 2005, Ms Harris and Ms McMeckan each received an exertion allowance for additional services requested of them in connection with the due diligence committee for the AIL selldown transaction. These payments were approved by the Board of Directors.

The directors are entitled to participate in the DESP. Under the DESP, the Company makes a co-contribution of $0.50 for every $1.00 a participant salary sacrifices into the plan of up to a maximum of $5,000 per annum. The DESP commenced in July 2005, see note 50 for further details on DESP.

37 Key management personnel disclosures (continued)

(ii) Other key management personnel

2006	Primary			Post-employment		Equity		
Name	Cash salary and fees $	Short-term incentive $	Discretionary award** $	Salary continuance premiums $	Super-annuation $	Options $	Share-based payments $	Total $
Jim Hennessy	300,147	52,525	20,000	709	31,740	78,533	4,994	488,648
Chris Indermaur	397,803	91,200	1,250,000	709	35,806	116,601	3,000	1,895,119
Murray King	291,285	71,906	175,000	709	26,216	72,612	5,000	642,728
Donald Mackenzie	287,955	55,770	15,000	709	30,935	69,744	-	460,113
Peter Magarry	419,608	84,845	40,000	709	43,366	110,403	3,000	701,931
Stephen Pearce	435,780	23,394	350,000	709	41,326	47,608	6,000	904,817
Total	2,132,578	379,640	1,850,000	4,254	209,389	495,501	21,994	5,093,356

2005	Primary			Post-employment		Equity		
Name	Cash salary and fees $	Short-term incentive $	Discretionary award** $	Salary continuance premiums $	Super-annuation $	Options $	Share-based payment $	Total $
John Cahill^	193,717	61,295	-	276	22,950	62,717	4,038	344,993
Jim Hennessy	238,531	50,642	35,000	368	26,025	49,577	1,923	402,066
Chris Indermaur	366,116	73,798	750,000	368	39,592	75,102	5,000	1,309,976
Murray King	216,133	47,564	250,000	368	23,733	47,688	2,065	587,551
Donald Mackenzie	195,815	49,948	-	368	22,119	44,184	-	312,434
Peter Magarry	301,579	78,306	-	368	34,190	77,203	1,147	492,793
Stephen Pearce^^	131,743	-	-	92	11,857	1,701	-	145,393
Andrew George	229,357	54,000	50,000	368	20,642	42,273	1,230	397,870
Total	1,872,991	415,553	1,085,000	2,576	201,108	400,445	15,403	3,993,076

^ Part year only - seconded to AIH 30 September 2005

^^ Part year only - Appointed 3 October 2005

** Discretionary Award. A key element of Alinta's strategy has been the pursuit of profitable growth opportunities. Alinta management is rewarded, from time to time, when significant accomplishments are made in the achievement of this strategy. The discretionary awards provided in the preceeding tables for 2006 related to the AGL transaction. The discretionary awards provided in the preceeding tables for 2005 related to the Alinta Infrastructure Holdings float.

The executives are entitled to participate in the DESP. Under the DESP the Company makes a co-contribution of $0.50 for every $1.00 a participant salary sacrifices into the plan of up to a maximum of $5,000 per annum. The DESP commenced in July 2005, see note 50 for further details on DESP.

All key management personnel also received carparking benefits of $5,580 each, which are not included in the table above.

37 Key management personnel disclosures (continued)

(iii) Service agreements

Compensation and other terms of employment of the key management personnel are formalised in service agreements. In addition to the compensation details disclosed earlier in this note, the major provisions of the agreements relating to compensation as at 31 December 2006, are set out below.

Robert Browning *Chief Executive Officer*
- Base TCR - $1,250,000
- STIP - Up to 100% of TCR if Performance hurdles are achieved
- Term of employment - 3 years to 31 May 2007 (changed during 2006 to ongoing employment)
- Termination notice by employer - 12 months
- Termination notice by employee - 3 months (changed during 2006 from 1 month)

Fiona Harris *Director*
- Base TCR - $165,000
- Term of appointment - 3 years (subject to retirement/rotational provisions)
- Termination notice by Director - by notice in writing to the Chairman

Tina McMeckan *Director*
- Base TCR - $145,000
- Term of appointment - 3 years (subject to retirement/rotational provisions)
- Termination notice by Director - by notice in writing to the Chairman

John Poynton *Chairman*
- Base TCR - $343,750
- Term of appointment - 3 years (subject to retirement/rotational provisions)
- Termination notice by Director - by notice in writing to the Board

Michael Wilkins *Director*
- Base TCR - $150,000
- Term of appointment - 3 years (subject to retirement/rotational provisions)
- Termination notice by Director - by notice in writing to the Chairman

John Akehurst *Director*
- Base TCR - $160,000
- Term of appointment - 3 years (subject to retirement/rotational provisions)
- Termination notice by Director - by notice in writing to the Chairman

Jim Hennessy *General Manager Alinta Energy*
- Base TCR - $350,000
- STIP- Up to 60% of TCR if performance hurdles are achieved
- Term of employment - Ongoing employment contract
- Termination notice by employer - 9 months
- Termination notice by employee - 1 month

Peter Magarry *Chief Operating Officer Alinta Asset Management*
- Base TCR - $500,000
- STIP- Up to 60% of TCR if performance hurdles are achieved
- Term of employment - Ongoing employment contract
- Termination notice by employer - 9 months
- Termination notice by employee - 1 month

Murray King *General Counsel*
- Base TCR - $350,000
- STIP- Up to 60% of TCR if performance hurdles are achieved
- Term of employment - Ongoing employment contract
- Termination notice by employer - 9 months
- Termination notice by employee - 1 month

37 Key management personnel disclosures (continued)

Chris Indermaur *General Manager Strategy Development*
- Base TCR - $445,210
- STIP- Up to 60% of TCR if performance hurdles are achieved
- Term of employment - Ongoing employment contract
- Termination notice by employer - 9 months
- Termination notice by employee - 1 month

Stephen Pearce *Chief Financial Officer*
- Base TCR - $500,000
- STIP- Up to 60% of TCR if performance hurdles are achieved
- Term of employment - Ongoing employment contract
- Termination notice by employer - 9 months
- Termination notice by employee - 1 month

Donald MacKenzie *General Manager Energy Markets*
- Base TCR - $350,000
- STIP- Up to 60% of TCR if performance hurdles are achieved
- Term of employment - Ongoing employment contract
- Termination notice by employer - 9 months
- Termination notice by employee - 1 month

Note: both the TCR and STIP are reviewed and approved annually in relation to performance as measured by the Alinta Performance Management System, market movements in salaries for similar sized jobs, internal relativities, the company's ability to pay and performance as assessed against performance hurdles.

(iv) Share-based compensation - Executive Option Plan
Alinta has an Executive Option Plan in place under which Executive Directors and other key management personnel can, at the Board's discretion, be eligible for a grant of options in Alinta Limited as part of a long-term incentive plan. The terms and conditions of each grant of options affecting compensation in this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable
5 March 2002	(a)	$ 3.6449	$0.28	(a)
4 March 2003	(a)	$ 3.8645	$0.41	(a)
8 May 2003	(a)	$ 4.5177	$0.20	(a)
17 September 2003	(a)	$ 5.7609	$0.65	(a)
26 March 2004	(a)	$ 6.0633	$0.65	(a)
4 May 2005	(a)	$ 9.1774	$0.81	(a)
1 December 2005	(a)	$ 11.1134	$0.96	(a)
19 June 2006	(a)	$ 10.4664	$1.09	(a)

(a) Refer to note 51 Share based payments for further details in relation to the Executive Option Plan.

(v) Share-based compensation - Deferred Employee Share Plan
The following Directors of Alinta Limited have elected to participate in the Company's Deferred Employee Share Plan (note 50):

- Robert Browning;
- Tina McMeckan;
- Tim Healey;
- Fiona Harris;
- Tony Howarth; and
- Michael Wilkins.

The shares purchased through this scheme are included in the tables in note 37(e)(iii).

37 Key management personnel disclosures (continued)

(e) Equity instrument disclosures relating to Executive Directors and other key management personnel

(i) Options provided as remuneration
Details of options over ordinary shares in the company provided as compensation to each executive director of Alinta Limited and each of the other key management personnel of the Group are set out below. When exercisable, each option is convertible into one ordinary share of Alinta Limited. Further information on the options is set out in note 50.

As a result of the acquisition of the Australian Gas Light Company (refer note 7) , Alinta Limited underwent a restructure and now has a new parent entity. All options issued to executives were cancelled and reissued by the new parent entity with no changes to the terms and conditions.

2006 Name	Number of options granted during the year	Number of options vested during the year
Directors of Alinta Limited		
Robert Browning	-	100,000
Other key management personnel		
Jim Hennessy	87,168	46,750
Chris Indermaur	120,606	71,250
Murray King	81,452	51,000
Donald MacKenzie	79,555	47,500
Peter Magarry	118,532	75,000
Stephen Pearce	128,608	-

2005 Name	Number of options granted during the year	Number of options vested during the year
Directors of Alinta Limited		
Robert Browning	-	100,000
Other key management personnel		
John Cahill	150,492	92,500
Jim Hennessy	142,544	66,000
Chris Indermaur	219,298	92,500
Murray King	120,614	73,000
Donald MacKenzie	112,792	59,250
Peter Magarry	180,641	50,000
Stephen Pearce	63,776	-

The assessed fair value at grant date of options granted to Executive Directors and other key management personnel is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration disclosed above. Fair values at grant date are independently determined using a Binomial option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the current price and expected price volatility of the underlying share and the risk-free interest rate for the term of the option.

The amounts paid per ordinary share by each Executive Director and other key management personnel on the exercise of options at the date of exercise were as follows:

37 Key management personnel disclosures (continued)

Executives	No of Options exercised during the year	Date of exercise	Amount paid per share
R Browning	160,000	30 August 2006	$4.5177
C Indermaur	47,500	30 August 2006	$3.8645
	23,750	30 August 2006	$6.0633
M King	34,000	30 August 2006	$3.8645
	17,000	30 August 2006	$6.0633
J Hennessy	11,385	21 September 2006	$3.6449
	61,000	21 September 2006	$3.8645
	32,500	21 September 2006	$6.0633
D MacKenzie	30,500	7 September 2006	$3.8645
	17,000	7 September 2006	$6.0633

No amounts are unpaid on any shares issued on the exercise of options.

(ii) Option holdings

The numbers of options over ordinary shares in the Company held during the financial year by the Executive Director of Alinta Limited and each of the other key management personnel of the consolidated entity, including their personally related entities, are set out below. Refer to note 50 for the terms of the options issued.

2006 Name	Balance at the start of the year	Granted during the year as remuneration	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Alinta Limited						
Robert Browning	260,000	-	(160,000)	-	100,000	100,000
Other key management personnel						
Jim Hennessy	279,929	87,168	(104,885)	-	262,212	120,480
Chris Indermaur	338,048	120,606	(71,250)	-	387,404	180,857
Murray King	205,614	81,452	(51,000)	-	236,066	108,310
Donald MacKenzie	194,292	79,555	(47,500)	-	226,347	103,599
Peter Magarry	330,641	118,532	-	-	449,173	260,852
Stephen Pearce	63,776	128,608	-	-	192,384	47,984

2005 Name	Balance at the start of the year	Granted during the year as remuneration	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Alinta Limited						
Robert Browning	300,000	-	(40,000)	-	260,000	160,000
Other key management personnel						
John Cahill	280,000	150,492	(161,250)	-	269,242	-
Jim Hennessy	195,000	142,544	(57,615)	-	279,929	58,135
Chris Indermaur	280,000	219,298	(161,250)	-	338,048	-
Murray King	214,000	120,614	(129,000)	-	205,614	-
Donald MacKenzie	140,750	112,792	(59,250)	-	194,292	103,599
Peter Magarry	200,000	180,641	(50,000)	-	330,641	25,000
Stephen Pearce	-	63,776	-	-	63,776	-
Andrew George	105,000	137,061	(47,250)	-	194,811	-

37 Key management personnel disclosures (continued)

(iii) Share holdings

The numbers of shares in the Company held during the financial year by each Director of Alinta Limited and each of the other key management personnel of the consolidated entity, including their personally-related entities, are set out below.

2006 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year*	Balance at the end of the year
Directors of Alinta Limited				
Ordinary shares				
John Akehurst	-	-	25,000	25,000
Fiona Harris	14,715	-	3,562	18,277
Tina McMeckan	13,987	-	2,529	16,516
Michael Wilkins	5,000	-	1,679	6,679
Timothy Healey	10,745	-	2,081	12,826
Tony Howarth	67,494	-	2,756	70,250
John Poynton	2,060	-	-	2,060
Robert Browning	62,687	160,000	(158,398)	64,289
Other key management personnel				
Ordinary shares				
Jim Hennessy	62,666	104,885	(164,223)	3,328
Chris Indermaur	77,746	71,250	287,394	436,390
Murray King	135,969	51,000	(49,505)	137,464
Donald Mackenzie	673	47,500	(47,500)	673
Peter Magarry	309	-	898	1,207
Stephen Pearce	-	-	1,665	1,665

2005 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year*	Balance at the end of the year
Directors of Alinta Limited				
Ordinary shares				
Fiona Harris	9,995	-	4,720	14,715
Tina McMeckan	2,852	-	11,135	13,987
Michael Wilkins	-	-	5,000	5,000
Timothy Healey	2,852	-	7,893	10,745
Tony Howarth	61,866	-	5,628	67,494
John Poynton	37,678	-	(35,618)	2,060
Robert Browning	61,049	-	1,638	62,687
Reset preference shares				
Timothy Healey	32	-	(32)	-
Other key management personnel				
Ordinary shares				
John Cahill	60,490	161,250	(160,025)	61,715
Jim Hennessy	4,531	57,615	520	62,666
Chris Indermaur	195,375	161,250	(278,879)	77,746
Murray King	57,672	129,000	(50,703)	135,969
Donald Mackenzie	673	59,250	(59,250)	673
Peter Magarry	-	50,000	(49,691)	309
Andrew George	943	47,250	(48,193)	-

* Other changes represent on-market purchases and sales during the year.

37 Key management personnel disclosures (continued)

(f) Loans to key management personnel

There were no loans made to key management personnel or their personally related entities during the year ended 31 December 2006.

(g) Other transactions with key management personnel

There were no other transactions with key management personnel or their personally related entities during the year ended 31 December 2006.

38 Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity and its related practices:

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
(a) Assurance services				
Fees paid to KPMG:				
Audit services				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	**2,274,000**	1,578,900	**10,000**	-
Other assurance services				
Audit of regulatory returns	**46,000**	32,000	-	-
Other assurance services (i)	-	130,000	-	-
Total remuneration for assurance services	**2,320,000**	1,740,900	**10,000**	-
(b) Taxation services				
Tax advice	**125,710**	201,844	-	-
Total remuneration for taxation services	**125,710**	201,844	-	-
(c) Advisory services				
Other accounting services (ii)	**491,761**	250,110	-	-
Total remuneration for advisory services	**491,761**	250,110	-	-

(i) Other assurance services in 2005 relate solely to the audit of AIFRS opening balances and comparatives.

(ii) Other accounting services in 2006 include advisory services on the process of redaction of documents relating to the AGL transaction, review of working capital calculation for the AGL transaction and visa application assistance. In 2005, they included IFRS advisory services, due diligence, price review assistance and regulatory reset advice.

All services carried out by the external auditor were in compliance with the Board policy on transactions with external auditors. The Board is of the opinion that audit independence was not impaired as a result of the provision of these services.

39 Contingencies

(a) Guarantees

(i) Bank Guarantees

Bank guarantees represent guarantees provided by certain of the Group's financiers in favour of the Group's customers, suppliers, or various building owners for access to their buildings.

(ii) Financial Guarantee Contracts

Alinta LGA Limited has provided a guarantee over a $25.0m bank facility utilised by TransACT, an entity in which Alinta LGA Limited formerly held a minority equity interest. The guarantee is secured upon the assets of TransACT. As at 31 December 2006 the facility had been drawn down to the amount of $23.8m. The fair value of this guarantee at initial recognition has been calculated as being $nil.

(iii) Subsidiary Guarantees

As of 31 December 2006, Alinta Limited had not provided any parental guarantees to subsidiaries.

(iv) Operating Guarantees

A subsidiary of the consolidated entity has varying service requirements built into their sales contracts. If the requirements of the service levels are not met, penalties and/or additional costs may be incurred. Management is not aware of any instances where penalties of a material nature have become due and do not have any reason to believe any penalties of a material nature will be incurred in the future.

(b) Levies and commercial disputes

(i) Indemnity in respect of controlled entity (formerly associate)

Alinta 2000 Limited (formerly Alinta Limited) entered into an agreement prior to the disposal of its interest in certain assets to Alinta Infrastructure Holdings ("AIH") whereby Alinta 2000 Limited would manage certain exposures for relevant members of the AIH Group. This agreement is the Exposure Management and Indemnity Deed ("EMID"). Whilst the Alinta Group controlled AIH as at 31 December 2006, the EMID was still formally in existence as at that date.

Alinta 2000 Limited has agreed to indemnify the relevant members of the AIH Group to the extent of any liabilities incurred in relation to certain outstanding claims against these assets.

QAL

Queensland Alumina Limited ("QAL") has brought proceedings against Alinta DQP Pty Ltd and Alinta DEQP Pty Ltd, in the Queensland Supreme Court. The claim relates to an alleged inconsistency between the terms of a Gas Transportation Agreement entered into in 1996 in relation to the Wallumbilla to Gladstone and Rockhampton pipeline, and the Tariffs prescribed under the approved access principles applicable to the pipeline. QAL's claim is for approximately $22m plus interest of approximately $8m.

During 2006 the court found in favour of the Alinta Group.

QAL appealed the Supreme Court decision, in its entirety, on 12 January 2007. Alinta's considered opinion is that it will not be exposed to any material liability in relation to this matter.

Other

The other remaining outstanding exposure relates to the acquisition of certain assets in April 2004 and any potential land rich duty payable on this transaction. The information usually required by AASB 137 *Provisions, Contingent Liabilities and Contingent Assets*, is not disclosed on the grounds that it could seriously prejudice the submitting parties' position.

(ii) AGL Transaction

As part of the Alinta/AGL transaction, the Wesfarmers LPG ("WLPG") contract was novated from Alinta Sales Pty Limited to ALPG Pty Limited. The relevant contract novation documents have been lodged for assessment of duty with the Office of State Revenue (OSR) in Western Australia.

The information usually required by AASB 137 *Provisions, Contingent Liabilities and Contingent Assets*, is not disclosed on the grounds that it could seriously prejudice the submitting parties' position.

39 Contingencies (continued)

(iii) AIH Transaction

It is proposed that Alinta will lodge a request for predetermination that no Western Australian or other land rich duty applies to the acquisition of units in AIH.

The information usually required by AASB 137 *Provisions, Contingent Liabilities and Contingent Assets*, is not disclosed on the grounds that it could seriously prejudice the submitting parties' position.

(iv) Co-generation Liquidated Damages Claim

The construction contract for the Pinjarra No 1 Co-generation Project entitles the main contractor Mitsubishi Downer to lodge prescribed notices to claim for time extension or extra costs where there has been a change or variation to the contract. Mitsubishi Downer has lodged 47 prescribed notices claiming approximately $30m. Alinta (Alinta Co-generation (Pinjarra) Pty Ltd) has made a counterclaim for liquidated damages under the contract amounting to approximately $10m. The matter is subject to a dispute resolution process (which includes mediation). Litigation may result if an agreed outcome cannot be negotiated. Alinta's considered opinion is that it will not be exposed to any material liability in relation to the claim made by Mitsubishi Downer.

(v) Imbalance and overrun charges – dispute with DBNGP Transmission Pty Limited

DBNGP Transmission Pty Limited ("DBNGP"), under its shipper contract with Alinta (Alinta Sales Pty Limited), has issued invoice notices for excess imbalance charges for approximately $4.8m and for overrun charges of approximately $2.4m. Alinta Sales has served notices on DBNGP disputing all of the imbalance charges and approximately $1.7m of the overrun charges.

On 5 October 2006, DBNGP (with DBNGP Holdings Pty Limited and DBNGP (WA) Nominees Pty Limited) commenced proceedings in the Supreme Court of WA. Alinta Sales's defence was filed on 29 November 2006 and further and better particulars were filed by Alinta Sales on 9 February 2007. Alinta's considered opinion is that it will not be exposed to any material liability in relation to the claim made by DBNGP Holdings.

(vi) Breakfast Point GST Margin Scheme

Alinta LGA Limited (formerly the Australian Gas Light Company) ("Alinta LGA") sold land at Breakfast Point, NSW to Breakfast Point Pty Limited ("BPPL") (a subsidiary of Rosecorp Pty Limited). Under a deed of option entered into between BPPL and Alinta LGA in 1999 (and amended in 2000), the GST Margin Scheme was applied to the sale on the basis that BPPL would indemnify Alinta LGA for any losses (including any extra GST payable) incurred as a result of applying the GST Margin Scheme.

The ATO has indicated that Alinta LGA may be liable for $6m additional GST although this amount is likely to be a maximum and may be reduced.

Alinta LGA has sent a letter to BPPL/Rosecorp informing them of the ATO's decision to dispute the 2000 valuation. BPPL/Rosecorp have also been informed that, in Alinta LGA's view, BPPL are liable to indemnify Alinta LGA for all of its costs in relation to this matter. Alinta's considered opinion is that it will not be exposed to any material liability in relation to this matter.

(c) Other

In the course of normal business, the consolidated entity occasionally receives claims and other matters arising from its operations. In the opinion of the Directors, all such matters are covered by insurance, or if not so covered, are without merit or are of such kind or involve such amounts that would not have a material adverse effect on the operating results or the financial position of the consolidated entity if settled unfavourably.

40 Commitments

(a) Capital commitments

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**180,760**	243,605	-	-
Later than one year but not later than five years	-	78,433	-	-
	180,760	322,038	-	-

In 2006, the capital commitments above relate principally to expenditure on Co-generation plants 1 and 2 in Pinjarra and plants 3 and 4 in Wagerup. In 2005, the capital committments related principally to expenditure on co-generation plants 1 and 2 in Pinjarra and plants 3 and 4 in Wagerup.

(b) Operating lease commitments

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	**16,833**	4,282	-	-
Later than one year but not later than five years	**39,676**	24,069	-	-
Later than five years	**36,566**	38,276	-	-
	93,075	66,627	-	-

(i) Operating leases
The Group leases various offices under non-cancellable operating leases. The leases have varying terms and renewal rights. On renewal, the terms of the leases are renegotiated.

(c) Other commitments

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Commitments for the cost of various goods and services supplied to the consolidated entity but not recognised as liabilities, payable:				
Within one year	**67,975**	46,793	-	-
Later than one year but not later than five years	**63,169**	54,039	-	-
Later than five years	**65,497**	-	-	-
	196,641	100,832	-	-

The other commitments relate primarily to contracts with construction, maintenance and other service providers.

(d) Equity contribution

Alinta has subscribed for partly paid shares under its investment in the Dampier to Bunbury Natural Gas Pipeline. Alinta is committed to make further instalments on these shares totalling $63m (2005: $98m) over the next four years (2005: five years).

41 Related party transactions

(a) Parent entity

The ultimate parent entity within the consolidated entity is Alinta Limited.

(b) Subsidiaries

Interests in subsidiaries are set out in note 42.

Interest-free loans made by the Company to its subsidiaries are repayable on demand.

(c) Key management personnel

Disclosures relating to key management personnel are set out in note 37.

(d) Transactions with related parties

The following transactions occurred with related parties:

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Service revenue				
Management fee revenue - associates	**5,486,655**	5,563,496	-	-
Construction and maintenance revenue - associates	**381,857,754**	262,524,842	-	-
Interest revenue				
Subsidiaries	-	-	**74,975,714**	-
Equity accounted investees	**24,195,566**	16,253,000	-	-
Interest expense				
Equity accounted investees	**3,784,691**	7,320,950	-	-
Dividend revenue				
Equity accounted investees	**12,106,000**	7,925,882	-	-
Dividends paid				
Minority interests	**4,022,500**	3,887,463	-	-
Other transactions				
Associates - other expenses	**6,032,428**	13,057,000	-	-
Recovery of corporate costs - associates (revenue)	**6,490,780**	28,392,000	-	-
Management fee expense - associates	**5,215,047**	5,051,424	-	-

41 Related party transactions (continued)

The group charges management fees to associates under various operating agreements for the management of those entities. The group also recovers corporate costs and other expenses incurred on the associates' behalf.

(e) Outstanding balances

The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$	$	**$**	$
Current receivables				
Associates	**38,095,210**	69,802,467	**-**	-
Current receivables (loans)				
Associates	**-**	328,497,247	**-**	-
Non-current receivables (loans)				
Subsidiaries	**-**	-	**5,179,511,240**	-
Associates	**127,859,693**	124,459,692	**-**	-
Current payables				
Associates	**2,074,110**	72,043,763	**-**	-
Non-current payables (loans)				
Subsidiaries	**-**	-	**4,783,870**	-
Associates	**-**	137,924,383	**-**	-

(f) Terms and conditions

Transactions relating to dividends were on the same terms and conditions that applied to other shareholders of the associate. Refer to notes 18 and 28 for terms of loans to and from associates and subsidiaries. Other transactions were made on normal commercial terms and conditions and at market rates, unless otherwise disclosed.

42 Subsidiaries

Name of entity	Country of incorporation	Class of shares	Equity holding	
			2006	2005
			%	%
Alinta MC Pty Ltd	Australia	Ordinary	**100**	-
Alinta Mergeco Trust	Australia	Ordinary	**100**	-
Alinta NR Pty Ltd	Australia	Ordinary	**100**	-
Alinta 2000 Ltd (formerly Alinta Ltd)	Australia	Ordinary	**100**	-
Alinta Finance Pty Ltd	Australia	Ordinary	**100**	100
Alinta Electricity Trading Pty Ltd	Australia	Ordinary	**100**	100
AlintaAGL Pty Ltd (formerly Alinta Co-generation Pty Ltd)	Australia	Ordinary	**67**	100
Alinta Co-generation (Pinjarra) Pty Ltd	Australia	Ordinary	**67**	100
Alinta Co-generation (Wagerup) Pty Ltd	Australia	Ordinary	**67**	100
Alinta Sales Pty Ltd	Australia	Ordinary	**67**	100
Alinta Co-generation Finance Pty Ltd	Australia	Ordinary	**67**	-
Alinta Asset Management Pty Ltd (formerly Alinta Network Services Pty Ltd)	Australia	Ordinary	**100**	100
Dampier to Bunbury Pipeline Employment Pty Ltd	Australia	Ordinary	**100**	100

42 Subsidiaries (continued)

ANetworks Pty Ltd	Australia	Ordinary	**100**	100
WA Gas Holdings Pty Ltd	Australia	Ordinary	**100**	100
Alinta Asset Management (2) Pty Ltd (formerly National Power Services Pty Ltd)	Australia	Ordinary	**100**	100
National Power Services (Western Australia) Pty Ltd	Australia	Ordinary	**100**	100
National Power Services (New Zealand) Ltd	New Zealand	Ordinary	**100**	100
Data Engineering Ltd	New Zealand	Ordinary	**100**	100
Motive Energy Pty Ltd	Australia	Ordinary	**-**	66
Alinta DBNGP Pty Ltd	Australia	Ordinary	**100**	100
Alinta Network Holdings Pty Ltd	Australia	Ordinary	**74**	74
AlintaGas Networks Pty Ltd	Australia	Ordinary	**74**	74
Alinta DAO Pty Ltd	Australia	Ordinary	**100**	100
Alinta EATM Pty Ltd	Australia	Ordinary	**100**	100
Alinta Energy Pty Ltd (formerly Alinta Power Services Pty Ltd)	Australia	Ordinary	**100**	100
Alinta Energy (New Zealand) Ltd (formerly Alinta Power Services (New Zealand) Ltd)	New Zealand	Ordinary	**100**	100
Alinta Energy 1 Ltd (previously Alinta Infrastructure Ltd)	Australia	Ordinary	**82**	-
Alinta Energy 2 Pty Ltd	Australia	Ordinary	**82**	-
Alinta Energy 3 Pty Ltd	Australia	Ordinary	**82**	-
Alinta Gas Transmission Pty Ltd	Australia	Ordinary	**82**	-
Alinta Power Pty Ltd	Australia	Ordinary	**82**	-
Alinta Infrastructure Ltd	Australia	Ordinary	**82**	-
Alinta Infrastructure Trust	Australia	Ordinary	**82**	-
Alinta Infrastructure Investment Trust	Australia	Ordinary	**82**	-
Alinta Energy 1 Trust	Australia	Ordinary	**82**	-
Alinta Energy 2 Trust	Australia	Ordinary	**82**	-
Alinta Energy 3 Trust	Australia	Ordinary	**82**	-
Alinta Energy Holdings Pty Ltd	Australia	Ordinary	**82**	-
Alinta Gas Trust	Australia	Ordinary	**82**	-
Alinta Power Trust	Australia	Ordinary	**82**	-
Alinta DAPH Pty Ltd	Australia	Ordinary	**82**	-
Alinta ED Pty Ltd	Australia	Ordinary	**82**	-
Alinta DAPF Pty Ltd	Australia	Ordinary	**82**	-
Alinta EH Pty Ltd	Australia	Ordinary	**82**	-
Alinta EA Pty Ltd	Australia	Ordinary	**82**	-
Alinta DAF Pty Ltd	Australia	Ordinary	**82**	-
Alinta DEQP Pty Ltd	Australia	Ordinary	**82**	-
Alinta DQP Pty Ltd	Australia	Ordinary	**82**	-
Alinta EAC Pty Ltd	Australia	Ordinary	**82**	-
Alinta DVH Pty Ltd	Australia	Ordinary	**82**	-
Alinta DTH Pty Ltd	Australia	Ordinary	**82**	-
Alinta DENSWGH Pty Ltd	Australia	Ordinary	**82**	-
Alinta DEEGP Pty Ltd	Australia	Ordinary	**82**	-
Alinta DEGP Pty Ltd	Australia	Ordinary	**82**	-
Alinta EGP Pty Ltd	Australia	Ordinary	**82**	-
Alinta DIC Pty Ltd	Australia	Ordinary	**82**	-
Alinta DEWAH Pty Ltd	Australia	Ordinary	**82**	-
Alinta DEWAP Pty Ltd	Australia	Ordinary	**82**	-
Alinta DVP Pty Ltd	Australia	Ordinary	**82**	-
Alinta DEBH Pty Ltd	Australia	Ordinary	**82**	-
Alinta DEBP Pty Ltd	Australia	Ordinary	**82**	-
Alinta DEBO Pty Ltd	Australia	Ordinary	**82**	-
Alinta DPN Pty Ltd	Australia	Ordinary	**82**	-
Alinta ENZ Ltd	Bermuda	Ordinary	**82**	-
Alinta ENZF Pty Ltd	New Zealand	Ordinary	**82**	-
Alinta Fund Management Limited	Australia	Ordinary	**100**	100
Alinta Management Services Pty Ltd	Australia	Ordinary	**100**	100
Nahor Pty Ltd	Australia	Ordinary	**100**	-
Trewas Pty Ltd	Australia	Ordinary	**100**	-
Alinta Group Holdings Pty Ltd	Australia	Ordinary	**100**	-

42 Subsidiaries (continued)

Alinta AA Pty Ltd	Australia	Ordinary	**100**	-
Alinta IH Pty Ltd	Australia	Ordinary	**100**	-
Alinta Energy (LPG) Pty Ltd	Australia	Ordinary	**100**	-
Alinta AG Pty Ltd	Australia	Ordinary	**100**	-
Alinta LGA Ltd (formerly The Australian Gas Light Company)	Australia	Ordinary	**100**	-
Alinta AFN Pty Ltd	Australia	Ordinary	**100**	-
Alinta AGL 150th Anniversary Foundation	Australia	Ordinary	**100**	-
Wattle Point Wind Farm Pty Ltd	Australia	Ordinary	**100**	-
Alinta APG Pty Ltd	Australia	Ordinary	**100**	-
Alinta APGMW Pty Ltd	Australia	Ordinary	**100**	-
Alinta ACP Pty Ltd	Australia	Ordinary	**100**	-
Alinta GD Pty Ltd	Australia	Ordinary	**100**	-
Alinta NSGC Pty Ltd	Australia	Ordinary	**100**	-
Alinta CI Pty Ltd	Australia	Ordinary	**100**	-
Alinta NM Pty Ltd	Australia	Ordinary	**100**	-
Alinta AGN Limited	Australia	Ordinary	**100**	-
Alinta ASBen Pty Ltd	Australia	Ordinary	**100**	-
Alinta PG Pty Ltd	Australia	Ordinary	**100**	-
Alinta ATC Pty Ltd	Australia	Ordinary	**100**	-
Alinta AC Pty Ltd	Australia	Ordinary	**100**	-
Alinta DB Pty Ltd	Australia	Ordinary	**100**	-
Alinta ATA Pty Ltd	Australia	Ordinary	**100**	-
Alinta DBS Pty Ltd	Australia	Ordinary	**100**	-
Alinta RA Pty Ltd	Australia	Ordinary	**100**	-
Alinta ANZI Pty Ltd	Australia	Ordinary	**100**	-
Alinta NZH Ltd	New Zealand	Ordinary	**100**	-
Alinta NZE Ltd	New Zealand	Ordinary	**100**	-
Alinta NZM Ltd	New Zealand	Ordinary	**100**	-
Alinta TCH Ltd	New Zealand	Ordinary	**100**	-
Alinta IO Pty Ltd	Australia	Ordinary	**100**	-
Alinta AE Ltd	Australia	Ordinary	**100**	-
Alinta ASB Pty Ltd	Australia	Ordinary	**100**	-
Agility Services Pty Ltd	Australia	Ordinary	**100**	-
Agility Team Build Pty Ltd	Australia	Ordinary	**100**	-
Agility Management Pty Ltd	Australia	Ordinary	**100**	-
Alinta GCA Pty Ltd	Australia	Ordinary	**100**	-
Alinta AEOS Pty Ltd	Australia	Ordinary	**100**	-
Alinta NZ Ltd	New Zealand	Ordinary	**100**	-
Agility AI Pty Ltd	Australia	Ordinary	**100**	-

The Alinta Group holds a 66.7% equity interest in AlintaAGL Pty Limited ("AlintaAGL"). The remaining 33.3% is owned by AGL Energy ("AGLE").

AGLE holds a call option to purchase a further 16.7% equity stake in AlintaAGL in 2009, and the remaining 50% in AlintaAGL in 2011. If AGL does not exercise the second call option, Alinta must buy the 33.3% equity stake held by AGLE at the second option price. The call and put options are also subject to potential early trigger events. A change in control of the Alinta Group is one of the potential trigger events.

43 Investments in equity accounted investees

(a) Carrying amounts

Investments in equity accounted investees are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity. Information relating to equity accounted investees is set out below.

Name of entity	Principal activity	Ownership interest		Consolidated		Parent	
		2006 %	2005 %	**2006 $'000**	2005 $'000	**2006 $'000**	2005 $'000
Listed							
Alinta Infrastructure Holdings (AIH)	Power generation and gas transmission	**(i)**	20.0	**-**	107,928	**-**	-
Unlisted							
United Energy Distribution Pty Ltd (UEDH)	Electricity distribution	**34.0**	34.0	**24,913**	20,188	**-**	-
Multinet Group Holdings Pty Ltd (MGH)	Gas distribution	**20.1**	20.1	**39,250**	40,702	**-**	-
Pacific Indian Energy Services Pty Ltd	Management services	**33.3**	33.3	**-**	-	**-**	-
DBNGP Trust	Gas transmission	**15.3**	7.4	**77,568**	41,957	**-**	-
Joint venture entity							
ActewAGL Distribution Partnership		**50.0**	-	**494,832**	-	**-**	-
				636,563	210,775	**-**	-

(i) During 2006, the Group acquired a further 62% of the units in AIH taking its total interest to 82% and it is therefore classified as a subsidiary in December 2006. Prior to AIH being classed as a subsidiary, its results have been equity accounted and included below.

Each of the above equity accounted investees is incorporated in Australia.

All equity accounted investees have a reporting date of 30 June 2006.

(b) Movements in carrying amounts

	Consolidated	
	2006 $'000	2005 $'000
Carrying amount at the beginning of the financial year	**210,775**	74,501
Investments in equity accounted investees acquired	**495,867**	115,503
Share of profit from ordinary activities after income tax	**18,874**	3,939
Dividends received/receivable	**(17,606)**	(7,926)
Capital calls	**35,407**	24,625
Returns of capital	**(14,005)**	(2,596)
Purchases of equity accounted investment	**3,909**	-
Share of equity accounted investees' reserves	**18,308**	(640)
Equity accounted investee subsequently controlled (note 7)	**(114,966)**	-
Adjustments on adoption of AASB 132 and 139	**-**	3,369
Carrying amount at the end of the financial year	**636,563**	210,775

43 Investments in equity accounted investees (continued)

(c) Share of equity accounted investees' profits or losses

Profit from ordinary activities before income tax	**2,954**	8,662
Income tax benefit/(expense)	**15,920**	(4,723)
Profit after income tax	**18,874**	3,939

The equity accounted profits for AIH for 2006 have been impacted by certain significant items. An impairment charge of $79.2m (Alinta's share 20%: 15.9m) was recognised in relation to one of AIH's CGUs offset by an uplift in the tax bases of $95.9m (Alinta's share 20%: 19.3m) relating to certain tangible and intangible assets. The comparative amount has been restated, refer to Note 8(a).

(d) Summarised financial information of equity accounted investees

	Group's share of:			
	Assets $'000	**Liabilities $'000**	**Revenues $'000**	**Profit/(loss) $'000**
2006				
Total equity accounted investees	1,939,808	1,416,244	285,952	18,874
2005				
Total equity accounted investees	1,587,881	1,389,932	206,634	3,939

	Consolidated	
	2006 $'000	2005 $'000
(e) Share of associates' expenditure commitments, other than for the supply of inventories		
Capital commitments	**470,297**	50,234

44 Interests in joint ventures

Joint venture operation

A controlled entity entered into a joint venture operation called Goldfields Gas Transmission Joint Venture, responsible for the operation of the Goldfields Gas Pipeline in Western Australia. The consolidated entity's interests in the assets employed in the joint venture are included in the consolidated balance sheet, in accordance with the accounting policy described in note 2(b), under the following classifications:

44 Interests in joint ventures (continued)

	Consolidated		Parent	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Current assets				
Cash and cash equivalents	249	-	-	-
Receivables	220	-	-	-
Inventories	194	-	-	-
Other	125	-	-	-
Total current assets	788	-	-	-
Non-current assets				
Property, plant and equipment	58,925	-	-	-
Total non-current assets	58,925	-	-	-
Current liabilities	-	-	-	-
Trade and other payables	(264)	-	-	-
Total current liabilities	(264)	-	-	-
Share of assets employed in joint venture	59,449	-	-	-

The joint venture operation was re-acquired in December 2006 and did not contribute any profits to the Group during 2006.

	Consolidated	
	2006 $'000	2005 $'000
Share of joint venture operation commitments		
Capital commitments	335	-
Lease and other commitments	281	-
Total expenditure commitments	616	-

45 Economic dependency

The normal trading activities of the consolidated entity depend significantly upon major contractual arrangements as follows:

- With the North West Shelf Joint Venture Partners for the supply of natural gas;
- With DBNGP (WA) Transmission Pty Ltd for the transmission of natural gas through the Dampier to Bunbury Natural Gas Pipeline;
- With BHP Billiton for the purchase of electricity and gas transmission capacity;
- With New Zealand Steel Limited for the purchase of electricity; and
- With AGL Energy Limited for the purchase of gas and electricity.

46 Events occurring after the balance sheet date

Potential Management Buy-Out

On 9 January 2007, Alinta Limited announced that it had received a draft proposal outlining an incomplete and non-binding Management Buy-Out ("MBO"). Due to the significant uncertainty surrounding this proposal, the potential impacts, if any, of this or any other potential bid for Alinta Limited or any of its subsidiaries have not yet been assessed or quantified.

The Board has sought "expressions of interest" from other parties with respect to bids for the possible sale/restructuring of the Group and have engaged Carnegie Wylie & Company and JP Morgan to manage the bid process for the Group.

Change of Key Management Personnel

Robert Browning and John Poynton resigned as Directors of Alinta Limited on 11 and 12 January 2007 respectively. John Akehurst replaced John Poynton as Chairman on 8 January 2007 and Peter Magarry was appointed as acting CEO in place of Robert Browning.

On 17 January 2007, Ian Wells was appointed as acting CFO and Yasmin Broughton was appointed as acting General Counsel/Company Secretary.

Acquisition of Alinta Infrastructure Holdings

At 31 December 2006, Alinta had acquired 82% of Alinta Infrastructure Holdings ("AIH"). On 11 January 2007, Alinta announced that it had acquired over 90% of the units in AIH. On 27 February 2007, Alinta completed a compulsory acquisition of the remaining AIH units. The acquisition of the final 18% of AIH units was completed for additional consideration of $172m using an existing debt facility. It is anticipated that on 28 February 2007, AIH will be formally de-listed from the Australian Stock Exchange ("ASX").

Tamar Valley Guarantee

On 1 February 2007, the Alinta Group provided a Deed of Cross Guarantee for a subsidiary for a maximum amount of $50m in respect of a potential capital project in Tasmania.

Shares in APT

As at 31 December 2006, the Alinta Group held an investment of $633m in the Australian Pipeline Trust ("APT"), a listed stapled entity. A judicial review of the Takeovers Panel and Review Panel decisions requiring Alinta to divest a 10% unit holding in APT was due to be completed in February 2007. As of 27 February 2007 this judicial review had not been concluded.

46 Events occurring after the balance sheet date (continued)

Dividends

Since 31 December 2006, the Directors have declared the following dividend payments:

- Final dividend payable on ordinary shares – fully franked at 8.375 cents per share totalling $41.3m. The total cash paid for this dividend will be dependent on the level of participation in the Dividend Reinvestment Plan.

There were no other significant events occurring after the balance sheet date.

47 Reconciliation of profit after income tax to net cash inflow from operating activities

	Consolidated		Parent	
	2006 **$'000**	2005 $'000	**2006** **$'000**	2005 $'000
Net profit after tax	**170,250**	232,209	**52,065**	-
Depreciation and amortisation	**59,659**	27,984	-	-
Depreciation and amortisation in discontinued operations	-	43,777	-	-
Unrealised gains/(losses) on listed entities	-	(3,266)	-	-
Provision for doubtful debts	**2,215**	-	-	-
Net gain/(loss) on sale of non-current assets	**2,074**	1,079	-	-
Net gain/(loss) on sale of investments	-	(206,097)	-	-
Share of profits of associates	**(18,874)**	(3,939)	-	-
Dividend received from associate	**17,606**	7,926	-	-
Share based payments	**1,691**	-	**418**	-
Capitalised interest	**(8,541)**	(10,095)	-	-
Net exchange differences	-	(174)	-	-
Change in operating assets and liabilities				
Decrease/(increase) in receivables	**220,411**	(60,929)	-	-
Decrease/(increase) in inventories	**(6,732)**	8,869	-	-
Decrease/(increase) in prepayments	**(329)**	495	-	-
Decrease/(increase) in other financial assets	**(26,870)**	794	-	-
Decrease/(increase) in accrued interest receivable	**918**	(8,014)	**(74,976)**	-
Decrease (increase) in available-for-sale asset	**(14,068)**	-	-	-
Increase/(decrease) in payables	**(67,525)**	12,308	**22,493**	-
Increase/(decrease) in deferred income	**1,804**	-	-	-
Increase/(decrease) in accrued interest payable	**25,026**	-	-	-
Increase/(decrease) in income taxes payable	**(107,811)**	27,844	-	-
Increase/(decrease) in deferred tax liability	**(34,908)**	(10,888)	-	-
Increase/(decrease) in other provisions	**90,564**	61,131	-	-
Increase/(decrease) in accrued borrowing costs	**(736)**	(8,845)	-	-
Net cash inflow/(outflow) from operating activities	**305,824**	112,169	-	-

48 Non-cash investing and financing activities

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Dividend reinvestment plan	**25,940**	30,476	**-**	-
Issue of shares for acquisition of subsidiaries	**2,255,586**	-	**5,108,746**	-

On 25 October 2006, the Schemes of Arrangement between AGL and Alinta 2000 Ltd were implemented and effected the merger of the respective businesses. The Alinta Scheme outlined the acquisition of Alinta 2000 Ltd (formerly Alinta Ltd) by Alinta NR Pty Ltd with Alinta Ltd issuing 275.4m shares totalling $2.85b. The AGL Scheme outlined the acquisition of Alinta LGA Ltd (formerly The Australian Gas Light Company) by Alinta NR Pty Ltd with Alinta Limited issuing 217.7m shares totalling $2.25b and Converting Energy Shares. The Converting Energy Shares were cancelled on execution of the Schemes once AGL Energy was demerged from the AGL Group.

49 Earnings per share

	Consolidated	
	2006	2005
	Cents	Cents

(a) Basic earnings per share

Profit from continuing operations attributable to the ordinary equity holders of the company	**56.2**	37.3
Profit from discontinued operations	**-**	54.5
Profit attributable to the ordinary equity holders of the company	**56.2**	91.8

(b) Diluted earnings per share

Profit from continuing operations attributable to the ordinary equity holders of the company	**56.0**	37.0
Profit from discontinued operations	**-**	54.1
Profit attributable to the ordinary equity holders of the company	**56.0**	91.1

49 Earnings per share (continued)

(c) Reconciliations of earnings used in calculating earnings per share

	Consolidated	
	2006	2005
	$'000	$'000
Basic earnings per share		
Profit from continuing operations	**170,250**	94,424
Loss/(profit) from continuing operations attributable to minority interests	**2,439**	(14)
Profit from continuing operations attributable to the ordinary equity holders of the company used in calculating basic earnings per share	**172,689**	94,410
Profit/(loss) from discontinued operation	**-**	137,785
Profit attributable to the ordinary equity holders of the company used in calculating basic earnings per share	**172,689**	232,195
Diluted earnings per share		
Profit from continuing operations	**170,250**	94,424
Loss/(profit) from continuing operations attributable to minority interests	**2,439**	(14)
Profit from continuing operations attributable to the ordinary equity holders of the company used in calculating diluted earnings per share	**172,689**	94,410
Profit from discontinued operation	**-**	137,785
Profit attributable to the ordinary equity holders of the company used in calculating diluted earnings per share	**172,689**	232,195

(d) Weighted average number of shares used as the denominator

	Consolidated	
	2006	2005
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**307,142,770**	252,950,423
Adjustments for calculation of diluted earnings per share:		
Effect of exercise of share options on issue	**1,337,681**	1,951,407
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**308,480,451**	254,901,830

The weighted average number of shares used as the denominator for 2006 is calculated as the time weighted average of 275.4m shares up to the date of the AGL transaction on 25 October 2006 and 493.5m shares for the period from 25 October 2006 to 31 December 2006.

(e) Information concerning the classification of securities

(i) Options
Options granted to employees under the Executive Option Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 50.

(ii) Reset preference shares
Reset preference shares on issue were not dilutive in 2006 and therefore were not included in the determination of diluted earnings per share. Details relating to these shares are set out in notes 24 and 34.

50 Share-based payments

(a) Executive Option Plan

Alinta has an Executive Option Plan in place under which nominated Executives can, at the Board's discretion, be eligible for a grant of options in Alinta Limited as part of a long-term incentive plan.

There are no voting or dividend rights attached to the options. There are no voting rights attached to the unissued ordinary shares. Voting rights will be attached to the unissued ordinary shares when the options have been exercised.

One issue of options was made during the year. There were a total of 2,401,846 options issued to 89 executives under the Alinta Executive Option Plan at an issue price of nil.

As a result of the acquisition of the Australian Gas Light Company (refer note 7), Alinta Limited underwent a restructure and now has a new parent entity. All options issued to executives were cancelled and reissued by the new parent entity with no changes to the terms and conditions.

Options are therefore discussed as if they had always been on issue from the new parent entity.

Below are the terms and conditions of all options issued under the Alinta Executive Option Plan:

Options issued in 2005 and 2006

The options issued are exercisable from a specified date (approximately three years from the grant date).

These options expire ten years after the date of grant.

The Performance Hurdle for each tranche has two components:

1. The percentage growth in the Total Shareholder Return (TSR) of Alinta shares for a period of three years is at least equal to the median of the percentage growth in the TSR for the ASX 100 companies over the same period.

2. The number of options that become exercisable then increases as Alinta's relative TSR performance increases, with 80% of the options becoming exerciseable if Alinta's TSR over the performance period matches the TSR performance of the company at the 80th percentile of the ASX 100 companies. All of the options become exerciseable if Alinta's TSR over the performance period matches or exceeds that of the company at the 90th percentile of the ASX 100 companies.

Options issued prior to 2005

The options issued are exercisable from the following dates:

- 25% of individual Executives' options on 1st anniversary of grant date
- 25% of individual Executives' options on 2nd anniversary of grant date
- 50% of individual Executives' options on 3rd anniversary of grant date

These options expire ten years after the date of grant.

The Performance Hurdle for each tranche has two components:

1. The percentage growth in the TSR of Alinta shares for the relevant year as compared to the prior corresponding period is at least equal to the median of the percentage growth in the TSR for the ASX 200 companies over the same period.

2. The percentage growth in the TSR of Alinta shares for the relevant year compared to the prior corresponding period is at least equal to the average percentage growth of the TSR for the companies listed on the ASX with an industry code the same as Alinta and market capitalisation of at least $200m over the same period.

50 Share-based payments (continued)

Set out below are summaries of options granted under the plan and still outstanding at the beginning and/or the end of the financial year:

Grant Date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Cancelled during the year	Balance at end of the year	Exercisable at end of the year
			Number	Number	Number	Number	Number	Number
2006								
5 Mar 2002	(a)	$3.6449	186,285	-	51,385	-	134,900	134,900
4 Mar 2003	(a)	$3.8645	704,000	-	444,000	-	260,000	260,000
8 May 2003	(a)	$4.5177	260,000	-	160,000	-	100,000	100,000
17 Sep 2003	(a)	$5.7609	75,000	-	-	-	75,000	75,000
26 Mar 2004	(a)	$6.0633	1,376,000	-	404,750	-	971,250	97,750
4 May 2005	(a)	$9.1774	3,482,615	-	431,400	-	3,051,215	-
1 Dec 2005	(a)	$11.1134	63,776	-	-	-	63,776	-
19 June 2006	(a)	$10.4664	-	2,401,846	99,517	-	2,302,329	-
Total			6,147,676	2,401,846	1,591,052	-	6,958,470	667,650

Grant Date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Cancelled during the year	Balance at end of the year	Exercisable at end of the year
			Number	Number	Number	Number	Number	Number
2005								
5 Mar 2002	(a)	$3.6449	799,250	-	612,965	-	186,285	186,285
4 Mar 2003	(a)	$3.8645	904,750	-	200,750	-	704,000	227,500
8 May 2003	(a)	$4.5177	300,000	-	40,000	-	260,000	160,000
17 Sep 2003	(a)	$5.7609	100,000	-	25,000	-	75,000	25,000
26 Mar 2004	(a)	$6.0633	1,747,000	-	356,000	15,000	1,376,000	150,500
4 May 2005	(a)	$9.1774	-	3,570,154	87,539	-	3,482,615	-
1 Dec 2005	(a)	$11.1134	-	63,776	-	-	63,776	-
Total			3,851,000	3,633,930	1,322,254	15,000	6,147,676	749,285

(a) These options expire ten years after the date of grant or upon cessation of employment.

The options issued on 4 May 2005, 1 December 2005 and 19 June 2006 are exercisable from dates approximately three years from the date of grant.

The options issued on 5 March 2002, 4 March 2003, 17 September 2003 and 26 March 2004 are exercisable from the following dates:

25% of individual Executives' options on 1st anniversary of grant date
25% of individual Executives' options on 2nd anniversary of grant date
50% of individual Executives' options on 3rd anniversary of grant date

The options issued on 8 May 2003 are exercisable from the following dates:
33.3% of individual Executives' options on 1st anniversary of grant date
33.3% of individual Executives' options on 2nd anniversary of grant date
33.3% of individual Executives' options on 3rd anniversary of grant date

50 Share-based payments (continued)

(b) Deferred Employee Share Plan

On February 2002 and on various dates since then, Alinta has offered its employees the opportunity to participate in the Alinta Deferred Employee Share Plan ("DESP"). Participation in the DESP allows employees to acquire Alinta Limited ordinary shares using pre-tax salary on a purely voluntary basis.

As a result of the acquisition of the Australian Gas Light Company, (refer note 7), Alinta Limited underwent a restructure and now has a new parent entity. All shares issued under the DESP vested to the employees at the date of the restructure. The DESP was transferred to the new parent entity and employees were given the opportunity to continue with their participation.

The key features of the DESP are:
- Participation is available to employees of Alinta who are Australian residents for tax purposes;
- Participating employees may sacrifice pre-tax salary to purchase Alinta Limited ordinary shares on market;
- Tax on the market value of the shares may be deferred for up to 10 years after the acquisition date, unless the employee chooses to withdraw the shares or terminates employment with Alinta;
- Contributions can be any nomination in increments of $100 up to a maximum of 35% of pre-tax salary;
- Alinta meets all plan administration costs and funds the brokerage on share purchases;
- Any dividends on Alinta shares are distributed by the Plan Trustee to the participants based on their Plan shareholdings and are taxable at personal marginal tax rates applicable at the time, less any franking credits;
- Shares may be withdrawn from the DESP one year after their acquisition date or when the employee leaves Alinta; and
- In the 2005 offer, Alinta introduced a co-contribution scheme, whereby the company contributes an additional 50 cents on behalf of the employee for every $1 contributed by the employee up to a maximum contribution of $5,000 per employee. There is a one year vesting period before the employee is entitled to the company contributed portion.

The DESP complies with current Australian Tax legislation.

Details of the movement in employee shares under the DESP are as follows:

	Parent	
	2006 Number	2005 Number
Number of shares at beginning of the year	**486,383**	370,903
Number of shares purchased by the Trust on behalf of employees	**494,120**	281,978
Number of shares withdrawn	**(296,417)**	(166,498)
Number of shares at the end of the year	**684,086**	486,383

(c) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated		Parent	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Options issued under employee option plan	**1,691**	1,121	**418**	-

Directors' declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 1 to 89 are in accordance with the *Corporations Act 2001*, including:

  (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

  (ii) giving a true and fair view of the company's and Group's financial position as at 31 December 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001* for the financial year ended 31 December 2006.

This declaration is made in accordance with a resolution of the directors.

John Akehurst
Chairman

Perth
27 February 2007

KPMG

Independent audit report to members of Alinta Limited

Scope

The financial report and directors' responsibility

The financial report comprises the income statements, statements of recognised income and expense, balance sheets, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Alinta Limited (the "Company") and Alinta Limited and its subsidiaries (the "group"), for the year ended 31 December 2006. The group comprises both the Company and the subsidiaries it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the group's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

KPMG

Audit opinion

In our opinion, the financial report of Alinta Limited is in accordance with:

a) the *Corporations Act 2001*, including:

   i. giving a true and fair view of the Company's and the group's financial position as at 31 December 2006 and of their performance for the financial year ended on that date; and

   ii. complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

KPMG

KPMG

D P McComish
Partner

Perth
27 February 2007

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

28 February 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

PRESENTATION TO ANALYSTS

Attached is a copy of an Alinta presentation to analysts and institutional shareholders regarding Alinta's full year results for the period ended 31 December 2006.

Yasmin Broughton
Company Secretary

Encl.



Full Year Results Presentation

Financial Year Ended 31 December 2006

28 February 2007

Alinta

Presentation Outline

Alinta

• Introduction and Highlights	Peter Magarry
• Financial Performance	Ian Wells
• Operational Review and Outlook	Peter Magarry
• Corporate Activity	John Akehurst

2006 Full Year Highlights

Alinta

	2006	2005
Total Revenue	$1,482.8m	$1,053.9m
EBITDA (from continuing operations)	$371.6m	$228.1m
Reported Profit[1] (excluding discontinued operations[2])	$172.7m	$94.4m
Reported Profit[1]	$172.7m	$232.2m
Diluted EPS (from continuing operations)	56.0¢	37.0¢
Dividend Per Share	46.0¢	44.0¢
Debt / (Debt & Equity)	62%	44%

Note 1: Represents profit for the period attributable to members of Alinta Limited
Note 2: 2005 includes NPAT of $137.8m associated with the operation and sale of AIH assets

2006 Full Year Highlights

Alinta

Important Achievements

- NPAT growth in underlying operations of 37% ✓
- Asset Management business delivers strong growth ✓
- AGL Infrastructure transaction ✓
  - Effective integration exceeding expectations
  - Synergy estimate up $15m on Scheme booklet
- Cogen Unit 2 completed on time and budget ✓
- Substantially improved wholesale energy operating result ✓
- AIH Compulsory Acquisition completed ✓



TURAL GAS

Financial Performance

Ian Wells

Acting Chief Financial Officer

Alinta

Key Elements of the Result

Alinta

NPAT growth in underlying operations of 37%

	NPAT Contribution 2006 $m	NPAT Contribution 2005 $m
Underlying operations	140.0	102.0
[illegible] of AGL	25.6	-
[illegible]	(0.6)	-
One-off business development costs	(10.0)	-
Tax adjustments	20.0	-
Asset impairment	(17.2)	-
Derivative income ([illegible])	12.9	-
Purchase price adjustment	-	(7.6)
Other significant items	2.0	134.2
Discontinued operations	-	3.6
Profit for the period attributable to members	172.7	232.2

Note 1: Net of synergy implementation costs of $21.9 million after tax

Note 2: One-off item relating to profit on sale of former Duke assets into AIH in 2005

Profit & Loss

Alinta

For the year ended 31 December	2006 $m	2005 $m	Change $m
Sales Revenue	1,342.4	[illegible]	[illegible]
Other Revenue	140.4	[illegible]	[illegible]
TOTAL REVENUE	1,482.8	[illegible]	[illegible]
EBITDA	371.6	[illegible]	[illegible]
EBITDA from continuing operations	371.6	[illegible]	[illegible]
EBIT from continuing operations	311.9	[illegible]	[illegible]
Financing Costs	(162.9)	[illegible]	[illegible]
Share of Net Profit in Associates	18.9	[illegible]	[illegible]
Tax	2.2	[illegible]	[illegible]
Outside Equity Interests	2.4	[illegible]	[illegible]
Profit for the period attributable to members from continuing operations	172.7	[illegible]	[illegible]
Profit from discontinued operations (net of tax)	-	[illegible]	[illegible]
Profit for the period attributable to members	172.7	[illegible]	[illegible]

Alinta's Corporate Structure



Alinta Limited
Energy Markets
Wholesale
WLPG
67%
Gas sales
Electricity sales
AGL 33% interest
Asset Management Services
Alinta Energy
Alinta Asset Management/ Agility
Management contract over all network and pipeline operations
Management contract over all power operations
Asset Ownership
AGL 33% interest
67%
Western Australian Cogeneration Units 1 & 2
100%
Wattle Point, Cawse
74%
AlintaGas Networks
100%
NSW Gas Distribution, Vic Electricity
20%
Multinet Gas Distribution
50%
ACTEW AGL
34%
United Energy Distribution
15%1
Dampier to Bunbury Natural Gas Pipeline
100%2
Alinta Infrastructure Holdings
100%
Eastern Gas Pipeline, Tasmanian Gas Pipeline Queensland Gas Pipeline
100%
Bairnsdale, Newman, Port Hedland, Glenbrook P. Stations
35%
Australian Pipeline Trust
Power Generation
Energy Distribution
Energy Investments

Note 1: 15% interest in DBNGP to increase to 20%
Note 2: Ownership interest at 31 Dec 06 was 83%

Segment Results – Sales Revenue

Alinta

For the year ended 31 December	2006 $m	2005 $m	Change $m
Energy Markets	[illegible]	[illegible]	[illegible]
[illegible]	60.4	[illegible]	[illegible]
Retail	542.2	[illegible]	[illegible]
[illegible]	127.6	[illegible]	[illegible]
Energy Distribution	217.0	[illegible]	[illegible]
Asset Management	667.2	[illegible]	[illegible]
Power Generation	63.2	[illegible]	[illegible]
Energy Investments[1]	-	[illegible]	[illegible]
Inter-segment Eliminations	(335.3)	[illegible]	[illegible]
TOTAL SALES REVENUE	1,342.4	[illegible]	[illegible]

[1] Energy Investments comprises equity accounted results and does not contribute to Sales Revenue

Segment Results – EBITDA

Alinta

For the year ended 31 December	2006 $m	2005 $m	Change $m
[illegible]		[illegible]	[illegible]
[illegible]	21.7	[illegible]	[illegible]
[illegible]	61.6	[illegible]	[illegible]
[illegible]	(4.0)	[illegible]	[illegible]
Energy Distribution	133.0	[illegible]	[illegible]
Asset Management	66.1	[illegible]	[illegible]
Power Generation	21.2	[illegible]	[illegible]
[illegible]	117.3	[illegible]	[illegible]
Discontinued Operations	-	[illegible]	[illegible]
Other – Inter-segment Eliminations	(45.3)	[illegible]	[illegible]
TOTAL EBITDA	371.6	[illegible]	[illegible]

[1] Includes one off synergy implementation costs of $24.7 million

[2] Reconciliation included in Appendix. Includes one-off synergy implementation costs of $6.5m

Contribution of Former AGL Assets

Alinta


Energy Distribution
Asset Management
Power Generation
Energy Investments
$ million
$ million
$ million
$ million
"Old" Alinta
AGL Contribution
Sales Revenue
$90.9
$126.2
$118.0
$549.2
$0.7
$62.5
N/A - Equity Accounted
NSW Gas, Vic Electricity
Agility
Cawse, Wattle Point
19.9% AGL, APT
EBITDA
$46.7
$86.3
$17.7
$73.1
$4.2
$17.0
$16.2
$101.1

EBITDA excludes synergy implementation costs of $19.4m (AGL) and $5.3m ("Old" Alinta)

AGL assets reported as finance leases under AIFRS

Cash Flow

Alinta

For the year ended 31 December	2006 $m	2005 $m	Change $m
[illegible]	428.1	[illegible]	[illegible]
[illegible]	104.6	[illegible]	[illegible]
[illegible]	49.8	[illegible]	[illegible]
[illegible]	(144.3)	[illegible]	[illegible]
[illegible]	(132.4)	[illegible]	[illegible]
[illegible]	(1,255.3)	[illegible]	[illegible]
[illegible]	723.5	[illegible]	[illegible]
[illegible]	(226.0)	[illegible]	[illegible]
[illegible]	400.2	[illegible]	[illegible]

Financial Position

Alinta

For the year ended 31 December	2006 $m	2005 $m	Change $m
Total Assets	11,000.8	[illegible]	[illegible]
Total Equity	3,787.6	[illegible]	[illegible]
Cash	400.2	[illegible]	[illegible]
Interest Bearing Liabilities	6,261.5	[illegible]	[illegible]
Debt/(Debt + Equity)	62%	[illegible]	[illegible]

Note: In addition to the assets acquired from AGL, assets and liabilities of AIH have been 100% consolidated at 31 December 2006, however operating results have been equity accounted



Operational Review and Outlook

Peter Magarry
Acting Chief Executive Officer

Alinta

AAM – Top Class Performer

Alinta

- April 2006: Alinta Network Services (ANS) and National Power Services (NPS) merged to form Alinta Asset Management (AAM)
  - Strengthened position as a best-in-class asset manager that delivers quality service to asset owner partners and the energy industry
  - Achieved $11million in annual savings
- October 2006: Acquired Agility asset management business via AGL transaction
  - Increased assets under management from $8 billion to $14 billion
- Managing key projects across Australia in excess of $1.3 billion
- Continued excellent operational performance of assets under management
- Diversity of assets under management

Robust business model delivering accretive growth to shareholders

Scaleable Asset Management Model

Alinta



1
2
3
Asset Services
Define Asset Mgmt Plan
Project High Level Scope
Business / Mkt Development
Gate Process
Asset Owner Request
External Cust Request
Customers
Program Management
Define Program of Work
Determine Delivery (Internal or External)
Operations (East, West, South)
Detailed Design (PMP)
Execute Work
Close-out
Feedback & Review
Feedback & Review
Feedback & Review
4
Monitor and Report

Key Capabilities

- Scalable and flexible model across asset classes
- Advanced planning built on good asset owner relationships
- Cost focus all along the "production line"
- Tight program management using accurate, timely performance reporting

AGL Integration Update

Alinta

Early Initiatives Successfully Implemented

- ✓ **Successful Day 1 program**
- ✓ **Separated the MSPP business in 5 days**
- ✓ **Re-branded sites and vehicles**
- ✓ **Property**
  - ✓ Sydney CBD office established
  - ✓ Property portfolio review completed and consolidations commenced
- ✓ **Organisation structures merged**
- ✓ **Corporate synergies achieved**
- ✓ **AAM synergy delivery ahead of schedule**
- ✓ **Merged AAM business exceeded 2006 financial targets**

Synergy Benefit Realisation Ahead of Schedule

Alinta

- Annual synergies savings target increased by $15 million to $70 million
- On track to achieve increased target by end of 2008



$38m
$55m
$70m
Currently achieved, compared to Scheme target of $22.6m over first 12 months

- One-off implementation costs will increase by $3.4 million



Incurred to 31 Dec 06
$31m
$44.2m
$47.6m
Scheme estimate
Forecast

The benefits recur annually, the costs are one-off.

Key Infrastructure Projects

Alinta

Alinta delivers major projects on time and budget ✓

- Managing key projects across Australia in excess of $1.3b
  - $430m DBNGP Stage 4 expansion (completed)
  - $700m DBNGP Stage 5A expansion
  - $90m Sydney primary loop gas reinforcement project
  - $53m South Gippsland natural gas pipeline project
  - $20m Yarra Ranges gas extension project

Underlying business continues to deliver strong profitable growth

Energy Markets

Alinta

WA Retail (Alinta owns 67% of AlintaAGL JV)

- Successful entry into electricity market in WA - 30% contestable market share
- Gas sales volume 52.3 PJ, up 3% on 2005 driven by industrial sector
- Residential market: Continued strength in the housing market, tempered by a return to an average winter

Wholesale

- Significant improvement to both revenue and EBITDA compared to 2005

WLPG

- LPG volumes up on first half but full year lower than prior year as expected
- Increased LPG prices (up 21% on 2005), linked to oil prices

Power Generation

Alinta

Alcoa Cogeneration (Alinta owns 67% of AlintaAGL JV)

- Pinjarra Unit 1 commissioned in March 2006 with reliable performance and no forced outages
- Pinjarra Unit 2 commenced supplying electricity in December 2007 with practical completion achieved on 23 February 2007

Cawse Cogeneration and Wattle Point Wind Farm

- Acquired as part of AGL transaction with performance in line with expectations since acquisition
- Wattle point divestment under consideration

Tamar Valley Power Station

- Conditional agreement reached to develop 200MW gas-fired power station near George Town, Tasmania
- Construction scheduled for mid 2007 pending finalisation of approvals and contractual arrangements

Energy Distribution

Alinta

AlintaGas Networks

- Revenue and EBITDA in line with weather related reduced throughput
- Network continues to grow on the back of strong WA housing market

NSW Gas Distribution and Victorian Electricity Distribution

- Acquired as part of AGL transaction with performance in line with expectations



Energy Investments

Alinta

AGL

- 19.9% stake in AGL to 26 October 2006 generating fully franked dividend income

AIH

- Takeover offer announced in November 2006 and successfully completed compulsory acquisition
- Acquisition of AIH facilitates internal restructure options

Multinet and United Energy

- New projects to expand Multinet distribution network - Yarra Ranges and South Gippsland
- UED performing strongly. Advanced interval metering trials underway

Energy Investments

Alinta

Dampier Bunbury Natural Gas Pipeline

- Stage 4 completed in January 2007 increasing capacity by more than 100TJ per day
- Stage 5A in progress

ActewAGL

- Acquired 50% interest as part of AGL transaction with performance in line with expectations

Australian Pipeline Trust

- Acquired 26% interest as part of AGL transaction and acquired an additional 10.25% from various institutions and retail shareholders
- APT shareholding is subject to both ACCC undertakings and court actions

Operational Outlook

Alinta

Infrastructure Assets

- Largest portfolio of energy infrastructure assets in Australia
- High quality assets delivering stable cash flows with high growth prospects relative to other infrastructure assets
  - Excellent growth prospects from AIH pipelines and power, and DBNGP
- Largely gas based portfolio positions Alinta to benefit from any greenhouse abatement measures as a result of climate change debate

Alinta Asset Management

- Infrastructure portfolio underpins asset management platform for growth
  - Additional benefits from capex programs
  - High exposure to WA and Qld growth economies
- Substantial growth in external services market
  - $4b market and growing
  - Major water opportunities

Operational Outlook

Alinta

Power Generation

- Tamar Valley
  - First private sector generation in Tasmania
- Industrial cogeneration opportunities
- Opportunities from Pilbara resources boom

AlintaAGL

- Continued growth in WA electricity market share
- Wagerup Stage 1 construction commenced Q4 2006 with first electricity scheduled for Q3 2007
- Expectation of further growth in generation in WA



Corporate Activity

John Akehurst

Chairman

Alinta

The Way Forward

Alinta

Internal Restructure

- Need for optimised capital structure foreshadowed Q4 2006
  - Company demerger is favoured over differentiated securities approach
- JP Morgan and Carnegie Wylie currently assisting the company to assess restructure alternatives
  - Process well advanced
  - Outcome will form the baseline against which binding external bids will be assessed
- Emphasis is on implementation in second half 2007

The Way Forward

Alinta

External Bid Process

- Number of expressions of interest received re possible sale of Alinta
- Small number of parties currently undertaking due diligence
- Any binding bids will be submitted at completion of process
- Timing remains confidential

The Way Forward

Alinta

Board Recommendation

- The Board will rigorously assess all options
- To be recommended, any external bid will need to offer an appropriate premium over the internal restructuring
- No binding offer has to date been received by the company
- There is no certainty that any external bid will be received
- The Board will make its views regarding the preferred course of action, clear to shareholders at the end of this process

Board is committed to maximising value to shareholders

Earnings Guidance

Alinta

- Uncertainty around structure of Alinta going forward
  - Internal restructure versus external bids
- 2007 unlikely to report in comparable format to 2006
- Board has chosen not to issue guidance at this time



Questions?

Alinta



Appendices

Alinta

Energy Distribution

Alinta

AlintaGas Networks

For the year ended 31 December	2006 $m	2005 $m	2004 $m
[illegible]	19.8	[illegible]	[illegible]
[illegible]	6.8	[illegible]	[illegible]
[illegible]	89.1	[illegible]	[illegible]
[illegible]	4.3	[illegible]	[illegible]
[illegible]	1.4	[illegible]	[illegible]
[illegible]	4.8	[illegible]	[illegible]
[illegible]	126.2	[illegible]	[illegible]

Energy Distribution

Alinta

AlintaGas Networks: Gas Throughput (PJ)

For the year ended 31 December	2006	2005	2004
[illegible]	13.5	14.7	[illegible]
[illegible]	2.9	2.7	[illegible]
Residential	10.0	[illegible]	9.9
[illegible]	4.6	4.1	[illegible]
[illegible]	31.0	[illegible]	[illegible]

Former AGL Assets: Operational Statistics

Alinta

GAS

	Year ended 31 December 2006	2005	Change
Volume transported – Residential & small business (PJ)	32.7	[illegible]	[illegible]
Large business	64.5	[illegible]	[illegible]
Total	**97.2**	95.0	[illegible]
Customer connections	986,912	[illegible]	[illegible]
Network length	23,805	[illegible]	[illegible]

ELECTRICITY

	2006	2005	Change
Volume transported – Residential & small business (GWh)	2,017.7	[illegible]	[illegible]
Large business	2,260.6	[illegible]	[illegible]
Total	**4,278.4**	4,174.7	2.5%
Customer connections	296,262	[illegible]	[illegible]
Network length	10,472	[illegible]	[illegible]

Energy Sales

Alinta

Retail - (PJ)

For the year ended 31 December	2006	2005	2004
Contract	39.3	[illegible]	[illegible]
Business	2.3	[illegible]	[illegible]
Residential	10.7	[illegible]	[illegible]
Total Retail Volume	52.3	[illegible]	[illegible]

Energy Sales

Wesfarmers LPG

For the year ended 31 December	2006	2005	2004
[illegible]	172	[illegible]	[illegible]
[illegible]	511	[illegible]	[illegible]
[illegible]	0.75	[illegible]	[illegible]
[illegible]	681	[illegible]	[illegible]

Reconciliation of Scheme Pro Forma to Actual 2006

Alinta

For the year ended 31 December	2006 $m	
Scheme Book pro forma NPAT	215.5	[illegible]
Pro forma reconciled to 2006 expected NPAT	179.1	[illegible]
Variances to 2006 Reported NPAT		
Business development costs	(10.0)	
Tax adjustments	20.0	
Asset impairment	(17.2)	
Derivative income	12.9	
[illegible] versus [illegible] Scheme Booklet	(12.0)	
Exclusion of Gas Valpo from Scheme	(2.3)	
Other	2.2	
2006 Profit attributable to members	172.7	

2006 Actuals v Guidance

	Guidance Dec 2006 $m	Actual Dec 2006 $m
Underlying operations[1]	[illegible] - 140	140.0
[illegible] ownership of AGL	27	25.6
Operating result from AGL infrastructure acquisition	[illegible] - 1	(0.6)
Write off business development costs	[illegible] (7)	(10.0)
Tax adjustments	[illegible]	20.0
Asset impairment	[illegible]	(17.2)
Derivative income (AIFRS)	[illegible]	12.9
Other significant items	6	2.0
Profit for the period attributable to members	160 - 167	**172.7**
Add back – Synergy implementation costs	[illegible] - 20	(21.9)
Profit for the period attributable to members before implementation costs	180 - 184	**194.8**

Note 1: Net of synergy implementation costs

Segment Results – EBITDA

Alinta

EBITDA excludes equity accounted returns received from minority Energy Investments

For the year ended 31 December	2006 $m	2005 $m
Equity accounted share of [illegible]	10.3	[illegible]
Equity accounted share of DBNGP	0.8	1.1
Equity accounted share of [illegible]	3.2	[illegible]
Equity accounted share of [illegible]	4.5	[illegible]
Contribution from equity accounted investments	18.9	[illegible]
[illegible] value of investments	636.6	[illegible]

Per Share Information

Alinta

For the year ended 31 December	2006	2005	% Change
Basic EPS	56.2	[illegible]	[illegible]
Diluted EPS	56.0	[illegible]	[illegible]
Basic EPS (from continuing operations)	56.2	[illegible]	[illegible]
Diluted EPS (from continuing operations)	56.0	[illegible]	[illegible]
DPS	46.0	[illegible]	[illegible]
Franking	100%	[illegible]	[illegible]
Weighted Ordinary Shares (Diluted)	308.5m	[illegible]	[illegible]

Reconciliation of Unallocated / Intersegment EBITDA

For the year ended 31 December	2006 $m	2005 $m
Interest revenue not allocated to segments	37.9	21.9
Overheads not allocated to segments	(70.4)	(35.1)
Eliminations on consolidation	18.5	15.7
Other	(31.3)	(25.0)
TOTAL	(45.3)	(22.5)

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

15 February 2007

Australian Securities and Investments Commission
PO Box 4000
GIPPSLAND MAIL CENTRE VIC 3841

Dear Sir/Madam

Form 484 – Change to Company Details

Please find **enclosed** a form 484 Change to Company Details for Alinta Limited in respect to the conversion of Options.

If you have any queries, please do not hesitate to contact Connie Schell on (08) 6213 7505.

Yours sincerely

Patrick McCole
Company Secretary

Encl.

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Alinta Limited

ACN/ABN
119 985 590

Corporate key
37901964

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Connie Schell c/- Alinta Limited

ASIC registered agent number (if applicable)

Telephone number
(08) 6213 7505

Postal address
GPO Box W2030
PERTH WA 6846

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Patrick McCole

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
1 5 / 0 2 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title
A	A
B	B ...etc
EMP	employee's
FOU	founder's
LG	life governor's
MAN	management
ORD	ordinary
RED	redeemable
SPE	special

Share class code	Full title
PRF	preference
CUMP	cumulative preference
NCP	non-cumulative preference
REDP	redeemable preference
NRP	non-redeemable preference
CRP	cumulative redeemable preference
NCRP	non-cumulative redeemable preference
PARP	participative preference

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 – Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	19,649	$9.1774	Nil
ORD	27,016	$10.4664	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 4 / 0 2 / 0 7
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		493,647,622	N/A	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 5 / 0 2 / 0 7
[D D] [M M] [Y Y]

Awc

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

15 February 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares on Conversion of Options

Also attached is an Appendix 3B detailing the issue of shares on conversion of options pursuant to the Alinta Executive Option Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	46,665
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to options exercisable at: A: $9.1774 per share due to expire on 1 April 2015; B: $10.4664 per share due to expire on 19 June 2016.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	A: $9.1774 per share for 19,649 options; B: $10.4664 per share for 27,016 options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to an exercise of options under the Alinta Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 February 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
493,647,622	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,594,315	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 February 2007
(Company secretary)

Print name: Patrick McCole

== == == == ==

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

15 February 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3Y

Attached are replacement Appendices 3Y for Michael Wilkins which were lodged on 3 January 2007 and 1 February 2007 which contained typographical errors.

Patrick McCole
Company Secretary

Enclosures

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael John Wilkins
Date of last notice	1 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 1,550 ordinary shares Indirect: 5,000 ordinary shares
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Fododo Pty Ltd (family trustee company)	5,000 ordinary shares in Alinta Limited
Date of change	29 December 2006
No. of securities held prior to change	6,550 ordinary shares in Alinta Limited.
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	129 ordinary shares in Alinta Limited.
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.65 per ordinary share
No. of securities held after change	1,679 ordinary shares held directly and 5,000 ordinary shares held indirectly.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael John Wilkins
Date of last notice	3 January 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 1,679 ordinary shares Indirect: 5,000 ordinary shares
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Fododo Pty Ltd (family trustee company)	 5,000 ordinary shares in Alinta Limited
Date of change	31 January 2007
No. of securities held prior to change	6,679 ordinary shares in Alinta Limited.
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	108 ordinary shares in Alinta Limited.
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.96 per ordinary share
No. of securities held after change	1,787 ordinary shares held directly and 5,000 ordinary shares held indirectly.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

27 February 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta announces 100 percent ownership of AIH

Alinta announces that is has completed today the process of compulsorily acquiring all of the stapled securities in Alinta Infrastructure Holdings in which it did not have a relevant interest. The Alinta group now owns 100 percent of Alinta Infrastructure Holdings securities.

Patrick McCole
Company Secretary

END